14005391

SEMILEDS

SemiLEDs Corporation

2013 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

SemiLEDs Corporation
(Exact name of registrant as specified in its charter)

Delaware	**20-2735523**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.	**350**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: **+886-37-586788**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.0000056 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of February 28, 2013 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock reported by the NASDAQ Global Select Market on such date, was approximately $10.3 million. Shares of common stock held by each executive officer and director of the registrant and by each person who owns 10% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares outstanding of the registrant's Common Stock, par value $0.0000056 per share, as of November 14, 2013: 27,760,780.

Documents Incorporated By Reference:

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2014 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

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SemiLEDs Corporation

Table of Contents

Smaller Reporting Company—Scaled Disclosure

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended, as indicated herein, we have elected to comply with the scaled disclosure requirements applicable to "smaller reporting companies."

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PART I.

Forward-looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this Form 10-K, including statements regarding the future results of operations of SemiLEDs Corporation, or "we," "our" or the "Company," and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. The words "believe," "may," "should," "plan," "potential," "project," "will," "estimate," "continue," "anticipate," "design," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Item 1A, Risk Factors. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 10-K may not occur, and actual results and the timing of certain events could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of many factors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We have not assumed any obligation to, and you should not expect us to, update or revise these statements because of new information, future events or otherwise.

Item 1. *Business*

Company Overview

We develop, manufacture and sell light emitting diodes (LED) chips and LED components. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting. Our LED chips may also be used in specialty industrial applications, such as ultraviolet, or UV, curing of polymers, LED light therapy in medical/cosmetic applications, counterfeit detection, LED lighting for horticulture applications, and architectural lighting. Our core products are LED chips and LED components, but lighting products have also become an increasingly important part of our business.

Utilizing our patented and proprietary technology, our manufacturing process begins by growing upon the surface of a sapphire wafer, or substrate, several very thin separate semiconductive crystalline layers of gallium nitride, or GaN, a process known as epitaxial growth, on top of which a mirror-like reflective silver layer is then deposited. After the subsequent addition of a copper alloy layer and finally the removal of the sapphire substrate, we further process this multiple-layered material to create individual LED chips.

We sell blue, green and UV LED chips under our MvpLED brand to a customer base that is heavily concentrated in a few select markets, including Taiwan, the United States, Russia and China. We also sell our new "Enhanced Vertical," or EV, LED product series in blue, green and UV. We sell our LED chips to packagers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets. Our lighting products customers are primarily original design manufacturers, or ODMs, of lighting products and the end-users of lighting devices. We also contract other manufacturers to produce for our sale certain LED products, and for certain aspects of our product fabrication, assembly and packaging processes, based on our design and technology requirements and under our quality control specifications and final inspection process.

We have developed advanced capabilities and proprietary know-how in:

- reusing sapphire substrate in subsequent production runs;
- optimizing our epitaxial growth processes to create layers that efficiently convert electrical current into light;
- employing a copper alloy base manufacturing technology to improve our chip's thermal and electrical performance;
- utilizing nanoscale surface engineering to improve usable light extraction; and
- developing a LED structure that generally consists of multiple epitaxial layers which are vertically-stacked on top of and a copper alloy base.

These technical capabilities enable us to produce LED chips that can provide efficacies of greater than 120 lumens per watt when packaged. We believe these capabilities and know-how also allow us to reduce our manufacturing costs and our dependence on sapphire, a costly raw material used in the production of sapphire-based LED devices. In addition, we believe our technological know-how and capabilities will help facilitate our migration to larger wafer sizes.

We were incorporated in the State of Delaware on January 4, 2005 and sold our first LED chips in November 2005. We are a holding company for various wholly and majority owned subsidiaries. Our most significant subsidiary is our wholly owned operating subsidiary, SemiLEDs Optoelectronics Co., Ltd., or Taiwan SemiLEDs, where a substantial portion of our assets are held and located, where a substantial portion of our research, development, manufacturing, marketing and sales activities take place, and where most of our employees are based. As of August 31, 2013, we also owned a 66% interest in Ning Xiang Technology Co., Ltd., or Ning Xiang, which consisted of a 51% interest that we acquired in August 2011 and an additional 15% interest that we acquired in April 2013. In November 2013, we acquired an additional 21% interest in Ning Xiang, which increased our total ownership interest to 87%. Ning Xiang is engaged in the design, manufacture and sale of lighting fixtures and systems.

We also have interests in unconsolidated joint ventures that we have accounted for as equity method investments and as such have not consolidated for financial reporting purposes. As of August 31, 2013, we owned a 50% interest in SILQ (Malaysia) Sdn. Bhd., or SILQ, a joint venture established in Malaysia to design, manufacture and sell lighting fixtures and systems, and we also had an inactive joint venture, Xurui Guangdian Co., Ltd., or China SemiLEDs, in which we held a 49% equity interest. China SemiLEDs was originally significant to our China strategy, but we wrote down the investment to a carrying amount of zero at August 31, 2012; see discussion further below.

Recent Developments

The LED industry has experienced a significant downturn during our last two fiscal years, including sharp reductions in pricing of LED products, leading to dramatic decline in revenues and profitability. As a result, we incurred net losses for the fiscal years ended August 31, 2013 and 2012, which included significant impairment charges on our long-lived assets, equity investments and goodwill associated with a business acquisition, and significant excess capacity charges as a result of the underutilization of our manufacturing capacity. Although we believe such downturn is cyclical, competition in the markets for LED products is intense, and we expect that competition will continue to increase. We also faced challenges over our fiscal year ended August 31, 2013 relating to delays in the adoption of our new LED products and a sustained decrease in the market price of our common stock.

During the first quarter of fiscal 2014, in response to challenging business conditions and to improve our overall cost competitiveness and cash flow generation, we have initiated actions to accelerate operating cost reductions and improve operational efficiencies. In addition to these actions, we have also developed a strategic plan to address areas of business where we see the best opportunity for the most profitable sales of our LED products, which includes primarily a focus on the UV LED market segment, de-emphasizing LED chips sales (but placing a greater emphasis on the sale of LED components) in selected markets where pricing pressure is significant, and pursuing new market opportunities that leverage our core competencies. The challenges we face in achieving these operational and strategic objectives include effective cash flows management and liquidity, obtaining customer qualifications on our new products and executing our strategic plan and cost reduction initiatives to focus on improving revenues and achieving profitability.

In June 2013, we expanded our UV LED product portfolio with the launch of our mid-power P50N product series and high-power N9 product series, designed for industrial applications such as printing, coating, curing, signage and medical/cosmetic uses. We also introduced low-power 3020 product series and 5mm through-hole lamp type UV LED components to our LED components portfolio in January 2013.

In July 2013, we acquired an additional LED components production line and added an array of LED components products to our existing portfolio, including LED emitters ranging from one watt to 50 watts, and LED modules for lighting applications. These LED components products are used primarily for general lighting applications, including residential, commercial and industrial lighting, and industrial applications such as UV curing and horticulture applications.

In November 2013, we announced the launch of our new 10-watt M63 RGBW integrated 6363 LED, capable of delivering over 410 total lumens of combined red, green, blue and white light output. The M63 RGBW LED component integrates our vertical LED structure, white color chip and ceramic packaging technologies, designed for a wide range of color-changing applications, including entertainment lighting (such as stage lights, backdrops and spotlighting), large scale displays, and architectural lighting. This compact multi-color LED component offers our customers easy color mixing and higher integration that simplifies the design of lighting fixtures and reduces the number of LED components used.

Our Technology

Our proprietary technology integrates copper alloy in a vertical LED structure. We first grow epitaxial layers on a sapphire wafer. The epitaxial layers are multiple doped GaN layers. At this point in the process, our structure has the following order: (i) sapphire; (ii) n-doped GaN (N-GaN); (iii) multi-quantum well layers (MQWs); and (iv) p-doped GaN (P-GaN). Next, we deposit and define (by patterning and etching) multiple metal layers on the P-GaN layer. These metal layers consist of several different mirror layers and copper alloy layers, which are deposited on top of the mirror layers by electroplating. The copper alloy metal layers, which are collectively called the P-Contact Metal Layer, create low resistance contact with the P-GaN layer.

We then remove the sapphire wafer from the N-GaN layer through laser radiation, and the sapphire wafer is removed from the production line and recycled. The remaining device structure—consisting of the P-Contact Metal Layer on top of the epitaxial layers—is then ready for further processing. To complete our LED device structure, we then deposit and define additional metal layers on top of the N-GaN layers to achieve low resistance contact with the N-GaN layers. These additional metal layers are collectively called the N-Contact Metal Layer.

After this process, our final LED chip structure is: (i) copper alloy metal layer; (ii) P-GaN; (iii) MQWs; (iv) N-GaN; and (v) N-contact Metal layer. Our final LED chip structure is diced into individual LED chips and then separated, tested and binned according to customer specifications, such as wavelength (color) and brightness. When a constant electrical current flows from our P-Contact Metal Layer to our N-Contact Metal Layer, light is generated in the MQWs and emitted through the surface of the N-GaN.

A significant difference in our production process from conventional sapphire-based LED chip production is our ability to recycle and re-use the sapphire wafer multiple times. By reusing sapphire wafers, we reduce our dependence on sapphire and our wafer materials cost. In addition, the difference in the thermal expansion properties of the sapphire wafer and the doped GaN layers results in a "bowed" wafer due to the high temperatures used in the growth process. When the wafer "bows" significantly, the chip yield decreases substantially. Larger wafer sizes exacerbate the "bowing" effect. Our ability to remove the sapphire allows us to reduce wafer bowing during the patterning process, which we believe will enable us to more easily migrate to larger wafer sizes.

We believe that most conventional GaN LEDs grown on sapphire wafers are based on a lateral design. However, we believe a superior combination of both light output efficiency and heat removal is realized in a vertical LED chip design with a copper alloy metal structure. Among pure metals at room temperature, copper has the second highest electrical and thermal conductivity, after silver. Heat is generated by passing electrical current through resistive materials. In our vertical LED chips, electrical current flows from the low resistance copper alloy base to the epitaxial layers also with low electrical resistance, thereby resulting in lower heat generation. Furthermore, due to the high thermal conductivity of the copper alloy layer, the heat generated in our device is effectively conducted to the packaging materials, where it can be dissipated through a heat sink. The resulting lower operating temperature helps to maintain LED device performance and reliability.

Once light is generated in the MQWs of our LED chips, the light is emitted out of the N-GaN surface. Our chip uses a high reflectivity metal between the copper alloy layer and the P-GaN surface that acts as a mirror to reflect light more effectively out of the internal structure of the device. In contrast, in conventional sapphire-based LED devices, leakage can occur when light escapes through the sides of the substrate or is converted to heat due to the higher internal resistance of the device. Furthermore, by optimizing the internal structure and surface of our epitaxial layers through our proprietary nanosurface engineering, a greater portion of light is extracted after generation within the device, whereas conventional sapphire-based LED devices have a semi-transparent contact layer (STCL) which absorbs and reduces the amount of light that can be emitted vertically from the chip.

Our Products

Our core products are LED chips and LED components, but lighting products have also become an increasingly important part of our business.

LED Chips

We produce a wide variety of blue, green and UV LED chips, including our new EV LED product series, currently ranging from chip sizes of 380 microns, or μm, by 380μm to 1520μm by 1520μm, which are capable of providing over 120 lumens per watt when properly packaged as cool white emitters. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. Our LED chips are used primarily for applications in the general lighting market, including street lights and commercial, industrial and residential lighting. Our LED chips may also be used in specialty industrial applications such as UV curing of polymers, LED light therapy in medical/cosmetic applications, counterfeit detection, LED lighting for horticulture applications, and architectural lighting. Revenue from sales of our LED chips represented 30% and 27% of our revenues for the years ended August 31, 2013 and 2012, respectively.

LED Components

We currently package a portion of our LED chips into LED components for sale to distributors and end-customers in selected markets. The majority of our LED components use our 1200μm by 1200μm, 1070μm by 1070μm and 860μm by 860μm chips, most of which are combined with phosphors to produce components with various color temperatures. During the fourth quarter of our fiscal 2012, we launched our C35 emitters that incorporate our EV LED chips and feature narrow binning, low thermal resistance and a special optical design. The C35 emitters provide our customers with greater flexibility in making color choices. In June 2013, we expanded our UV LED product portfolio with the launch of our mid-power P50N product series and high-power N9 product series, designed for industrial applications such as printing, coating, curing, signage and medical/cosmetic uses. We also introduced low-power 3020 product series and 5mm through-hole lamp type UV LED components to our LED components portfolio in January 2013. In July 2013, we acquired an additional LED components production line and added an array of LED components products to our existing portfolio, including LED emitters ranging from one watt to 50 watts, and LED modules for lighting applications. These LED components products are used primarily for general lighting applications, including residential, commercial and industrial lighting, and industrial applications such as UV curing and horticulture applications. Our LED components include different form factors comprised of lead frame, silicone, surface mount, ceramic and through-hole packaged devices. We apply our proprietary design for the packaging process, such as wafer level phosphor coating, to optimize the optical and thermal properties of the LED component. Our packaging process includes chip bonding, wire bonding, phosphor coating, encapsulation, scribing, dicing and testing. We may, from time to time, establish packaging operations in selected markets for sale to distributors and end-customers in such markets. We also contract with other manufacturers to produce for our sale certain LED components products based on our design and technology requirements and under our quality control specifications and final inspection process. Revenue from sales of our LED components represented 39% and 50% of our revenues for the years ended August 31, 2013 and 2012, respectively.

Lighting Products

We design, assemble and sell lighting fixtures and systems for general lighting applications, including commercial, residential and industrial lighting. Our lighting products consist primarily of LED luminaries and LED retrofits. Our lighting products customers are primarily ODMs of lighting products and the end-users of lighting devices. Revenue from sales of our lighting products represented 23% and 15% of our revenues for the years ended August 31, 2013 and 2012, respectively.

Manufacturing

Our manufacturing operations, including those of Ning Xiang, are located in Taiwan. Starting in the fourth quarter of our fiscal 2011 and continuing through the fourth quarter of our fiscal 2013, we suffered from the underutilization of our manufacturing capacity, primarily for our LED chips. Consequently, a portion of our manufacturing equipment was idled resulting in significant excess capacity charges. We also use contract manufacturers to produce for our sale certain LED products, and for certain aspects of our product fabrication, assembly and packaging processes, based on our design and technology requirements and under our quality control specifications and final inspection process.

Raw Materials

We use the following raw materials in our LED chip manufacturing: metal organics, sapphire, copper alloy, gold slugs, sodium gold sulfite, aluminum granules and electrolytic nickel, among others. We use the following assembly materials in the production of our LED component products: gold bond wire, lead frame, ceramic substrate, phosphor, silicon zener-diode, silicone rubber, eutectic (AuSn) bonding material and silver paste, among others. We also purchase industrial and general chemicals and gases for the manufacture of both our LED chips and LED components. We do not manufacture our lighting products from the raw materials but we assemble our lighting products from individual components, such as LED emitters, electronic components, printed circuit boards, heat-sink, lenses and other metal and plastic components. New rules issued by the U.S. Securities and Exchange

Commission, or the SEC, in August 2012 will require us to ascertain and disclose the origin of some of the raw materials, including gold, that we use, which will add to our costs.

Quality Management

We have implemented quality control measures at each stage of our operations, including obtaining supplier qualifications, inspecting incoming raw materials and random testing during our production process, to ensure consistent product yield and reliability. We test all new processes and new products prior to commercial production. We also inspect all final products prior to delivery to our customers to ensure that production standards are met. If we encounter defects, we conduct an analysis in an effort to identify the cause of the defect and take appropriate corrective and preventative measures. We provide standard product warranties on our products, which generally range from three months to two years. Our manufacturing fabs located in Hsinchu Science Park and Sinwu, Taiwan, are certified in compliance with ISO9001:2008. All these facilities are subject to periodic inspection by the relevant governmental authorities for safety, environmental and other regulatory compliance.

We require all of our employees involved in the manufacturing and engineering process to receive quality control training, according to a certification system depending on the level of skills and knowledge required. The training program is designed to ensure consistent and effective application of our quality control procedures.

Sales and Marketing

We market and sell our products through both our direct sales force and distributors. We primarily sell our LED chips to packagers and distributors. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers. Our distributors resell our LED chips either to packagers or to end-customers. We sell our LED components to distributors and end-customers in selected markets, such as Taiwan, Russia, Republic of Turkey and China. Our lighting products customers consist primarily of ODMs of lighting products and the end-users of lighting devices with the sales made by our and Ning Xiang's direct sales force.

Our direct sales force is primarily based in Taiwan. We assign our sales personnel to different geographic regions so that they can keep abreast of trends in specific markets. We plan to continue expanding our sales coverage in Asia as we grow our business. In addition, we may enter into strategic relationships with companies in Taiwan or other countries that we believe may provide strategic value to us.

We focus our marketing efforts on brand awareness, product advantages and qualified lead generation. We rely on a variety of marketing strategies, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and online advertising.

Customers

We sell our LED chips products to packaging customers and LED chip distributors. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets. Sales to distributors represented 20% and 43% of our revenues for the years ended August 31, 2013 and 2012, respectively.

We have historically derived a significant portion of our revenues from a limited number of customers. For the years ended August 31, 2013 and 2012, our top ten customers collectively accounted for 35% and 49%, respectively, of our revenues. Some of our largest customers and what we produce/have produced for them have changed from quarter to quarter primarily as a result of the timing of discrete, large project-based purchases and broadening customer base, among other things. For the years ended August 31, 2013 and 2012, sales to our three largest customers, in the aggregate, accounted for 14% and 31% of our revenues, respectively. For the year ended August 31, 2012, sales to one distributor customer accounted for 24% of our total revenues.

Our revenues are concentrated in a few select markets, including Taiwan, the United States, Russia and China. Net revenues generated from sales to countries in these markets, in the aggregate, represented 63% and 78% of our revenues for the years ended August 31, 2013 and 2012, respectively. We expect that our revenues will continue to be substantially derived from these countries for the foreseeable future. Given that we are operating in a rapidly changing industry, our sales in specific markets may fluctuate from quarter to quarter. Therefore, our financial results will be impacted by general economic and political conditions in such markets.

Our Joint Ventures and Investments

We have grown our business in part through strategic alliances and acquisitions, and may from time to time continue to grow our operations by participating in joint ventures, making acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. As of August 31, 2013, we had an active joint venture, SILQ, and an inactive joint venture, China SemiLEDs. See "China SemiLEDs" below.

SILQ is a joint venture enterprise we established in Malaysia in September 2009 to design, manufacture and sell lighting fixtures and systems. We also entered into this joint venture to assist with market intelligence and channel development. As of August 31, 2013, we owned a 50% interest in SILQ. The other 50% is held by a Malaysian company. SILQ began operating in June 2010 and is developing business and selling products in Malaysia. We expect that it will incur losses for the near term.

As of August 31, 2012, we had an inactive joint venture, SS Optoelectronics Co. Ltd., or SS Optoelectronics, in which we held a 49% interest. In September 2012, SS Optoelectronics was dissolved in accordance with the joint venture agreement and we received return of our investment in full.

In October 2012, we completed the acquisition of a 9.9% equity interest in High Power Optoelectronics, Inc., or HPO, for total cash consideration of $2.9 million. HPO and its shareholders also granted us the right to increase our shareholdings in HPO to more than 50% within the one-year period after the closing. The purchase right expired, unexercised in October 2013. We have also become the exclusive distributor for HPO's LED products having a wavelength that is 560μm or shorter and a distributor for those that are longer. In addition, we have entered into a joint research and development agreement with HPO to develop LED products. The distribution and development agreements are terminable by either party with written notice upon the expiration of the purchase right. We did not have any active research and development activities with HPO as of August 31, 2013, and our sales of HPO's LED products during the year ended August 31, 2013 were not material. Due to the negative impact caused by economic and industry downturn in recent years, HPO has incurred significant net losses and negative cash flows from operations. Since our investment in October 2012, HPO's financial condition and sources of liquidity have continued to deteriorate. HPO also failed to comply with financial covenants for certain of its borrowing arrangements, and its cash and financial resources are limited. Due to these conditions and events, substantial doubt exists about HPO's ability to continue as a going concern. In the third quarter of fiscal 2013, we reviewed the operating performance and financial condition of HPO based on HPO's latest audited financial statements, other publicly available information and events that have occurred after HPO's balance sheet date. We also considered an extensive due diligence review completed in January 2013 by independent consultants we appointed. We considered the extent and duration of time to which the fair value of our investment has been less than the carrying amount, the financial condition of HPO and prospect for recovery in the near term, and recognized an other-than-temporary impairment loss of $1.9 million on our investment in HPO for the year ended August 31, 2013.

In July 2013, we acquired an additional LED components production line and added an array of LED components products to our existing portfolio, including LED emitters ranging from one watt to 50 watts, and LED modules for lighting applications. These LED components products are used primarily for general lighting applications, including residential, commercial and industrial lighting, and industrial applications such as UV curing and horticulture applications. The acquisition allows us to expand our production capacity for LED components, and strengthen our product portfolio, technology and know-how related to LED components.

China SemiLEDs

Our Investment

We formed China SemiLEDs, a foreign-invested joint stock company, in Foshan, Guangdong Province, China, in January 2010 to engage in the manufacture and sale of LED chips in China. We paid $14.7 million in cash for a 49% ownership interest in China SemiLEDs. The remaining 51% was owned by five other Chinese companies, including packaging companies and PRC-state owned enterprises.

Our China strategy was initially premised on continuing our growth in China through China SemiLEDs, but the launch of China SemiLEDs was not successful. China SemiLEDs' commencement of production at its manufacturing facility in Foshan, China in April 2011 coincided with a reduction in the number of LED street and tunnel lighting projects financed by the Chinese government, the market to which China SemiLEDs intended to direct its production and marketing efforts initially. Although China SemiLEDs later redirected its production and marketing strategy to the indoor lighting market, it faced intense competition. The dramatic slowdown in the China market negatively affected China SemiLEDs' start up. It caused China SemiLEDs to idle first a portion of its manufacturing equipment, and then substantially all of its operations. At the same time, the general manager and a significant number of senior managers of China SemiLEDs terminated employment during the third quarter of our fiscal 2012.

In October 2012, China SemiLEDs defaulted on a RMB15.0 million (approximately $2.4 million) unsecured bank loan from Agricultural Bank of China. In November 2012, Shanghai Pudong Development Bank accelerated the maturity of the secured loans that it made to China SemiLEDs, which aggregate RMB135.0 million (approximately $21.5 million), and demanded payment. The assets pledged as collateral, including the China SemiLEDs' land right use and buildings, and/or other assets may be seized by the banks, and Shanghai Pudong Development Bank had offset RMB25.0 million of China SemiLEDs' cash (approximately $4.0 million) against amounts due and demanded additional collateral. In July 2012, through a wholly owned subsidiary, we extended an unsecured loan in the aggregate amount of RMB1.4 million (approximately $0.2 million). China SemiLEDs defaulted on its obligation to repay us.

We were not willing to provide China SemiLEDs with more financial support beyond this interim loan. The shareholders of China SemiLEDs have been working towards formulating certain restructuring plans since late calendar year 2012 to allow China SemiLEDs to recommence operations. We wrote down our investment in China SemiLEDs to a carrying amount of zero at August 31, 2012. We also took a bad debt charge of $1.4 million to reflect impairment of accounts and notes receivable from China SemiLEDs. See Note 5, "Investments in Unconsolidated Entities," and Note 11, "Related-Party Transactions," of the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of the Annual Report for the year ended August 31, 2013 for detailed information.

Even if a restructuring can be effected, there can be no assurance that the restructuring would be successful and therefore, particularly if the banks seize China SemiLEDs' assets, liquidation of China SemiLEDs may be required. We may not be able to recover anything from our investment.

Intellectual Property Cross-Licensing Arrangements

We entered into various patent assignment and cross-license agreements with China SemiLEDs, pursuant to which we agreed to assign certain patents to China SemiLEDs and grant royalty-free, exclusive and non-transferable licenses with respect to certain other patents to China SemiLEDs for use in manufacturing LED chips in China. In return, China SemiLEDs agreed to grant us a royalty-free, transferable and exclusive license to use the assigned patents globally except in manufacturing LED wafers and chips in China. Pursuant to the cross-license agreements, all future patents acquired by China SemiLEDs, if any, will be licensed to us for use in manufacturing or selling LED products globally. Under a trademark cross-license agreement, we agreed to grant China SemiLEDs a royalty-free, exclusive license to use our "SemiLEDs" trademark within China, subject to certain conditions.

Intellectual Property

Our ability to compete successfully depends upon our ability to protect our proprietary technologies and other confidential information. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

As of August 31, 2013, we had 99 patents issued and 53 patents pending with the United States Patent and Trademark Office covering various aspects of our core technologies. As of August 31, 2013, we also had 149 patents issued and 145 patents pending before patent and trademark offices outside the United States. Of these 248 issued patents, 21 expire between the years 2014 and 2015, 27 expire between the years 2016 and 2020, 93 expire between the years 2021 and 2025, 106 expire between the years 2026 and 2032, and one expires after year 2032. Eighty-five of our issued patents are design patents and 18 of our pending patents are design patents. The foregoing numbers of issued and pending patents did not include those owned or filed by Ning Xiang and those we recently acquired in connection with our acquisition of an additional production line in July 2013. However, we believe that factors such as the technological and innovative abilities of our personnel, the success of our ongoing product development efforts and our efforts to maintain trade secret protection are more important than patents in maintaining our competitive position. We pursue the registration of certain of our trademarks in the United States, Taiwan and China and have been granted trademarks with respect to "SemiLEDs" in the United States and "MvpLED" in Taiwan, China and United States.

Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, mask designs, among others. From time to time, third parties may allege that our products infringe on their intellectual property rights. Defending against any intellectual property infringement claims would likely result in costly litigation and ultimately may lead to our not being able to manufacture, use or sell products found to be infringing. In June 2012, we settled intellectual property complaints involving Cree. We agreed to dismiss complaints filed against each other without prejudice. We agreed to the entry of a permanent injunction effective October 1, 2012 that precludes us from (and/or from assisting others in) making, using, importing, selling and/or offering to sell in the United States our accused products and/or any device that includes an accused product after that date and to payment of a settlement fee for past damages. All accused products sold before the date of settlement are released under this agreement and our customers and distributors are specifically released. All remaining claims between Cree and us were withdrawn without prejudice, with each retaining the right to assert them in the future. Furthermore, other third parties may also assert infringement claims against our customers with respect to our products, or our customers' products that incorporate our technologies or products. Any such legal action or the threat of legal action against us, or our customers, could impair such customers' continued demand for our products. This could prevent us from growing or even maintaining our revenues, or cause us to incur additional costs and expenses, and adversely affect our financial condition and results of operations. See "Risk Factors—Risks Related to Our Business—Intellectual property claims against us or our customers could subject us to significant costs and materially damage our business and reputation."

Research and Development

We focus our research and development efforts on our design methodology and process technology for our LED products. We also focus on improving our production yields and increasing wafer sizes to lower our production costs. Our research and development team works closely with our manufacturing team. For the years ended August 31, 2013 and 2012, we invested approximately $4.6 million and $7.4 million, respectively, in research and development activities. We conduct our research and development activities at our manufacturing facilities in Taiwan.

Competition

We believe that our advanced technology helps us to compete in the innovative, intensely competitive and rapidly changing market of LED design and manufacturing. To succeed, however, we must continue to manufacture products that meet the demanding requirements of high efficacies at low costs. We do not account for a significant percentage of the total market volume today, and we face significant competition from other more established providers of similar products as well as from new entrants into our markets.

We compete with many LED chip manufacturers and LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Epistar Corporation, Genesis Photonics Inc., Nichia Corporation, or Nichia, Philips (Lumileds), Siemens (Osram) GmbH, or Siemens (Osram), Showa Denko K.K., or Showa Denko, Toyoda Gosei Co., Ltd., or Toyoda Gosei, and Edison Opto Corporation, or Edison. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Epistar Corporation, Nichia, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies, such as Philips (Lumileds), Siemens (Osram) and Toyoda Gosei, compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Samsung Electronics Co., Ltd., or Samsung, LG Innotek Co., Ltd., or LG Innotek, Sharp Ltd. and Taiwan Semiconductor Manufacturing Co., or TSMC, have entered into the LED chip and lighting market. These potential competitors have extensive experience in developing semiconductor chips, which is similar to the manufacturing process for LED chips. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies.

We believe that we generally compete favorably within the marketplace. However, some of our existing and potential competitors possess significant advantages, including longer operating histories, greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support.

We believe that the key competitive factors in our markets are:

- consistently producing high-quality LED chips with high efficacy;

- balancing lumen output generation with providing low lumen cost;
- providing a low total cost of ownership (i.e., cost, efficacy and lifespan) for end-customers; and
- our sales channels.

Competition in the markets for LED products is intense, and we expect that competition will continue to increase, thereby creating a highly aggressive pricing environment. Some of our competitors have in the past reduced their average selling prices, and the resulting competitive pricing pressures have caused us to similarly reduce our prices, accelerating the decline in the gross margin of our products. When prices decline, we must also write down the value of our inventory.

In the lighting market, we face competition from fixtures and bulbs manufactured and marketed by other LED lighting fixture companies and from lighting products incorporating incandescent, fluorescent, halogen, ceramic metal halide or other lighting technology. In addition to lighting companies such as Cree, Philips (Lumileds) and Siemens (Osram), which are substantially larger and more established than us, we are also competing with numerous smaller companies that have traditionally been in the lighting industry or recently entered into the LED lighting market.

Environmental Regulation

In our research and development and manufacturing processes, we use a variety of hazardous materials and industrial chemicals. In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations governing the storage, handling, emission, exposure to, discharge and disposal of these materials or otherwise relating to the protection of the environment. Environmental laws and regulations are complex and subject to constant change, with a tendency to become more stringent over time. Failure to comply with any new or existing laws, whether intentional or inadvertent, could subject us to fines, penalties and other material liabilities to the government or third parties, injunctions requiring the suspension of operations, redemption costs or other remedies, and the need for additional capital equipment or other process requirements, any of which could have a material adverse effect on our business and reputation.

Working Capital

For a discussion of our working capital practices, see "Liquidity and Capital Resources" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report.

Employees

As of August 31, 2013, we had approximately 519 employees. Most of these employees were based in Taiwan, with a small number of employees in China. None of our employees is represented by a labor union. We consider relations with our employees to be good.

Financial Information about Geographic Areas

We derive a substantial portion of our revenue from product sales to international customers. For information concerning geographic areas of our customers and geographic information concerning our long-lived assets, see Note 12, "Product and Geographic Information," of the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report. International operations expose us to risks that are different from operating in the United States, including foreign currency translation and transaction risk, risk of changes in tax laws, application of import/export laws and regulations and other risks described further in Item 1A, Risk Factors, of this Annual Report.

Available Information

Our website is *www.semileds.com*. We make available free-of-charge through our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Our SEC reports can be accessed through the "Investors" section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. A copy of our Annual Report on Form 10-K is available without charge to stockholders upon written request to: Investor Relations, SemiLEDs Corporation, 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. The following factors and other information included in this Annual Report should be carefully considered. Although the risk factors described below are the ones management deems significant, additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks actually occur, our business, operating results, and financial condition could be adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred net losses in recent periods and may again incur net losses in the future.

We incurred net losses attributable to SemiLEDs stockholders of $43.7 million and $49.5 million for the years ended August 31, 2013 and 2012, respectively. We can give no assurance that we will not incur net losses in future periods. Our revenue and operating results may continue to decline for a variety of reasons, some of which are described elsewhere in this "Risk Factors" section and are beyond our control. You should not rely on the revenue or net income growth of any prior quarterly or annual periods as an indication of our future performance. In the past, we have experienced revenue declines and incurred increased net losses. If our future growth fails to meet investor or analyst expectations, the trading price of our common stock may decline significantly and could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the successful development, introduction, commercialization and acceptance of new generations of products and enhancements to existing product lines.

Rapid change and technical innovation characterize the LED chips and components market. Our success depends on the successful development, introduction, commercialization and acceptance of new generations of products and enhancements to existing product lines. We have made and continue to make significant investments in growth initiatives. For example, during the fourth quarter of our fiscal 2012, we introduced the EV LED product series and our new ceramic LED component products, C35 emitters. In January 2013, we introduced our low-power 3020 product series and 5mm through-hole lamp type UV LED components, and in June 2013, we expanded our UV LED product portfolio with the launch of our mid-power P50N products series and high-power N9 product series, designed for industrial applications such as printing, coating, curing, signage and medical/cosmetic uses. We expect to continue our efforts at further research and development of innovative products. We may need to spend more time and money than we expect to develop and introduce new products or enhancements and, even if we succeed, they may not be sufficiently profitable for us to recover all or a meaningful part of our investment. In addition, our new products or enhancements may need certifications or require qualifications by our customers or potential customers—both of which are lengthy and uncertain processes—that may negatively impact our sales and marketing efforts to sell or transition our customers to such new products or enhancements. Furthermore, once introduced, new products may adversely impact sales of our older generation products, or make them less desirable or even obsolete, and could adversely impact our revenues and operating results. For example, in our fiscal 2013, we experienced delays relating to the adoption of our new LED products, which negatively impacted our sales and results of operations. Our results in fiscal 2013 were also negatively impacted by our decision to phase out and clear a significant volume of older generation inventory in our LED chips portfolio at discounted prices in a one-time sale.

Our ability to successfully develop and introduce new products and product enhancements, and the revenues and costs associated with these efforts, are affected by our ability to (i) properly identify customer needs, (ii) prove the feasibility of new products, (iii) price our products competitively and profitably, (iv) accurately predict and control costs and yields associated with manufacturing the products, (v) manufacture and deliver new products timely and in sufficient volume, (vi) assist the customers in qualifying or adopting the new products in a timely manner and (vii) anticipate and compete successfully with competitors. Even if we are successful, if a customer requires certain certifications for or new qualification process of our new products, the time when that customer will actually purchase our products and we will be able to receive revenue from that customer will be significantly delayed.

Our ability to successfully introduce new products is particularly exacerbated with respect to our ability to make sales in the United States because of the injunction we agreed to in connection with the settlement of the litigation with Cree, which precludes us from (and/or from assisting others in) making, using, importing, selling and/or offering to sell in the United States certain accused products and/or any device that includes such an accused product after October 1, 2012.

We may not be able to effectively develop, maintain and expand our sales and distribution channels, which could negatively affect our ability to expand our sales and business and damage our brand reputation.

As part of our strategy, we market and sell our products through third-party distributors in certain markets such as Taiwan, China and Russia. We rely on these distributors to service end-customers, and our failure to maintain strong working relationships with such distributors could have a material adverse impact on our operating results and revenues from such jurisdictions and damage our brand reputation. If we are unable to effectively develop and expand our distribution channels, or do so in a timely manner, to ensure our products are reaching the appropriate customer base, our sales and results of operations may be adversely impacted. In addition, if we successfully develop these channels, we cannot guarantee that customers will accept our products or that we will be able to manufacture and deliver products in the timeline established by our customers. For example, in our fiscal 2013, we have attempted to direct our efforts to areas of business where we see the best opportunity for the most profitable sales of our LED products, which includes primarily a focus on the UV LED market segment, de-emphasizing LED chips sales (but placing a greater emphasis on the sale of LED components) in selected markets where pricing pressure is significant, and pursuing new market opportunities that leverage our core competencies. This strategy, however, negatively impacted our revenues during the year ended August 31, 2013, primarily because we were unable to develop and expand our customer base and distribution channels in a timely manner, among other reasons.

We do not control the activities of our distributors with respect to the marketing and sales of and customer service support for our products. Therefore, the reputation and performance of our distributors and the ability and willingness of our distributors to sell our products, uphold our brand reputation for quality, by providing, for example, high quality service and pre- and post-sales support, and their ability to expand their businesses and their sales channels are essential to the future growth of our business and has a direct and material impact on our sales and profitability in such jurisdictions.

Also, as with our individual customers, we do not have long-term purchase commitments from our distributor customers, and they can therefore generally cancel, modify or reduce orders with little or no notice to us. As a result, any reductions or delays in, or cancellations of, orders from any of our distributors may have a negative impact on our sales and budgeting process.

In addition, we have entered and may from time to time enter into exclusivity or other restrictions or arrangements of a similar nature as part of our agreements with our distributors. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into agreements with new or existing customers or distributors that plan to sell our products, in certain markets, which may have a material adverse effect on our business, financial condition and results of operations.

Moreover, we may not be able to compete successfully against those of our competitors who have greater financial resources and are able to provide better incentives to distributors, which may result in reduced sales of our products or the loss of our distributors. The loss of any key distributor may force us to seek replacement distributors, and any resulting delay may be disruptive and costly.

We operate in highly competitive markets that are characterized by rapid technological changes and declining average selling prices. Competitive pressures from existing and new companies, and/or damage to our brand, may harm our business and operating results.

Competition in the markets for LED products is intense, and we expect that competition will continue to increase. Increased competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. Competitors may reduce average selling prices faster than our ability to reduce costs, and competitive pricing pressures may accelerate the rate of decline of our average selling prices. To address increased pricing pressure, we have invested in the development of larger wafer sizes, in particular using 4" wafers, which we believe should lower our production costs. We substantially converted our manufacturing of LED chips based on 4" wafer technology in fiscal 2012. We have also improved and increased our production yields to reduce the per-unit cost of production for our products. However, such cost savings currently have a limited impact on our gross profit, as we have suffered from the underutilization of manufacturing capacity and must absorb a high level of fixed costs, such as depreciation.

We compete with many LED chip manufacturers and LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Epistar Corporation, Genesis Photonics Inc., Nichia, Philips (Lumileds), Siemens (Osram), Showa Denko, Toyoda Gosei, and Edison. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Epistar Corporation, Nichia, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies, such as Philips (Lumileds), Siemens (Osram) and Toyoda Gosei, compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Samsung, LG Innotek, Sharp Ltd. and TSMC, have entered into the LED chip and lighting market. These potential competitors have extensive experience in developing semiconductor chips, which is similar to the manufacturing process for LED chips. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies. For example, Korea has programs to encourage the use of LED lighting and to establish LED-sector companies, which could result in new competitors.

In the lighting market, we face competition from fixtures and bulbs manufactured and marketed by other LED lighting fixture companies and from lighting products incorporating incandescent, fluorescent, halogen, ceramic metal halide or other lighting technology. In addition to lighting companies such as Cree, Philips (Lumileds) and Siemens (Osram), which are substantially larger and more established than us, we also compete with numerous smaller companies that have traditionally been in the lighting industry or recently entered into the LED lighting market.

Our existing and potential competitors may have a number of significant advantages over us, including greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support. In addition, some of our competitors have been in operation much longer than we have and therefore may have more long-standing and established relationships with our current and potential customers.

We compete primarily on the basis of our products' performance, price, quality, and reliability and on our ability to customize products to meet customer needs. However, our competitors may be able to develop more competitive products, respond more quickly to new or emerging technologies, offer comparable products at more competitive prices or bring new products to the market earlier. Any failure to respond to increased competition in a timely or cost-effective manner could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, intellectual property claims against us, including pending claims and litigation, regardless of the outcome, could be used by our competitors to damage our brand reputation and our relationships with existing and potential customers.

We derive our revenues mainly from the sales of our LED chips and LED components. Our inability to grow our revenues generated from the sales of LED chips and LED components would have a negative impact on our financial condition and results of operation.

LED chips and LED components are the core products from which we derive our revenues. Revenues attributable to the sales of our LED chips represented 30% and 27% of our revenues for the years ended August 31, 2013 and 2012, respectively. Revenues attributable to the sales of our LED components represented 39% and 50% of our revenues for the years ended August 31, 2013 and 2012, respectively. Although revenues attributable to the sale of lighting products accounted for 23% and 15% of our revenues for the years ended August 31, 2013 and 2012, respectively, we expect to continue to generate our revenues mainly from the sales of LED chips and LED components for the foreseeable future. As such, the continued market acceptance of our LED chips and LED components is critical to our continued success. Our inability to grow our revenues generated from the sales of LED chips and LED components would have a negative impact on our business, financial condition and results of operations.

The market for LEDs has historically been, and we expect will continue to be, highly volatile, which could harm our business and result in significant fluctuations in the market price of our common stock.

Fluctuations in supply and demand for LEDs pose serious risks to our prospects, business, financial condition and results of operations. Our industry, akin to the semiconductor industry, is highly cyclical and characterized by rapid technological change, rapid product obsolescence, declining average selling prices and wide fluctuations in supply and demand. Our industry's cyclicality results from a complex set of factors, including, but not limited to:

- fluctuations in demand for end-products that incorporate LED chips and LED components;
- ongoing reductions in the number of LED chips and LED components required per application due to performance improvements; and
- fluctuations in the unutilized manufacturing capacity available to produce LED chips and LED components.

If market demand increases and we are not able to increase our capacity or if we experience delays or unforeseen costs in increasing our capacity levels, we may not be able to achieve our financial targets. Alternatively, as market demand decreases or as market supply surpasses demand, we may not be able to reduce manufacturing expenses or overhead costs proportionately. If an increase in supply outpaces the increase in market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and result in the underutilization of manufacturing capacity, high inventory levels, changes in revenue mix and rapid price erosion, which would lower our margins and adversely impact our financial results. For example, in our fiscal 2013 and fiscal 2012, we recorded significant excess capacity charges as we suffered from underutilization of our manufacturing capacity as a result of a decrease in customer demand, and significant write-downs of inventories as a result of a decline in their average selling prices. We may experience similar problems in the future, and we cannot predict when they may occur or the severity of such difficulties and the impact on our margins and operating results.

Our ongoing cost reduction efforts may not be effective, might have unintended consequences, and could negatively impact our business.

During the first quarter of fiscal year 2014, we have initiated actions to accelerate operating cost reductions and improve operational efficiencies in response to changes in the economic environment, our industry and demand. In connection with the implementation of our cost reduction program, we developed a strategic plan to address areas of business where we see the best opportunity for the most profitable sales of our LED products, which includes primarily a focus on the UV LED market segment, de-emphasizing LED chips sales (but placing a greater emphasis on the sale of LED components) in selected markets where pricing pressure is significant, and pursuing new market opportunities that leverage our core competencies.

Despite our planning, some cost-cutting measures could have unexpected negative consequences. As part of our ongoing cost reduction efforts, we may reduce our work force and experience additional attrition, which may expose us to legal claims against us and loss of necessary human resources. If we face costly employee or contract termination claims, our operations and prospects could be harmed. While our cost reduction efforts reduced, or are expected to reduce, our operating costs, we cannot be certain that all efforts will be successful or that we will not be required to implement additional actions to structure our business to operate in a cost-effective manner in the future.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past. As such, our past quarterly operating results may not be good indicators of future performance.

The following factors could cause our operating results to fluctuate:

- our ability to retain existing customers, attract new customers and successfully enter new geographic markets;
- changes in supply and demand and other competitive market conditions, including pricing actions by our competitors and our customers' competitors;
- timing of orders from and shipments to major customers and end-customers, including as part of LED project-based orders, and our ability to forecast demand and manage lead times for the manufacturing of our products; and
- seasonal fluctuations in our customers' purchasing patterns.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance, and our actual revenue and operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our common stock.

If we are unable to implement our product innovation strategy effectively, our business and financial results could be materially and adversely affected.

As part of our growth strategy, we plan to continue to be innovative in product design, to deliver new products and improve our manufacturing efficiencies. In particular, as the LED industry develops and technical specifications and market standards change, we must continue to innovate and develop competitive products that are accepted by the marketplace. Our existing or potential customers could develop, or acquire companies that develop, products or technologies that may render our products or technologies obsolete or noncompetitive. Our continued success depends on our ability to develop and introduce new, technologically advanced and lower cost products, such as more efficient, higher brightness LED chips. If we are unable to achieve technological breakthroughs, introduce new products that are commercially viable and meet rapidly evolving customer requirements, and keep pace with evolving technological standards and market development, we may experience reduced market share and our ability to compete may be adversely impacted. If we are unable to execute our product innovation strategy effectively, we may not be able to take advantage of market opportunities as they arise, execute our business plan or respond to competition.

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which could adversely affect our financial condition and results of operations.

Trademark, patent, copyright and other intellectual property rights are critical to our business and the business of our competitors. Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, and mask designs among others. Competitors of ours and other third parties have in the past and will likely from time to time in the future allege that our products infringe on their intellectual property rights.

Litigation to determine the validity and scope of any claim against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights can be highly uncertain because of the complex scientific, legal and factual questions and analyses involved. Defending against any intellectual property infringement claims would likely result in costly litigation, diversion of the attention and efforts of our technical and management personnel and ultimately may lead to our not being able to manufacture, use or sell products found to be infringing. As a result of any such dispute, we may be required to develop non-infringing technology, pay substantial damages, enter into royalty or licensing agreements to use third-party technology, cease selling certain products, adjust our marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected. For example, although we and Cree executed a settlement agreement providing for dismissal of our amended complaints against each other without prejudice, we agreed to the entry of a permanent injunction that was effective October 1, 2012 that precludes us from (and/or from assisting others in) making, using, importing, selling and/or offering to sell in the United States certain accused products and/or any device that includes such an accused product after that date and to payment of a settlement fee for past damages.

The intellectual property rights related to packaging LEDs with phosphors to make white light LED components are particularly complex and characterized by aggressive enforcement of those rights. Many of our competitors and other third parties hold patents or licenses or cross-licenses that relate to phosphors and the use of phosphors in LED packages to make white light LED components. We have sought to minimize the risk that one of our competitors or another third party will assert a claim related to our packaged LED components by marketing these products only in certain countries in which we believe enforcement of intellectual property rights has historically been more limited. We cannot assure you that our belief with respect to the enforcement of rights within those markets is accurate. In addition, if the products we sell in a particular country are subsequently shipped or resold to another country, the intellectual property laws of the country of final destination may also apply to our products. Further, we may be subject to claims if our packaging customers for our LED chips lack sufficient intellectual property rights with respect to their packaging process and related packaging materials. We cannot assure you that our competitors or others will not claim that our LED chips or our LED components infringe their intellectual property rights or that, if such claims are made, we will be able to successfully dispute such claims.

Intellectual property claims against us, or our customers, including our distributor customers, could subject us to significant costs and materially damage our business and reputation.

From time to time, third parties may assert infringement claims against us, or our customers with respect to our products, or our customers' products that incorporate our technologies or products, and any such legal action or the threat of legal action against us, or our customers, could impair such customers' continued demand for our products. For example, Nichia, filed a lawsuit in Japan against a Japanese subsidiary of Seoul Semiconductor Co., Ltd., or Seoul Semiconductor, which is one of our customers, and another lawsuit in Korea against Seoul Semiconductor. In those two lawsuits, Nichia asserted that our LED chips infringed two patents in Japan and one in Korea. While we were not named as a defendant in either of those lawsuits, we intervened as independent or supplementary parties. Although the Japanese lawsuit was settled, it is still possible for Nichia to file a new lawsuit on the two patents originally at issue in the action in Japan. In addition, although the Korean district court found the patent at issue to be invalid, Nichia's subsequent appeal and Seoul Semiconductor's related invalidation action were both withdrawn after the parties entered into a cross-licensing agreement. As such, the invalidity finding by the district court was vacated.

Furthermore, we agree to defend and indemnify our customers in the event that they are sued by third parties for intellectual property infringement claims involving the sale or use of our products. There can be no assurance that we will be successful in defending these claims. Our indemnification obligations could increase the cost to us of an adverse ruling in any such action.

We may incur significant costs associated with pending legal proceedings, and the ultimate outcome of these matters is uncertain.

We, and certain of our current and former officers and directors, are the subjects of a number of purported class action lawsuits and derivative lawsuits. We cannot predict the duration, outcome or impact of these pending matters, but the lawsuits could result in judgments against us and directors and officers named as defendants. Our legal expenses incurred in defending the lawsuits may be significant in the future. In addition, members of our senior management may be required to divert significant attention and resources to these matters, reducing the time, attention and resources they have available to devote to managing our business. These additional expenses and diversion of attention and resources, along with any reputational issues raised by these lawsuits, may have a material negative impact on our business, financial condition and results of operations.

If LEDs fail to achieve widespread adoption in the general lighting market, or if alternative technologies gain market acceptance, our prospects will be materially adversely impacted and we may be unable to achieve and maintain our profitability.

Our LED chips and LED components are primarily sold for use in LED general lighting applications and our lighting products are also oriented to this market. Our financial condition, results of operations and prospects substantially depend on increased market acceptance of LEDs in general lighting globally, and in particular in Asia. Although LED lighting has grown rapidly in recent years, adoption of LEDs for general lighting has only recently begun, is still limited and faces significant challenges.

If LED lighting does not achieve widespread acceptance and adoption, or if demand for LED products does not grow as we anticipate, our revenues may decline and our prospects for growth and profitability will be limited. Moreover, if existing sources of light other than LED devices, such as organic light emitting diodes (OLEDs), achieve adoption, or if new sources of light are developed, our current products and technologies could become less competitive or obsolete.

Potential customers for LED general lighting systems may not adopt LED lighting as an alternative to traditional lighting technology because of LEDs' higher upfront cost. In addition, manufacturers of general lighting systems may have substantial investments and know-how related to their existing lighting technologies, such as traditional incandescent, fluorescent, halogen and high intensity discharge, or HID, lighting devices, and may perceive risks relating to the complexity, reliability, quality, usefulness and cost-effectiveness of LED products. Even if LED lighting continues to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LEDs, lack of widely accepted standards governing LED lighting and customer unwillingness to adopt LEDs in favor of entrenched solutions could significantly limit the demand for LED products. Additional factors that may limit the adoption of LEDs for general lighting include, among others:

- a significant reduction in or discontinuation of government regulations and economic incentives to promote the development of the LED industry or government regulations that discourage the use of some traditional lighting technologies;
- changes in economic and market conditions that affect the viability of some traditional lighting technologies, for example declining energy prices that favor existing lighting technologies; and
- capital expenditures for new and replacement lighting systems by end-users of LED products, which may decline during economic downturns.

Our gross margins could fluctuate as a result of changes in our product mix, decreases in the average selling prices of our products, underutilization of our manufacturing capacity, and other factors, which may adversely impact our operating results.

We anticipate that our gross margins will fluctuate from period to period as a result of the mix of products that we sell and the utilization of our manufacturing capacity in any given period, among other things. For example, in fiscal 2012, we placed greater emphasis on the sales of LED components rather than the sales of LED chips where we have been forced to cut prices on older chips inventory. In particular, we sold a significant volume of a category of lower-priced LED components designed to meet our customers' demand. While such a shift in product mix to lower-priced products lowered our average selling price, the significant sales volume helped to improve revenues and gross margin in fiscal 2012. We intend to continue to pursue opportunities for profitable growth in areas of business where we see the best opportunity for our new EV LED product series of LED chips (particularly the UV market) and continue to expand the lower-priced LED components as appropriate. However, as we expand and diversify our product offerings and with varying average selling prices, or execute new business initiatives, a change in the mix of products that we sell in any given period may increase volatility in our revenues and gross margin from period to period.

Increased competition and the adoption of alternatives to our products, more complex engineering requirements, lower demand, over-capacity in the market and other factors has led to price erosion and, as a result, lower product margins and lower revenues. For example, some of our competitors have in the past reduced their average selling prices, and the resulting competitive pricing pressures have caused us to similarly reduce our prices, accelerating the decline in the gross margin of our products. We anticipate our competitors will continue to implement such competitive strategies from time to time in the future. Our introduction of new LED chip and component products, such as the EV LED chips and our LED components that incorporate such chips may further reduce the selling prices of our older generation products or render them obsolete.

We rely on a limited number of key suppliers for certain key raw materials and equipment. The loss of key suppliers may have a material adverse effect on our business.

There are a limited number of companies which supply certain of the specialized raw materials that are important to the manufacture of our products as well as a very limited number of manufacturers of equipment that are critical to our operations. We generally enter into spot purchase orders with our suppliers and do not have long-term or guaranteed supply arrangements with any of them. We purchase sapphire products, the key wafer material used in the manufacture of our LEDs from a limited number of suppliers. A major shortage of sapphire wafers would impair our ability to meet our production needs resulting in increased costs.

We also purchase gases, photo chemicals and other materials from various suppliers on the spot market. Although supply constraints do not currently have an impact on our ability to procure supply, supply constraints have occurred in the past and may occur again from time to time in the future. Additionally, we use metals such as copper alloy and other commodities in our manufacturing process. The price volatility of such materials may make our procurement planning challenging. If the prices of materials increase it may adversely affect our operating margins. Although these materials are generally available and are not considered to be specialty chemicals, our inability to procure such materials in volumes and at commercially reasonable prices could result in a material adverse effect on our business, financial condition and results of operations.

Furthermore, the global LED chip manufacturing industry currently relies on only a few manufacturers of MOCVD reactors. Because the MOCVD reactor is the key equipment used to produce LED chips, a significant increase in demand for production capacity could place significant pressure on these equipment manufacturers. These equipment manufacturers may not be able to timely meet such demand. In addition, lead times for MOCVD reactors may be lengthy depending on the supply and demand for such reactors. In the event that we are unable to procure sufficient equipment for our future capacity expansions and future migration to larger wafer sizes, our business, financial condition and results of operations would be materially adversely affected.

If any of our key raw material and equipment suppliers fails to meet our needs on time or at all, we may not be able to procure replacement supplies from other sources on a timely basis or on commercially reasonable terms and our production may be delayed or interrupted, which could impair our ability to meet our customers' needs and damage our customer relationships.

New disclosure requirements under the Dodd-Frank Act relating to "conflict minerals" could increase our costs and limit the supply of certain metals used in our products and affect our reputation with customers and shareholders.

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, in August 2012 the SEC promulgated final rules regarding annual disclosures by public companies of their use of certain minerals and metals, known as "conflict minerals," which are mined from the Democratic Republic of the Congo, or the DRC, and adjoining countries, and their efforts in to prevent the sourcing of such conflict minerals from these countries. These conflict minerals are commonly referred to as "3TG" and include tin, tantalum, tungsten, and gold. These new rules will require us to ascertain and disclose the origin of some of the raw materials that we use, including gold. Initial disclosures will be required no later than May 31, 2014, with subsequent disclosures required no later than May 31 of each following year. We expect to incur costs associated with complying with these disclosure requirements, including due diligence to determine the sources of conflict minerals used in our products and other potential changes to our products, processes, or sources of supply as a consequence of such due diligence activities. The implementation of these rules and our compliance procedures could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain sufficient quantities of conflict minerals from such suppliers or at competitive prices. Also, our reputation with our customers, shareholders and other stakeholders could be damaged if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. If we cannot guarantee that all of our products exclude conflict minerals sourced from the DRC or adjoining countries, certain of our customers may discontinue, or materially reduce, purchases of our products, which could result in a material adverse effect on our results of operations and financial condition may be adversely affected.

We depend on contract manufacturing for portions of our supply chain. The inability of our contract manufacturers to produce products that satisfy our requirements may have a material adverse affect on our business.

From time to time, we may use contract manufacturers to produce products or some parts of our products. Our reliance on such contract manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
- lack of guaranteed production capacity or product supply; and
- the possible breach of the manufacturing agreement by the contract manufacturers because of factors beyond our control.

If these contract manufacturers fail to deliver products on time and at a satisfactory level of quality, we could have difficulties fulfilling our customer orders and our net revenue could decline. If our contract manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business and reputation could be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. In such events, our customer relationships, business, financial condition and results of operations would be adversely affected.

We have a limited operating history which makes it difficult for you to evaluate our business, financial condition, operating results and prospects and which impairs our ability to accurately forecast our future performance.

We were incorporated in January 2005 and our first sales of LED chips occurred in November 2005. In the past, we have experienced revenue declines and incurred net losses. For the years ended August 31, 2013 and 2012, we incurred significant net losses attributable to SemiLEDs stockholders of

$43.7 million and $49.5 million, respectively. Our limited operating history, combined with the rapidly evolving nature of the LED industry in which we compete, may not provide an adequate basis for you to evaluate our operating and financial results and business prospects. In addition, we only have limited insight into emerging trends that may adversely affect our business, prospects and our operating results. As such, our limited operating history may impair our ability to accurately forecast our future performance.

We may not be able to effectively expand production capacity or upgrade production facilities or do so in a timely or cost-effective manner, which could prevent us from growing our sales, margins and market share.

While we intend to focus on managing our costs and expenses in the short term, over the long term we expect to be required to invest substantially if we are to grow. This will mean having to continually expand our production capacity or upgrade our production facilities as we deem appropriate under future market conditions and future customer demand. For example, we acquired an additional LED components production line in July 2013 to expand our LED components production and research and development capabilities, and broaden our LED components portfolio. Such investment could take time to become fully operational, and could otherwise increase our costs, and we may not be able to execute quickly to take advantage of market opportunities as they arise.

Upgrading or expanding existing facilities could result in manufacturing problems that may reduce our yields and utilization rates below our target levels. For example, we have experienced difficulties in the past in achieving acceptable yields when we moved our manufacturing facilities to a new location and when we introduced new products or new manufacturing processes, which has adversely affected our operating results.

Upgrading or expanding production facilities or capacity requires a significant amount of fixed cost since it requires us to add and purchase manufacturing lines, equipment and additional raw materials and other supplies. If we are not able to recoup these costs through increased sales and profits, our business, financial condition and results of operations could be materially and adversely affected.

We may have difficulty managing our future growth and the associated changes to our operations, which could materially and adversely affect our business and operating results.

We had experienced a period of significant growth prior to the recent changes to the market and our business that resulted in net losses for the years ended August 31, 2013 and 2012. However, we intend to continue to upgrade our business and operations in Taiwan, as appropriate, including a focus on the introduction of new products and improving our production yields, with a view to positioning us to capture future growth of the market and our business.

Our future expansion plans may place a significant strain on our managerial, administrative, operational, technological and financial resources. In order to manage our growth, we must continue to hire, recruit and manage our workforce effectively as well as implement adequate controls and reporting systems and procedures in a timely manner. If we fail to manage our growth, we may encounter, among other things, delays in production and operational difficulties. Moreover, any additional capital investments would increase our overall costs.

In order to effectively support our growth, we must also continue to:

- maintain adequate manufacturing facilities and equipment;
- secure and maintain sufficient and stable supplies of raw material;
- continue to expand our research and development, sales and marketing, technological and distribution capabilities;

- enhance the skills and capabilities of our key personnel and hire additional experienced senior level managers and technical personnel; and
- attract and retain qualified employees.

If we are unable to effectively manage our growth and the associated changes to our operations, our financial results, financial condition, business or prospects could be harmed significantly.

Sales of our products are concentrated in a few select markets. Adverse developments in these markets could have a material and disproportionate impact on us.

Our revenues are highly concentrated in a few select markets, including Taiwan, the United States, Russia and China (including Hong Kong). Net revenues generated from sales to customers in these markets accounted for 63% and 78% of our revenues for the years ended August 31, 2013 and 2012, respectively. As a result of our revenues concentration in these markets, economic downturns, changes in governmental policies and increased competition in these markets could have a material and disproportionate impact on our revenues, operating results, business and prospects. For example, some of our customers in Russia have experienced temporary liquidity constraints as a result of the impact of the banking crisis in Cyprus in March 2013 on the Russian economy, which have led to reduced and/or delayed purchases of our products by these customers. Furthermore, the reduction in LED street and tunnel lighting projects financed by the Chinese government and aggressive support by the Chinese government for the LED industry through significant government incentives and subsidies to encourage the use of LED lighting and to establish the LED-sector companies has resulted in production overcapacity in the market and intense competition. Any unfavorable economic or market conditions could have a negative impact on our sales and profitability in such jurisdictions.

We may not succeed in cost-effectively producing LED chips using larger wafer sizes.

We expect to have to continually develop new technologies that allow us to produce LED chips using larger wafer sizes. We believe larger wafer sizes will enable us to reduce the per-unit costs of our products and allow us to compete more effectively against companies that already possess or are developing such technologies. However, growing epitaxial layers on larger wafers generally involves processes that are materially more difficult than on smaller wafers. In addition, the cost of larger wafers is also significantly higher than smaller wafers. Therefore, if we are unable to manufacture LED chips on larger wafer size with acceptable yield and consistency, the higher cost of the wafer may not be justifiable and we will not able to reduce the per-unit cost of such LED chips to compete effectively against our competitors. We substantially converted our manufacturing of LED chips from 2.5" wafer technology to 4" wafer technology in our fiscal 2012. We have also improved and increased our production yields to reduce the per-unit cost of production of our products. However, such cost savings currently have limited impact on our gross profit, as we currently suffer from the underutilization of manufacturing capacity and must absorb a high level of fixed costs, such as depreciation.

While we will continue to invest in process technologies and know-how to improve our LED chips using 4" wafers and to manufacture LED chips using larger wafer sizes, as appropriate, no assurance can be given that we will be successful in doing so. We have not commenced research and development to manufacture LED chips using 6" wafers, as we currently suffer from significant underutilization of our manufacturing capacity. Even if we develop the technology and know-how necessary to successfully manufacture LED chips using larger wafer sizes, we may not be able to cost-effectively migrate to larger wafer sizes and other manufacturers could succeed in developing cost-effective technology to manufacture wafer sizes greater than 4" before we do. For example, there are currently several of our competitors, such as Cree, Philips (Lumileds), Samsung and LG Innotek, have begun manufacturing LED chips based on 6" wafers. If we are unable to cost-effectively migrate to larger wafer sizes, or if these and other manufacturers succeed in developing cost-effective 6" or greater size wafer technology before we do, our financial condition, results of operations, competitiveness and prospects would be materially and adversely affected.

Variations in our production yields and limitations in the amount of process improvements we can implement could impact our ability to reduce costs and could cause our margins to decline and our operating results could suffer.

Our products are manufactured using technologies that are highly complex. The number of saleable products, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

- variability in our process repeatability and control;
- contamination of the manufacturing environment;
- equipment failure, variations in the manufacturing process, or power outages;
- lack of consistency and adequate quality and quantity of components and raw materials;
- losses from broken wafers, inventory damage or human errors;
- defects in packaging either within our facilities or at our subcontractors; and
- any transitions or changes in our production process, planned or unplanned.

Introduction of new products and manufacturing processes are often characterized by lower yields in the initial commercialization stage. LED chip and component manufacturing is complicated and consists of many layers of complex materials that must interact with each other. In addition, when we introduce new products and processes we often use new chemical solutions and chemical compounds with which we have less experience. We must analyze how the various solutions, compounds and layers of materials interact with each other and perform as parts of the LED chip structure. It takes time for us to analyze the data from our initial manufacturing runs and optimize our processes, and over time we generally achieve higher yield rates as we gain more experience with the product or processes. During our fiscal 2013, we have improved and increased our production yields to reduce the per-unit cost of production for our new EV LED chips and the LED components that incorporate such chips; however, such cost savings currently have limited impact on our gross profit, as we currently suffer from the underutilization of manufacturing capacity and must absorb a high level of fixed costs, such as depreciation. In the past, we have experienced difficulties in achieving acceptable yields when introducing new products or new manufacturing processes, which has adversely affected our operating results. We may experience similar problems in the future, and we cannot predict when they may occur or the severity of such difficulties and the impact on our business.

In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could significantly affect our margins and operating results.

Some of our packaging customers may reduce orders if they perceive us as competing with them and we may face challenges further expanding our LED components business. In addition, our strategy of marketing our LED components in jurisdictions with limited intellectual property enforcement regimes may limit the markets where we can sell our LED components and may subject our intellectual property rights to infringement.

We have expanded our sales of LED components and plan to continue to focus on increasing such sales in the future. As we continue to expand our LED components business, some of our packaging customers may perceive us as a competitor and may reduce or cease purchasing our LED chips. If such reduction in orders occurs faster than our growth in our LED components business or if future demand for these products does not grow, our business, financial condition and results of operations could be materially and adversely affected.

In addition, we face challenges in further expanding our LED components business because it involves processes and technologies that are significantly different from our manufacturing processes for LED chips, which has been our core product to date. For example, we are developing advanced-level LED component manufacturing techniques, such as processes that allow us to manufacture wafer-level packaging. We have also recently acquired certain technologies and know-how related to wafer-level packaging. If we are not able to further develop our LED components business or if competitors create or adopt more advanced packaging technologies than ours, then our business, financial condition and results of operations could be materially and adversely affected.

Our distribution strategy limits the sales of our LED components as we are selling only in countries that may not necessarily have the highest demand or market potential. The intellectual property rights related to LED components are particularly complex and characterized by aggressive enforcement of those rights. To minimize the likelihood that one of our competitors or another third party will assert a claim related to our LED components, we have sought to market these products only in countries in which we believe enforcement of intellectual property rights has historically been more limited as identified below, because we believe that, given our early stage of development, it is important for us to consciously manage our exposure to litigation. Any such litigation, whether with or without merit, could divert our management, financial and other resources away from our business and thereby have a negative impact on our continued development and growth. Consistent with this strategy, we currently limit sales of our LED components to distributors and end-customers mainly in Taiwan, China, Russia, Republic of Turkey, and other countries in which we believe cost of litigation is low. We do not currently sell our LED components in all countries that meet, what we believe to be, an acceptable litigation risk profile. We review profiles of different countries and may determine from time to time that we should sell our products in one or more additional countries that meet our litigation risk profile for sale of our LED components. However, we may not be able to identify additional countries that we find to be suitable markets for these products. We have considered the potential loss of revenues and income that we may suffer as a result of our strategy to sell only in certain select countries and have concluded that, on balance, the potential loss of such revenues and income is not outweighed by the potential litigation risks. Also, there can be no guarantee that, by selling our LED components in these countries, we have not exposed our intellectual property rights, including our patents, to infringement by others. With respect to any potential infringement of our patents and other intellectual property rights by others in countries where we currently sell our LED components, we have considered the potential loss of revenues and income that we may suffer associated with such sales and have made a business judgment that the benefits outweigh any potential loss. In addition, if the countries in which we currently sell our LED components increase their enforcement of intellectual property rights, the risk of litigation would materially increase and our ability to continue to sell our LED components in these markets may be materially and adversely affected. Sales of our LED components and our other products may also be limited in the event that they are subsequently shipped or otherwise resold in a country and a claim is brought against us or our customer pursuant to the intellectual property laws of the country of final destination.

As we expand into the lighting fixtures market, we will face additional competition and our existing customers may reduce orders.

As we expand into the lighting fixtures market and increase our sales of lighting products in the future, we will face competition from fixtures and bulbs manufactured and marketed by other LED lighting fixture companies and from lighting products incorporating incandescent, fluorescent, halogen, ceramic metal halide or other lighting technology. In addition, many of our existing customers who purchase our LED chips and LED components develop and manufacture lighting fixtures using those chips and components. As we expand into that market, our customers may respond by reducing or discontinuing their orders for our products. This could prevent us from growing or even maintaining our revenues from the sale of LED chips and LED components, which would negatively impact our business, financial condition and results of operations.

As with our LED components, to minimize the likelihood that one of our lighting fixture competitors or another third party will assert an intellectual property right related to our lighting fixtures, we have sought to market these products only in countries in which we believe enforcement of intellectual property rights has been more limited, although the majority of our lighting product sales in fiscal 2012 were to customers in the United States. Our sales of lighting products to customers in the United States decreased significantly in fiscal 2013. This distribution strategy may limit our sales to countries that do not have the highest demand or market potential, and raise similar issues and risks to those raised with respect to our use of this strategy in connection with marketing our LED components.

We derive a significant portion of our revenues from a limited number of customers, including distributor customers, and generally do not enter into long-term customer contracts. The loss of, or a significant reduction in purchases by, one or more of these customers, or the failure by one of these customers to pay, could adversely affect our operating results and financial condition.

We have historically derived a significant portion of our revenues from a limited number of customers, including distributor customers. For the years ended August 31, 2013 and 2012, our top ten customers collectively accounted for 35% and 49%, respectively, of our revenues. Some of our largest customers and what we produce/have produced for them have changed from quarter to quarter primarily as a result of the timing of discrete, large project-based purchases and broadening customer base, among other things. For the years ended August 31, 2013 and 2012, sales to our three largest customers, in the aggregate, accounted for 14% and 31% of our revenues, respectively.

The sales cycle from initial contact to confirmed orders with our customers is typically long and unpredictable. We typically enter into individual purchase orders with large customers, which can be altered, reduced or cancelled with little or no notice to us. We do not generally enter into long-term commitment contracts with our customers. As such, these customers may alter their purchasing behavior and reduce or cancel orders with little or no notice to us. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

- reduction, delay or cancellation of orders from one or more of our major customers;
- loss of one or more of our major customers and our failure to identify additional or replacement customers; and
- failure of any of our major customers to make timely payment for our products.

We rely on certain key personnel. The loss of any of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

Our future success depends on the continued service and performance of our key personnel, including in particular Mr. Trung T. Doan, our chief executive officer, and members of our executive team. We do not maintain key man insurance on any of our officers or key employees.

If Mr. Doan or others of our key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them readily or on terms that are reasonable, if at all. As such, the loss of Mr. Doan or other key personnel, including other key members of our management team and certain of our key marketing, sales, product development or technology personnel, could significantly disrupt our operations and prevent the timely achievement of our development strategies and growth, which would likely have an adverse effect on our financial condition, operating results and prospects. Moreover, we may lose some of our customers if any of our officers or key employees were to join a competitor or form a competing company. The loss of the services of our senior management for any reason could adversely affect our business, operating results and financial condition.

In addition, competition for experienced employees in our industry can be intense, and we may not be successful in recruiting, motivating or retaining sufficiently qualified personnel on terms that are reasonable, or at all. Cyclical volatility in our industry and in our business may aggravate this problem. For example, the challenges we faced in fiscal 2013 relating to delays in the adoption of our new LED products, loss of market share and a sustained decrease in the market price of our common stock, among others, could impact our ability to attract and retain employees. When consumer demand for our products is reduced or delayed, we expect lower net revenue and reduced profitability. When our stock price declines, our equity incentive awards may lose retention value. In response to such downturns, we may also implement cost reduction initiatives, including spending controls, forced holidays and company shutdowns, employee layoffs, shortened work-weeks and involuntary salary reductions. Layoffs during an industry downturn could make it more difficult for us to retain key talent and staff members, or to rehire employees should business improve.

We are highly dependent on our customers' ability to produce and sell products incorporating our LED products. If our customers are not successful, our operating results could be materially and adversely affected.

Our customers incorporate our LED products into their products. As such, demand for our products is dependent on demand for our customers' end-products that incorporate our LED products and our customers' ability to sell these products. The general lighting market has only recently begun to develop and adopt standards for fixtures that incorporate LED devices. If the end-customers for our products are unable to manufacture fixtures that meet these standards, our customers' sales, and consequently our sales, will suffer.

With respect to our LED chips, substantially all of our sales are to packagers or distributors, a substantial portion of which is used in LED general lighting applications and, to a lesser extent, in specialty industrial applications, such as UV curing of polymers, LED light therapy in medical/cosmetic applications, counterfeit detection, LED lighting for horticulture applications, and architectural lighting. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers. Our distributors resell our LED chips either to packagers or to end-customers. General lighting applications typically require white lighting whereas we typically sell blue chips or chips with other non-white color characteristics. Therefore, our customers coat our LED chips with an appropriately colored phosphor that converts the LED light emission into the desired color. Sales of our LED chips are highly dependent upon our customers' ability to procure high quality phosphors, develop high quality and highly efficient white LED components and obtain the necessary intellectual property rights, such as the rights to use various phosphors. Even if our customers are able to develop competitive white LED components using our LED chips, there can be no assurance that our customers will be successful in the marketplace.

With respect to the sale of our LED components, a majority of our sales are to distributors that sell to end-customers, or directly to such end-customers in selected markets. Sales by end-customers of our products are generally dependent on their ability to develop high quality and highly efficient lighting products and require complex designs and processes, including thermal design, optical design and power conversion.

If our intellectual property, including our proprietary technologies and trade secrets, are not adequately protected to prevent misuse or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be materially and adversely affected.

Our future success and competitive position depends in part on our ability to protect our intellectual property, including proprietary technologies and trade secrets. In particular, we have developed advanced capabilities and proprietary know-how in sapphire reclamation, gallium nitride, or GaN, epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology that are critical to our business. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

There can be no assurance that the steps we have taken or plan to take in the future are adequate to protect our intellectual property, including our proprietary technologies and trade secrets. We expect to continue to seek patent and trademark protection for our technologies and know-how. However, we will only be able to protect such technologies and know-how from unauthorized use by third parties to the extent that valid, protectable and enforceable rights cover them. We cannot be certain that our patent and trademark applications will lead to patents being issued and registered trademarks being granted in a timely manner, or at all. Even if we are successful in obtaining such rights, the intellectual property laws of other countries in which our products are sold or may in the future be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. For example, China currently is thought to afford less protection to intellectual property rights generally than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase our vulnerability as regards unauthorized disclosure or use of our intellectual property and undermine our competitive position. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in LED-related industries are uncertain and still evolving, both in the United States and in other countries. Moreover, the contractual agreements that we enter into with employees, licensees and third parties to protect our intellectual property and proprietary rights afford only limited protection and may not be enforceable.

We also expect that the more successful we are, the more likely it will be that competitors will try to develop or patent similar or superior technologies, products and services. In the event that our competitors or others are able to obtain knowledge of our know-how, trade secrets and technologies through independent development, our failure to protect such know-how, trade secrets and technologies and/or our other intellectual property and proprietary rights may undermine our competitive position. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights or determine the validity and scope of our proprietary rights. Any such litigation could be very costly and could divert management attention and resources away from our business, and the outcome of such litigation may not be in our favor. If the protection of our intellectual property, including our proprietary technologies and trade secrets, is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and methods of operation. Any of these events may have a material adverse effect on our business, financial condition, reputation and competitive position.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

To protect a substantial amount of our technologies, we have chosen to rely primarily on trade secrets law rather than seeking protection through patents. Trade secrets are inherently difficult to protect. In order to protect our intellectual property rights, including our proprietary technologies and trade secrets, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees and other third parties. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. While we believe we use reasonable efforts to protect our trade secrets, we could potentially lose future trade secret protection if any unintentional or willful disclosure by our directors, employees, consultants or contractors of such information occurs, including disclosure by employees during or after the termination of their employment with us, in particular if they were to join one of our competitors. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

The reduction or elimination of government investment in LED lighting or the elimination of, or changes in, policies in certain countries that encourage the use of LEDs over some traditional lighting technologies could cause demand for our products to decline, which could materially and adversely affect our revenues, profits and margins.

We believe the near-term growth of the LED market will be driven in part by government policies in certain countries that either directly promote the use of LEDs or discourage the use of some traditional lighting technologies. Today, the upfront cost of LED lighting exceeds the upfront cost for some traditional lighting technologies that provide similar lumen output in many applications. However, for environmental reasons, among others, some governments around the world have used policy initiatives to accelerate the development and adoption of LED lighting and other non-traditional lighting technologies that are seen as more environmentally-friendly compared to some traditional lighting technologies. Reductions in, or eliminations of, government investment and favorable energy policies could result in decreased demand for our products and decrease our revenues, profits, margins and prospects.

We are required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our share price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 10-K. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, which we will be required to disclose. Our compliance with Section 404 requires that we incur substantial accounting expenses and expend significant management resources and time on compliance related issues. If we are unable to comply with the requirements of Section 404 in a timely manner, or if we identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we may be subject to sanctions or investigations by regulatory agencies such as the SEC. In addition, failure to meet the requirements of Section 404 or to disclose any material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. Moreover, if we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, we may be subject to sanctions or investigation by regulatory authorities, including the SEC and The NASDAQ Stock Market, or NASDAQ, and our stated results of operations and reputation may be materially and adversely affected.

We have incurred and continue to incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance efforts.

As a public company, we have incurred and continue to incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. The Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and

NASDAQ, impose additional requirements on public companies, including enhanced corporate governance practices. For example, the listing requirements for NASDAQ provide that listed companies must satisfy, among other things, certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel devote a substantial amount of time to satisfy these compliance requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly.

Impairment of our goodwill, long-lived assets, equity-method investments or cost-method investments could reduce our earnings.

As part of our business strategy, we have and may continue to pursue acquisitions of businesses and assets, strategic alliances and joint ventures. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. GAAP requires us to test goodwill on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable.

In addition, some of our investments are accounted for under the equity method of accounting, which we record our proportionate share of their net income or loss, or using the cost method. However, they must also be tested for impairment. For the investments we account for under the equity method or the cost method, the impairment test considers whether the fair value of the equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. If we determine that impairment is indicated, we would be required to take an immediate non-cash charge to earnings, which could adversely impact our operating results. During our fiscal 2013 and 2012, we experienced a significant reduction to our earnings as a result of impairment charges on our long-lived assets, goodwill, and our investments accounted for under the equity method and the cost method of accounting; see Note 3, "Balance Sheet Components—Property, Plant and Equipment;—Intangible Assets; and—Goodwill" and Note 5, "Investments in Unconsolidated Entities," of the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report for detailed information.

We may undertake joint ventures, investments, acquisitions and other strategic alliances and such undertakings, as well as our existing joint ventures, may be unsuccessful and may have an adverse effect on our business.

We have grown our business in part through strategic alliances and acquisitions. For example, we formed China SemiLEDs in January 2010 to focus on the growing market in China; we acquired Silicon Base Development, Inc., or SBDI, in April 2010 to process LED chips into LED components; in August 2011, we acquired 51% equity interest in Ning Xiang, among other things, to assist with market intelligence; and in July 2013, we acquired an additional LED components production line to expand our LED components production and research and development capabilities, and broaden our LED components portfolio. As we experienced with China SemiLEDs, such undertakings may not be successful or may take a substantially longer period than initially expected to become successful, and we may never recover our investments or achieve desired synergies or economies from these undertakings.

This notwithstanding, we may in the future continue to seek to grow our operations in part by entering into joint ventures, undertaking acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. These activities involve challenges and risks in negotiation, execution, valuation and integration, and closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions.

Our existing joint ventures and acquisitions and any future agreements that we may enter into also could expose us to new operational, regulatory, market, litigation and geographical risks as well as risks associated with significant capital requirements, the diversion of management and financial resources, unforeseen operating difficulties and expenditures, sharing of proprietary information, loss of control over day-to-day operations, non-performance by a counterparty and potential competition and conflicts of interest. In addition, we may not be successful in finding suitable targets on terms that are favorable to us, or at all. Even if successfully negotiated and closed, expected synergies from a joint venture, acquisition or other strategic alliance may not materialize or may not advance our business strategy, may fall short of expected return-on-investment targets or may not prove successful or effective for our business. We may also encounter difficulty integrating the operations, personnel and financial and operating systems of an acquired business into our current business.

We may need to raise additional debt funding or sell additional equity securities to enter into such joint ventures or make such acquisitions. However, we may not be able to obtain such debt funding or sell equity securities on terms that are favorable to us, or at all. The raising of additional debt funding by us, if required and available, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities, if required and available, could result in dilution to our stockholders.

Any undetected defects in our products may harm our sales and reputation and adversely affect our manufacturing yields.

The manufacture of LED chips is highly complex, requiring precise processes in a highly controlled and sterile environment using specialized equipment. We manufacture our LED products to meet customer requirements with respect to quality, performance and reliability. Although we utilize quality control procedures at each stage of our manufacturing process, our products may still contain defects that are undetected until after they are shipped or inspected by our customers, or on operation of the device. For example, there could be sub-micron defects that would not be detected by our quality control procedures; such sub-micron defects may increase the current leakage in the device and could negatively affect the product performance over time. Unsatisfactory performance of or defects in our products may cause us to incur additional expenses, including costs in relation to product warranties, cancellation and rescheduling of orders and shipments, and product returns or recalls. Failure to detect and rectify defects in our products before delivery could subject us to product liability claims and harm our credibility and market reputation, which could materially adversely affect our business and results of operations.

In addition, we do not currently have fully automated manufacturing processes, which could potentially introduce contaminants to the production processes through human error. Defects or other difficulties in the manufacturing process can prevent us from achieving maximum capacity utilization, which is the actual number of wafers that we are able to produce in relation to our capacity, and also can prevent acceptable yields of quality LED chips from those wafers.

Global economic conditions could negatively impact on our business, financial condition and results of operations.

The global financial crisis that began in late 2007 caused extreme disruption in the financial markets. Although the disruption in the financial markets moderated thereafter, the global financial markets continue to reflect uncertainty about a sustained economic recovery. Uncertainty about global economic conditions could result in slow economic activity, concerns about inflation and energy costs, decreased business and consumer confidence, reduced capital spending and adverse business conditions, as well as diminished liquidity and credit availability in many financial markets. In addition, these economic and business conditions could have led to reduced spending in our target markets and made it difficult for our customers and us to accurately forecast and plan future business activities. For example, some of our customers in Russia have experienced temporary liquidity constraints as a result of the impact of the banking crisis in Cyprus in March 2013 on the Russian economy, which have led to reduced and/or delayed purchases of our products by these customers. Continued weak economic conditions and further adverse trends in general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation have in the past and may again in the future cause consumer spending to decline further, reduce demand for and prices of our products and our customers' products, affect the prices and availability of raw materials, limit our ability to obtain financing for our operations and constrain the ability or willingness of governments to invest in the LED industry or fund public projects using LED lighting products. Furthermore, our customers may be unable to access capital efficiently, or at all, which could adversely affect our financial condition by resulting in product delays, increased defaults in accounts receivables and increased inventory exposures. Any unfavorable economic or market conditions could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on an adequate and timely supply of electricity and water.

We consume significant amounts of electricity and water in our manufacturing process. We may experience future disruptions or shortages in our electricity or water supply, which could result in a drop in or loss of throughput and product yield or even the loss of an entire production run, depending on the duration of disruption or shortage. Although we maintain generators and other backup sources of electricity, these replacement sources are only capable of providing effective backup supplies for limited periods of time. We do not currently have any alternative sources of water nor do we maintain backup tanks. We cannot assure you that we will not experience disruptions or shortages in our electricity or water supply or that there will be sufficient electricity and water available to us to meet our future requirements. Any material disruption could significantly impact our normal business operations, cause us to incur additional costs and adversely affect our financial condition and results of operations.

Our operations involve the use of hazardous materials and we must comply with environmental laws, which can result in significant costs, and may affect our business and operating results.

Our research and development and manufacturing activities involve the use of hazardous materials, including acids, adhesives and other industrial chemicals. As a result, we are subject to a variety of environmental, health and safety laws and regulations governing the use, storage, handling, transportation, emission, discharge, exposure to, and disposal of such hazardous materials. Compliance with applicable environmental laws and regulations in each of the jurisdictions in which we operate can be costly, and there can be no assurance that violations of these laws will not occur in the future as a result of human error, accident, equipment failure, or other causes. Liability under environmental and health and safety laws can be joint and several, and without regard to fault or negligence. The failure to comply with past, present, or future laws could subject us to increased costs and significant fines and penalties, damages, legal liabilities, suspension of production or operations, alteration of our manufacturing facilities or processes, curtailment of our sales and adverse publicity. Any of these events could harm our business and financial condition.

Furthermore, environmental protection and workplace safety regulations may become more stringent in the future, and although we cannot predict the ultimate impact of any such new laws, they may impose greater compliance costs or result in increased risks or penalties, which could harm our business. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses associated with such laws and regulations. As our industry continues to evolve, we may be required to evaluate and use new materials in our manufacturing process that may be subject to regulation under existing or future environmental laws and regulations, and our use of such new materials may be restricted. Any such restriction could require us to alter our manufacturing processes or increase our expenses. If we fail to comply with current and future environmental laws and regulations, whether intentional or inadvertent, we may be required to pay fines and other liabilities to the government or third parties, suspend production or even cease operation.

We have operations and sales in various jurisdictions globally, which may subject us to increasingly complex taxation laws and regulations.

As a multinational organization with operations and sales in various jurisdictions, we may be subject to taxation in such jurisdictions. The various tax laws and regulations are becoming increasingly complex, with the interpretation and application of such laws and regulations becoming more challenging and uncertain. We may be subject to additional taxes, fines and penalties to the extent we are not correct in our interpretation and the amount of taxes we declare and pay. In addition, given the continuing global economic slowdown, as well as high government debt levels of many countries, there is an increasing likelihood that the amount of taxes we pay in these jurisdictions could increase substantially. Any such events would have a material impact on our reputation, financial condition and results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Proposed U.S. federal income tax legislation could negatively impact our effective tax rate.

Proposed U.S. tax legislation that could be enacted in the future could substantially impact the tax treatment of our non-U.S. earnings. These proposed changes include limitations on the ability to claim and utilize foreign tax credits and require the deferral of interest expense deductions until non-U.S. earnings are taxed in or repatriated to the United States.

Such proposed legislation, if enacted, could negatively impact the amount of our taxes payable in the United States and our effective tax rate and adversely affect our results of operations and cash flows.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from Taiwan SemiLEDs may be restricted by commercial and legal restrictions, which may materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

We are a holding company with one material asset, which is our ownership interest in Taiwan SemiLEDs.

Dividends and interest on intercompany loans we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under Taiwan law. The ability of our subsidiaries in Taiwan to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations that restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to stockholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to stockholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years' losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

Our ability to make further investments in Taiwan SemiLEDs may be dependent on regulatory approvals in Taiwan.

Taiwan SemiLEDs depends on us to meet its equity financing requirements. Any capital contribution by us to Taiwan SemiLEDs requires the approval of the relevant Taiwan authorities, such as the Hsinchu Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. We cannot assure you that we will be able to complete these government registrations or obtain the government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to complete these registrations or obtain the approvals, our ability to capitalize Taiwan SemiLEDs may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The rights of stockholders may be limited as we conduct a substantial portion of our operations in Taiwan and a substantial portion of our assets and substantially all of our directors and officers reside outside the United States.

Although we are incorporated in Delaware, a substantial portion of our operations are conducted in Taiwan through Taiwan SemiLEDs and its subsidiaries. As such, a substantial portion of our assets are located in Taiwan. In addition, substantially all of our directors and officers reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. Therefore, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise. Even if you are successful in bringing an action, the laws of Taiwan may render you unable to enforce a United States judgment against our assets or the assets of our directors and officers.

For judgments obtained in courts outside of Taiwan to be recognized and enforceable in Taiwan without review of the merits, the Taiwan court in which the enforcement is sought must be satisfied that: the foreign court rendering such judgment has jurisdiction over the subject matter in accordance with the Taiwan law; the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of Taiwan; the judgment is a final judgment for which the period for appeal has expired or from which no appeal can be taken; if the judgment was rendered by default by the foreign court, the defendant was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or process was served on the defendant with the Taiwan judicial assistance; and judgment of Taiwan courts is recognized and enforceable in the foreign court rendering the judgment on a reciprocal basis.

Political, Geographical and Economic Risks

Due to the location of our operations, we are vulnerable to natural disasters and other events, which may seriously disrupt our operations.

Most of our operations are located in Taiwan, and the operations of many of our LED manufacturing service providers, suppliers and customers are located in Taiwan and the PRC. For the years ended August 31, 2013 and 2012, 40% and 33%, respectively, of our revenues were derived from customers located in Taiwan and China (including Hong Kong). Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, tsunamis, floods, droughts, typhoons, fires, power losses and other major catastrophic events, including the outbreak, or threatened outbreak, of any widespread communicable diseases. Disruption of operations due to any of these events may require us to evacuate personnel or suspend operations, which could reduce our productivity. Such disasters may also damage our facilities and equipment and cause us to incur additional costs to repair our facilities or procure new equipment, or result in personal injuries or fatalities or result in the termination of our leases and land use agreements. Any resulting delays in shipments of our products could also cause our customers to obtain products from other sources. Although we maintain property insurance for such risks, there is no guarantee that future damages or business losses from earthquakes and catastrophic other events will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, natural disasters, such as earthquakes, tsunamis, floods and typhoons, may also disrupt or seriously affect the operations of our customers and suppliers, resulting in reduced orders or shipments or the inability to perform contractual obligations. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China expose us to certain inherent legal and other risks that could adversely affect our business.

As a Delaware corporation, we are subject to laws and regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign invested joint stock companies. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, our current and future operating subsidiaries in China must obtain relevant permits (including land use permits), licenses and approvals necessary for to commence operations and sales and, no assurance can be given that they will be able to do so or that if obtained that such permits, licenses or approvals will be adequate or that they will not be revoked or cancelled in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we have either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers.

Because the legal and regulatory environment in China is subject to inherent uncertainties, the enforcement of our rights as a foreign company investing in China may be difficult. For example, our intellectual property may be afforded less protection in China than in some other countries. By entering the market in China in general and by licensing our intellectual property to China SemiLEDs for example, our vulnerability towards unauthorized disclosure or use of our intellectual property may be significantly increased.

Future litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation, which could adversely affect our competitive position, our ability to attract customers, and our results of operations.

Strained relations between the PRC and Taiwan could negatively affect our business and the market price of our common stock.

Taiwan has a unique international political status. Since 1949, Taiwan and the PRC have been separately governed. The PRC government claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Furthermore, the PRC government adopted an anti-secession law relating to Taiwan. Relations between Taiwan and the PRC governments have been strained in recent years for a variety of reasons, including the PRC government's position on the "One China" policy and tensions concerning arms sales to Taiwan by the United States government. Any tension between the Taiwan government and the PRC government, or between the United States and China, could materially and adversely affect the market prices of our common stock.

If the U.S. dollar or other currencies in which our sales, raw materials, component purchases and capital expenditures are denominated fluctuate significantly against the New Taiwan, or NT, dollar, the Japanese Yen and other currencies, our profitability may be seriously affected.

We have significant foreign currency exposure, and are primarily affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. A portion of our revenues and expenses are denominated in currencies other than NT dollars, primarily U.S. dollars and to a lesser extent the Japanese Yen. We do not hedge our net foreign exchange positions through the use of forward exchange contracts or otherwise and as a result we are affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. Any significant fluctuation in exchange rates may be harmful to our financial condition and results of operations.

The PRC government's control of currency conversion and changes in the exchange rate between the Renminbi and other currencies could negatively affect our financial condition and our ability to pay dividends.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange in China, or SAFE, provided that we satisfy certain procedural requirements. However, approval from SAFE or its local counterpart is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Our revenue from sales in China (including Hong Kong) accounted for 10% and 13% of our revenues for the years ended August 31, 2013 and 2012, respectively.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage. In the past, there have been instances of corruption, extortion, bribery, pay-offs, theft and other fraudulent practices in Taiwan and China, as well as other Asian countries and Russia. We cannot assure that our employees or other agents will not engage in such conduct and render us responsible under the FCPA. If our employees or other agents are found to have engaged in corrupt or fraudulent business practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Owning Our Common Stock

We may fail to qualify for continued listing on NASDAQ which could make it more difficult for investors to sell their shares.

In December 2010, our common stock was approved for listing on The NASDAQ Global Select Market and continues to be listed on The NASDAQ Global Select Market. To maintain that listing, we must satisfy the continued listing requirements of NASDAQ for inclusion in the Global Select Market, including among other things, a minimum stockholders' equity of $10.0 million and a minimum bid price for our common stock of $1.00 per share. On December 6, 2012, the closing minimum bid price of our common stock dropped below $1.00 for the first time. On February 6, 2013, we received a letter from The NASDAQ Stock Market notifying us that we were not in compliance with the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1) for continued listing on the NASDAQ Global Select Market. The NASDAQ Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, due to our common stock having traded for 30 consecutive business days below the minimum closing bid price requirement, we no longer met that requirement at that time. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we were provided a cure period until August 5, 2013, to regain compliance with NASDAQ Listing Rule 5450(a)(1). To regain compliance, our common stock was required to have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. On April 5, 2013, we regained compliance with NASDAQ Listing Rule 5450(a)(1). On August 8, 2013, the closing minimum bid price of our common stock again dropped below $1.00. On September 23, 2013, we received a letter from The NASDAQ Stock Market notifying us that we were not in compliance with the minimum bid price requirement. On October 9, 2013 we regained compliance with NASDAQ Listing Rule 5450(a)(1) after the closing bid price of our common stock had exceeded $1.00 for 10 consecutive business days.

Although we have twice regained compliance of the continued listing requirements of The NASDAQ Global Select Market, there can be no assurance that we will be able to maintain compliance with the continued listing requirements or that our common stock will not be delisted from NASDAQ in the future. If our common stock is delisted by NASDAQ, we expect prices for our common stock to be quoted on the Pink Sheets LLC or the OTC Bulletin Board. Under such circumstances, stockholders may find it more difficult to sell, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors. There is no assurance, however, that prices for our common stock would be quoted on one of these other trading systems or that an active trading market for our common stock would thereafter exist, which would materially and adversely impact the market value of our common stock.

We may seek additional capital that may result in stockholder dilution.

We may require additional capital due to continuing losses, deteriorating business conditions or other future developments. If our current sources of capital are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain bank loans and credit facilities. The sale of convertible debt securities or additional equity securities could result in dilution to our stockholders. The incurrence of further indebtedness, whether in the form of public debt or bonds or bank financing, would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain external financing is subject to a number of uncertainties, including:

- our future financial condition, results of operations and cash flows and the trading price of our common stock;
- the state of global credit markets and our creditworthiness;
- general market conditions for financing activities by companies in our industry; and
- economic, political and other conditions in Taiwan, China and elsewhere.

We cannot assure you that financing, if needed, would be available in amounts or on terms acceptable to us, if at all.

Our stock price has been and may continue to be volatile and you may be unable to resell shares of our common stock at or above the price you paid.

The trading price of our common stock has been and may continue to be subject to broad fluctuations. The market price of shares of our common stock could be subject to wide fluctuations in response to various risk factors listed in this section and others beyond our control, including:

- actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;
- changes in the composition of and the orders received from our customers;
- actual or anticipated changes in our growth rate;
- issuance of new or updated research or reports by securities analysts that have a change in outlook regarding the performance of our business or the future trading price of our common stock;
- our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- sales or expected sales of additional common stock;
- announcements from, or operating results of, our competitors; and
- general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We are currently a defendant in two filed actions and may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Future sales of shares of our common stock by existing stockholders could cause our stock price to fall.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

As of November 14, 2013, 27.8 million shares of common stock were issued and outstanding, including 6,038 thousand shares of common stock issued in the initial public offering, which are freely tradable without restriction by non-affiliates. Certain stockholders owning more than a majority of our outstanding shares of common stock are entitled, under agreements providing for registration rights, to cause us to register those shares under the Securities Act of 1933, as amended, or the Securities Act, for public sale in the United States. As of the date hereof, we have not received any such request to register shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, certain stockholders, including stockholders owning a majority of our outstanding shares as well as current and former employees, are eligible to resell shares of common stock in the public market under Rule 144, which, in the case of our affiliate and persons who have been affiliates in the last three months, would be subject to volume limitations and certain other restrictions under Rule 144, including that we are current in our SEC filings. In general, Rule 144 provides that any of our non-affiliates, who have held restricted common stock for at least six-months, are entitled to sell their restricted stock freely, provided that we are current in our SEC filings. After one year, a non-affiliate may sell without any restrictions.

We have also filed a registration statement on Form S-8 under the Securities Act to register approximately 3.2 million shares for issuance pursuant to options or other rights to purchase common stock under our equity incentive plans. These shares can be freely sold in the public market upon issuance and once vested, subject to the applicable plan and/or the agreements entered into with holders of options or other rights to purchase common stock in connection with the issuance of such options or other rights to purchase common stock.

Our directors, executive officers and principal stockholders have substantial control over us and will be able to influence corporate matters.

As of November 14, 2013, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, beneficially owned, in the aggregate, nearly one-half of our outstanding common stock. As a result, certain of these stockholders acting alone or these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

- limiting stockholders' ability to influence corporate matters;
- delaying, deferring or preventing a change in corporate control;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

There can be no assurance that our interests will not conflict with those of these stockholders, who may also take actions that are not in line, or may conflict, with our other stockholders' best interests.

We do not anticipate paying any cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock or convertible preferred stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or maintain the price at which our stockholders purchased their shares.

Delaware law and our certificate of incorporation and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Certain provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. As long as our major stockholder, Simplot Taiwan, Inc., which is beneficially owned by Scott R. Simplot, one of our directors, continues to hold 25% or more of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, shareholders holding at least 25% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors are able to call a special meeting in accordance with our bylaws; provided, however, at such time when the ownership interest of Simplot Taiwan, Inc. first falls below 25% of our total voting power, our amended and restated certificate of incorporation requires that a special meeting may be called only by a majority of our board of directors. Our amended and restated certificate of incorporation precludes stockholder action by written consent. In addition, our amended and restated bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which may make it more difficult for our stockholders to make proposals or director nominations. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would be without these provisions.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

The following are significant manufacturing and office facilities that we own or lease as of August 31, 2013:

- We own a five-story building located in Hsinchu Science Park, Taiwan. We occupy approximately 115,400 square feet of the building, and we lease approximately 50,100 square feet of the building to a third party tenant. Approximately 51% of our occupied space in the building is devoted to our manufacturing operations. We lease the land on which the building is situated from the Science Park Administration in Hsinchu.
- We lease a total of approximately 54,100 square feet of a building in Sinwu, Taoyuan County, Taiwan, of which approximately 76% is devoted to our manufacturing operations.
- Ning Xiang leases a total of approximately 22,100 square feet of manufacturing facilities and office space in Luzhu, Taoyuan County, Taiwan, of which approximately 65% is devoted to manufacturing operations.
- We lease a total of approximately 2,300 square feet of office spaces in Shenzhen, China for sales and support functions.
- In connection with our acquisition of an additional LED production line in July 2013, we added an additional 12,600 square feet of manufacturing facilities and office space in Hsinchu Science Park, Taiwan, of which approximately 67% is devoted to manufacturing operations.

We believe that our facilities are adequate to meet our current corporate and manufacturing needs and that additional space would be available on commercially reasonable terms.

Item 3. ***Legal Proceedings***

Due to the complex technology required to compete successfully in the LED industry, participants in our industry are often engaged in significant intellectual property licensing arrangements, negotiations, disputes and litigation. We are directly or indirectly involved from time to time and may be named in various other claims or legal proceedings arising in the ordinary course of our business or otherwise.

On July 10, 2013, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers and directors, styled as *Huard v. SemiLEDs Corporation, et al.*, alleging violations of the U.S. federal securities laws. On July 31, 2013, a second investor filed a complaint, styled as *Mohammad v. SemiLEDs Corporation, et al.* On September 30, 2013, the Court appointed Mohammad Yasir as lead plaintiff and Pomerantz Grossman Hufford Dahlstrom & Gross LLP as lead counsel. On November 15, 2013, the lead plaintiff filed its Amended Complaint, styled as *In re SemiLEDs Corporation Litigation*, Civil Action No. 1:13-cv-04776-DLC (S.D.N.Y.). The Amended Complaint alleges one count of violation of Section 10(b) of the Exchange Act and one count of violation of Section 20(a) of the Exchange Act, both arising out of alleged misstatements made by the Company and certain of its current and former officers and directors in connection with the Company's initial public offering and the Company's results in the first, second, and third quarter of 2011.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price Information for our Common Stock

Our common stock has been traded on the NASDAQ Global Select Market under the symbol "LEDS" since December 8, 2010. The following table sets forth, for the quarters indicated, the high and low sales prices as reported by NASDAQ:

Fiscal Year 2012	High	Low
First Quarter (September - November 2011)	$5.47	$2.60
Second Quarter (December 2011 - February 2012)	$4.39	$2.80
Third Quarter (March - May 2012)	$4.84	$3.06
Fourth Quarter (June - August 2012)	$3.27	$1.83

Fiscal Year 2013	High	Low
First Quarter (September - November 2012)	$2.22	$1.03
Second Quarter (December 2012 - February 2013)	$1.12	$0.60
Third Quarter (March - May 2013)	$2.44	$0.68
Fourth Quarter (June - August 2013)	$2.09	$0.79

There were 76 holders of record of our common stock as of November 14, 2013.

Dividend Policy

We have never declared or paid, and do not have any present plan to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Delaware law and any other factors our board of directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Initial Public Offering

On December 8, 2010, the registration statement on Form S-1 (File No. 333-168624) was declared effective for the initial public offering of our common stock. On December 14, 2010, we sold 6,038 thousand shares of common stock, and received net proceeds of $92.0 million, after deducting underwriting discounts and commissions of $7.2 million and offering-related expenses of $3.5 million. Through August 31, 2013, we had used $27.5 million to purchase additional manufacturing space at our Hsinchu, Taiwan headquarters and partially build out existing space in such building, and purchase additional reactors and other manufacturing equipment. We also used $6.3 million to acquire and invest in other businesses, and $32.1 million for working capital and other general corporate purposes.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b), except that we no longer expect to use a portion of the proceeds to build a test line and for research and development expenses related to LED chip production based on 6" wafers.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any repurchases of our common stock and no purchases of common stock were made on our behalf during the fourth quarter of our fiscal 2013.

Item 6. ***Selected Financial Data***

Not applicable.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the audited consolidated financial statements and the notes included elsewhere in this Annual Report on Form 10-K, as well as the Risk Factors contained in Part I, Item 1A of this Annual Report on Form 10-K, and other information provided from time to time in our other filings with the SEC.

Overview

We develop, manufacture and sell LED chips and LED components. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting. Our LED chips may also be used in specialty industrial applications such as UV curing of polymers, LED light therapy in medical/cosmetic applications, counterfeit detection, LED lighting for horticulture applications, and architectural lighting. Our core products are LED chips and LED components, but lighting products have also become an increasingly important part of our business.

We sell blue, green and UV LED chips under our MvpLED brand to a customer base that is heavily concentrated in a few select markets, including Taiwan, the United States, Russia and China. We also sell our new EV LED product series in blue, green and UV. We sell our LED chips to packagers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets. Our lighting products customers consist primarily of ODMs of lighting products and the end-users of lighting devices. We also contract other manufacturers to produce for our sale certain LED products, and for certain aspects of our product fabrication, assembly and packaging processes, based on our design and technology requirements and under our quality control specifications and final inspection process.

We are a holding company for various wholly and majority owned subsidiaries and joint ventures. Our most significant subsidiary is our wholly owned operating subsidiary, Taiwan SemiLEDs, where a substantial portion of our assets are held and located, where a substantial portion of our research, development, manufacturing, marketing and sales activities take place, and where most of our employees are based. As of August 31, 2013, we also owned a 66% interest in Ning Xiang, which consisted of a 51% interest that we acquired in August 2011 and an additional 15% interest that we acquired in April 2013. In November 2013, we acquired an additional 21% interest in Ning Xiang, which increased our total ownership interest to 87%. Ning Xiang is engaged in the design, manufacture and sales of lighting fixtures and systems.

We also have interests in unconsolidated joint ventures that we have accounted for as equity method investments and as such have not consolidated for financial reporting purposes. As of August 31, 2013, we owned a 50% interest in SILQ, a joint venture established in Malaysia to design, manufacture and sell lighting fixtures and systems. We expect that this business will incur losses for the near term. As of August 31, 2013, we also owned a 49% equity ownership interest in China SemiLEDs, which was formed to engage in the manufacture and sale of LED chips in China. China SemiLEDs was originally significant to our China strategy, but we wrote down the investment to a carrying amount of zero at August 31, 2012, as a result of our proportionate share of the net loss and impairment charge reported by China SemiLEDs for the year ended August 31, 2012. Because we have no obligation or intention to provide additional funding to China SemiLEDs, we have suspended using the equity method of accounting and no longer recognize any portion of the net losses reported by China SemiLEDs subsequent to August 31, 2012. We will resume accounting for the investment using the equity method if China SemiLEDs subsequently returns to profitability and our share of future income is sufficient to recover our share of the cumulative losses that have not previously been recognized during the period the equity method of accounting is suspended. The shareholders of China SemiLEDs have been working towards formulating certain restructuring plans since late calendar year 2012 to allow China SemiLEDs to recommence operations. Even if a restructuring can be effected, there can be no assurance that the restructuring would be successful, and therefore, particularly if the banks seize China SemiLEDs' assets, liquidation of China SemiLEDs may be required. We may not be able to recover anything from our investment.

Key Factors Affecting Our Financial Condition, Results of Operations and Business

The following are key factors that we believe affect our financial condition, results of operations and business:

- ***Industry growth and demand for products and applications using LEDs.*** The overall adoption of LED lighting devices to replace traditional lighting sources is expected to influence the growth and demand for LED chips and impact our financial performance. We believe the potential market for LED lighting will continue to expand. LEDs for efficient generation of UV light are also starting to gain attention for various medical, germicidal and industrial applications. Since a substantial portion of our LED chips, LED components and our lighting products are used by end-users in general lighting applications and specialty industrial applications such as UV curing, medical/cosmetic, counterfeit detection and horticulture, the adoption of LEDs into these applications will have a strong impact on the demand of LED chips generally and, as a result, for our LED chips, LED components and LED lighting products. Fluctuations in demand for LED lights products will also affect the results of Ning Xiang.

- ***Average selling price of our products.*** The average selling price of our products may decline for a variety of factors, including prices charged by our competitors, the efficacy of our products, our cost basis, changes in our product mix, the size of the order and our relationship with the relevant customer, as well as general market and economic conditions. Competition in the markets for LED products is intense, and we expect that competition will continue to increase, thereby creating a highly aggressive pricing environment. For example, some of our competitors have in the past reduced their average selling prices, and the resulting competitive pricing pressures have caused us to similarly reduce our prices, accelerating the decline in our revenues and the gross margin of our products. When prices decline, we must also write down the value of our inventory. Furthermore, the average selling prices for our LED products have typically decreased over product life cycles. Therefore, our ability to continue to innovate and offer competitive products that meet our customers' specifications and pricing requirements, such as higher efficacy LED products at lower costs, will have a material influence on our ability to improve our revenues and product margins, although in the near term the introduction of such higher efficacy LED chips may further reduce the selling prices of our existing products or render them obsolete. Reduction in the average selling price of LED lights products will also affect the results of Ning Xiang.

- ***Changes in our product mix.*** We anticipate that our gross margins will fluctuate from period to period as a result of the mix of products that we sell and the utilization of our manufacturing capacity in any given period, among other things. For example, in fiscal 2012, we placed greater emphasis on the sales of LED components rather than the sales of LED chip where we have been forced to cut prices on older inventory. In particular, we sold a significant volume of a category of lower-priced LED components designed to meet our customers' demand. While such a shift in product mix to lower-priced products lowered our average selling price, the significant sales volume helped to improve revenues and gross margin in fiscal 2012. We intend to continue to pursue opportunities for profitable growth in areas of business where we see the best opportunity for our new EV LED product series of LED chips (particularly the UV market) and continue to expand the lower-priced LED components as appropriate. However, as we expand and diversify our product offerings and with varying average selling prices, a change in the mix of products that we sell in any given period may increase volatility in our revenues and gross margin from period to period.

- ***Our ability to reduce cost to offset lower average prices.*** Competitors may reduce average selling prices faster than our ability to reduce costs, and competitive pricing pressures may accelerate the rate of decline of our average selling prices. To address increased pricing pressure, we have invested in the development of larger wafer sizes, in particular using 4" wafers, which we believe should lower our production costs. We have substantially converted our manufacturing of LED chips based on 4" wafer technology. We have also improved and increased our production yields to reduce the per-unit cost of production for our products. However, such cost savings currently have limited impact on our gross profit, as we suffered from the underutilization of our manufacturing capacity, primarily for our LED chips, starting in the fourth quarter of our fiscal 2011 and continuing through the fourth quarter of our fiscal 2013, and must absorb a high level of fixed cost, such as depreciation. While we intend to focus on managing our costs and expenses, over the long term we expect to be required to invest substantially in LED development and production equipment if we are to grow.

- ***Our ability to continue to innovate.*** As part of our growth strategy, we plan to continue to be innovative in product design, to deliver new products and to improve our manufacturing efficiencies. Our continued success depends on our ability to develop and introduce new, technologically advanced and lower cost products, such as more efficient, higher brightness LED chips. If we are unable to introduce new products that are commercially viable and meet rapidly evolving customer requirements or keep pace with evolving technological standards and market developments or are otherwise unable to execute our product innovation strategy effectively, we may not be able to take advantage of market opportunities as they arise, execute our business plan or be able to compete effectively. During the fourth quarter of our fiscal 2012, we introduced our new EV LED product series, capable of operating at a higher junction temperature and with higher thermal endurance, as well as our new ceramic LED component products, the C35 emitters, that incorporates the EV chip and also offers customers greater flexibility in making color choices. In June 2013, we expanded our UV LED product portfolio with the launch of mid- and high-power product series designed for industrial applications such as printing, coating, curing, signage and medical/cosmetic uses. We also broadened our LED components portfolio through an acquisition in July 2013. Our near-term success will depend upon how attractive these products are to our customers versus competitors' offerings and our customers' willingness and promptness in qualifying our new products.

- ***General economic conditions and geographic concentration.*** Many countries including the United States and the European Union members have instituted, or have announced plans to institute, government regulations and programs designed to encourage or mandate increased energy efficiency in lighting. These actions include in certain cases banning the sale after specified dates of certain forms of incandescent lighting, which are advancing the adoption of more energy efficient lighting solutions such as LEDs. The global financial crisis that began in late 2007 caused extreme disruption in the financial markets. Although the disruption in the financial markets moderated thereafter, the global financial markets continue to reflect uncertainty about a sustained economic recovery. When the global economy slows or a financial crisis occurs, consumer and government confidence declines, with levels of government grants and subsidies for LED adoption and consumer spending likely to be adversely impacted. Our revenues have been concentrated in a few select markets, including Taiwan, the United States, Russia and China. Given that we are operating in a rapidly changing industry, our sales in specific markets may fluctuate from quarter to quarter. Therefore, our financial results will be impacted by general economic and political conditions in such markets. For example, some of our customers in Russia have experienced temporary liquidity constraints as a result of the impact of the banking crisis in Cyprus in March 2013 on the Russian economy, which have led to reduced and/or delayed purchases of our products by these customers. In addition, we have historically derived a significant portion of our revenues from a limited number of customers. Some of our largest customers and what we produce/have produced for them have changed from quarter to quarter primarily as a result of the timing of discrete, large project-based purchases and broadening customer base, among other things. For the years ended August 31, 2013 and 2012, sales to our three largest customers, in the aggregate, accounted for 14% and 31% of our revenues, respectively.

- ***Intellectual property issues.*** Competitors of ours and other third parties have in the past and will likely from time to time in the future allege that our products infringe on their intellectual property rights. Defending against any intellectual property infringement claims would likely result in costly litigation and ultimately may lead to our not being able to manufacture, use or sell products found to be infringing. In June 2012, we settled an intellectual property dispute involving Cree. We agreed to dismiss amended complaints filed against each other without prejudice. We agreed to the entry of a permanent injunction that was effective October 1, 2012 that precludes us from (and/or from assisting others in) making, using, importing, selling and/or offering to sell in the United States certain accused products and/or any device that includes such an accused product after that date and to payment of a settlement fee for past damages. All accused products sold before the date of settlement are released under this agreement and our customers and distributors are specifically released. All remaining claims between Cree and us were withdrawn without prejudice, with each retaining the right to assert them in the future. However, other third parties may also assert infringement claims against our customers with respect to our products, or our customers' products that incorporate our technologies or products. Any such legal action or the threat of legal action against us, or our customers, could impair such customers' continued demand for our products. This could prevent us from growing or even maintaining our revenues, or cause us to incur additional costs and expenses, and adversely affect our financial condition and results of operations.

- ***Our ability to realize our strategic initiatives.*** We have grown our business in part through strategic alliances and acquisitions. For example, our China strategy was initially premised on continuing our growth in China through China SemiLEDs. The launch of China SemiLEDs was not successful; see "Business—Our Joint Ventures and Investments—China SemiLEDs." We now no longer view China SemiLEDs as the vehicle to drive our growth in China. As the world's second largest economy and one that is geographically close to our manufacturing operations, China continues to represent a key market for our products and we have been working towards formulating certain strategic alternatives to exploit the opportunities that it presents, including, but not limited to, developing and expanding our direct sales force and distribution channels through local third-party distributors. In addition, we continually evaluate and explore strategic opportunities as they arise, including product, technology, business or asset transactions, such as acquisitions or divestitures. For example, in July 2013, we acquired an LED components production line and related technology from certain third parties, and we believe this acquisition should allow us to expand our production capacity for LED components, and strengthen our product portfolio, technology and know-how related to LED components.

Components of Consolidated Statements of Operations

Revenues, net

Our core products are LED chips and LED components, but lighting products have also become an increasingly important part of our business.

Our revenues are affected by sales volumes of our LED chips, LED components and lighting products and our average selling prices for such products. In addition, as we expand and diversify our product offerings and with varying average selling prices, any change in the mix of products that we sell in any given period may affect our total revenues. For example, average selling prices for our LED components are generally higher than for LED chips and the average selling prices for our lighting products are higher than for our LED chips and LED components.

We recognize revenue on sales of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. We obtain written purchase authorizations from our customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. We typically consider delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the product passes to the customer.

Our larger customers typically provide us with non-binding rolling forecasts of their requirements for the coming one to three months; however, recent global economic uncertainty and weakness has led to reduced spending in our target markets and made it difficult for our customers and us to accurately forecast and plan future business activities. Our customers may increase, decrease, cancel or delay purchase orders already in place, with no material consequences to the customer. As a result, we may face increased inventories and our backlog may decline as a result of any economic downturn or material change in market conditions or economic outlook. We price our products in accordance with prevailing market conditions, taking into account the technical specifications of the product being sold, the order volume, the strength and history of our relationship with the customer, our inventory levels and our capacity utilization. When average selling prices drop, as they did in the years ended August 31, 2013 and 2012, inventory write-downs to net realizable values may also result.

Our customers for LED chips consist of both packagers and distributors who sell our LED chips to their packaging customers. Packagers in turn sell their packaged LED components to end-users of lighting devices. Our customers for LED components consist primarily of distributors and end-customers in selected markets. Our lighting products customers consist primarily of ODMs of lighting products and the end-users of these lighting devices. Distributors accounted for 20% and 43% of our revenues for the years ended August 31, 2013 and 2012, respectively. Our revenues attributable to our ten largest customers accounted for 35% and 49% of our revenues for the years ended August 31, 2013 and 2012, respectively.

Our revenues are concentrated in a few select markets, including Taiwan, the United States, Russia and China. Net revenues generated from sales to countries in these markets, in the aggregate, represented 63% and 78% of our revenues for the years ended August 31, 2013 and 2012, respectively. We expect that our revenues will continue to be substantially derived from these countries for the foreseeable future. Given that we are operating in a rapidly changing industry, our sales in specific markets may fluctuate from quarter to quarter. Therefore, our financial results will be impacted by general economic and political conditions in such markets.

Our revenues are presented net of estimated sales returns and discounts. We estimate sales returns and discounts based on our historical discounts and return rates and our assessment of future conditions.

Cost of Revenues

Our cost of revenues consists primarily of cost of materials, depreciation expenses, manufacturing overhead costs, direct labor costs and utilities cost, all related to the manufacture of our LED products. Materials include raw materials, other materials such as gases and chemicals, consumables, and assembly materials. Because our products are manufactured based on customers' orders and specifications and we purchase materials and supplies to support such orders, we generally purchase our materials at spot prices in the marketplace and do not maintain long-term supply contracts. We purchase materials from several suppliers. Our procurement policy is to select only a small number of qualified vendors who demonstrate quality of materials and reliability on delivery time. We are subject to variations in the cost of our materials and consumables from period to period. Moreover, because we consume a significant amount of electricity in our manufacturing process, any fluctuations in electricity costs will have an impact on our cost of revenues. We also use contract manufacturers to produce for our sale certain LED products, and for certain aspects of our product fabrication, assembly and packaging processes, based on our design and technology requirements and under our quality control specifications and final inspection process.

Direct labor costs consist of salary (including stock-based compensation), bonus, training, retirement and other costs related to our employees engaged in the manufacture of our products. Manufacturing overhead costs consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative personnel allocated to manufacturing functions, repairs and maintenance costs for equipment and machinery maintenance costs and lease expenses.

Our cost of revenues also includes excess capacity charges as a result of the underutilization of our manufacturing capacity and inventory valuation adjustments to write-down our inventories to their estimated net realizable values as a result of declines in their average selling prices.

Operating Expenses

Research and development. Our research and development expenses, which are expensed as incurred, consist primarily of expenses related to employee salaries, bonuses and other benefits (including stock-based compensation expenses) for our research and development personnel, engineering charges related to product design, purchases of materials and supplies, repairs and maintenance and depreciation related expenses.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative, sales and marketing personnel, expenses for professional services, which include fees and expenses for accounting, legal, tax and valuation services, amortization and depreciation related expenses, marketing related travel, lease expenses, entertainment expenses, allowance for doubtful accounts and general office related expenses, as well as compensation to our directors. We expect our selling, general and administrative expenses to decrease as we continue to implement cost reduction initiatives, such as spending controls, and as we continue to streamline our operations.

Impairment of long-lived assets. We recognized impairment charges on our long-lived assets, which consisted of property, plant and equipment and intangible assets, for the years ended August 31, 2013 and 2012. The impairment charges on property, plant and equipment were primarily related to machinery and equipment used in the manufacturing of LED epitaxial wafers and chips. During the year ended August 31, 2013, we also recognized an impairment charge on the intangible asset for customer relationships that arose from our acquisition of a 51% equity interest in Ning Xiang in August 2011.

Goodwill impairment. During the year ended August 31, 2013, we recognized an impairment charge on goodwill that arose from our acquisition of a 51% equity interest in Ning Xiang in August 2011.

Provision for litigation settlement. We recognized a provision and cash payment for litigation settlement for the year ended August 31, 2012 associated with the Cree litigation.

Other Income (Expense)

Impairment loss on investment. During the year ended August 31, 2013, we recognized an impairment loss on our investment in HPO, an equity investment we account for using the cost method, as a result of an other-than-temporary decline in the value of our investment in HPO.

Equity in losses from unconsolidated entities, net. Loss from unconsolidated entities consists of our portion of the income or losses of SILQ, and for the year ended August 31, 2012, also the loss from China SemiLEDs, which we no longer recognize subsequent to August 31, 2012, and SS Optoelectronics, which was dissolved in September 2012. These entities have been accounted for using the equity method of accounting, and as such, we generally recognize our portion of the net income or loss from such entities in our consolidated statements of operations. We report our investment in such entities as investments in unconsolidated entities on our consolidated balance sheets and such investment amounts are initially stated at cost, and subsequently adjusted for our portion of equity in undistributed earnings or losses. If the value of our investment in such entities declines, and the decline is determined to be other-than-temporary, the investment would be written down to fair value. As of August 31, 2012, the carrying amount of our investment in China SemiLEDs had been reduced to zero. See Note 5, "Investments in Unconsolidated Entities," of the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of the Annual Report for the year ended August 31, 2013 for detailed information.

Interest income, net. Interest income (expense), net consists of interest income and interest expense. Interest income represents interest earned from our cash, cash equivalents and/or short-term investments deposited with commercial banks in the United States and Taiwan. As of August 31, 2013 and 2012, we had cash and cash equivalents of $36.3 million and $47.2 million, respectively, and as of August 31, 2012, we also had short-term investments of $8.8 million, which consisted of time deposits with initial maturity of greater than three months. Interest expense consists primarily of interest on our long-term borrowings and/or short-term lines of credit with certain banks in Taiwan. As of August 31, 2013 and 2012, we had long-term debt totaling $8.5 million and $5.9 million as of August 31, 2013 and 2012, respectively, and as of August 31, 2012, we also had short-term credit facilities of $1.6 million.

Other income, net. Other income (expense), net consists primarily of rental income from the lease back of second floor of our Hsinchu building to the original owner, net of related depreciation charge, and income recognized from the assignment of 13 patents to China SemiLEDs, which has been deferred and recognized over the life of the assigned patents.

Foreign currency transaction loss, net. The functional currency for certain of our consolidated and majority owned subsidiaries is in a currency other than U.S. dollars. For example, the functional currency for Taiwan SemiLEDs, Ning Xiang and certain other subsidiaries, is the NT dollar, and the functional currency for Xuhe Guangdian Co., Ltd. or Shenzhen SemiLEDs, is the Renminbi. Gains or losses on foreign currency transactions are recognized in our consolidated statements of operations as foreign currency transaction gains or losses. Certain purchase contracts for materials, supplies and equipment entered into by these subsidiaries are denominated in currencies other than NT dollars, mainly in U.S. dollars and to a lesser extent Japanese Yen. For our customers outside of Taiwan, these subsidiaries quote prices for our products and bill our customers in U.S. dollars, and record revenues and accounts receivable in NT dollars for such orders at the time of such sale based on our revenue recognition policies. Most of our sales to customers and purchases are on credit. Any changes in the exchange rates between the NT dollar, U.S. dollar, Japanese Yen and other currencies will result in our recognizing foreign currency transaction gains or losses, as the case may be, depending on the movement of the foreign exchange rates from the time when we record revenues and purchases, to the time we receive and make payment. We also have foreign currency transaction gains or losses from cash, cash equivalents and/or short-term investments, such as demand deposits and time deposits, held in currencies other than the functional currency of our non-U.S. subsidiaries that holds such deposits.

Provision for Income Taxes

United States tax treatment. We and our subsidiary, Helios Crew, are United States corporations and are therefore required to file federal income tax returns with the Internal Revenue Service as well as with certain applicable state tax authorities. As our operations in the United States have been minimal, we have not to date recorded nor paid any significant federal or state corporate income tax.

We have investments in controlled foreign corporations and affiliates, which under Subpart F of the United States Internal Revenue Code, or Subpart F, may under certain circumstances subject our investments in controlled foreign corporations and affiliates to taxation in the United States. Subpart F provides that United States corporations may be required to include in their income certain undistributed earnings of the foreign corporations and affiliates as though such earnings had been distributed currently. Subpart F applies only to United States shareholders (such as us) who hold an interest in a foreign corporation and affiliates that meet the definition of a "controlled foreign corporation." Under Section 957(a) of the United States Internal Revenue Code, a "controlled foreign corporation" means any foreign corporation if more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote, or (ii) the total value of the stock of such corporation, is owned by "United States Shareholders" on any day during the foreign corporation's taxable year.

Subpart F does not apply, however, to the income of a controlled foreign corporation generated from the sale of goods that are manufactured in its country of incorporation. Also, any income attributable to a controlled foreign corporation and its affiliates that is not engaged in a United States trade or business is generally not subject to United States taxation until its earnings are distributed, or the stock of the foreign corporation is disposed. All of our products are manufactured in Taiwan by Taiwan SemiLEDs, our wholly owned foreign subsidiary. Because Taiwan SemiLEDs conducts its manufacturing activities in Taiwan, the income or loss of Taiwan SemiLEDs is included in our consolidated financial statements, but is not considered taxable income for United States taxation purposes pursuant to Section 954(d)(1)(A) of the United States Internal Revenue Code. This generally enables a United States taxpayer, such as us, to indefinitely defer United States taxation on the profits earned by its controlled foreign corporations and affiliates by retaining the earnings in such entities. We do not currently have any plans to repatriate any of our retained earnings from any of our controlled foreign subsidiaries or affiliates and we do not currently have any plans to declare or pay any dividends from such entities.

It has been reported, however, that the current presidential administration in the United States may seek to modify the rules governing taxation of controlled foreign corporations and affiliates and any such changes may result in our having to pay applicable taxes in the United States on income earned by such entities in the future.

Taiwan tax treatment. The corporate income tax rate in Taiwan is 17%. Corporate income taxes payable, however, are subject to an alternative minimum tax. The Taiwan government enacted the Taiwan Alternative Minimum Tax Act, or the AMT Act, on January 1, 2006. Under the AMT Act, a taxpayer must pay the higher of its taxable income multiplied by the corporate income tax rate or the alternative minimum tax, or AMT. In calculating the AMT amount, the taxpayer must include income that would otherwise be exempt from taxation pursuant to various tax holidays or investment tax credits, other than certain exemptions or tax credits that have been grandfathered for the purposes of calculating AMT. The AMT rate for business entities is 10%. Beginning in our fiscal 2014, the AMT rate has been increased to 12%. In addition to the statutory corporate taxes payable, or the AMT, corporate taxpayers in Taiwan are subject to an additional 10% tax on distributable retained earnings (after statutory legal reserves) to the extent that such earnings are not distributed prior to the end of the subsequent year. This undistributed earnings surtax is determined in the subsequent year when the distribution plan relating to earnings attributable to the prior year is approved by a company's stockholders and is payable in the subsequent year. Because most of our subsidiaries in Taiwan incurred losses before income tax for both our fiscal year 2013 and 2012, we are not likely pay such taxes on undistributed earnings.

Taiwan SemiLEDs enjoys tax credits of up to 20% under the Statute for Upgrading Industries for its investments in township areas in Taiwan with limited resources or with slow development. Such tax credits can be applied over a period of four years and will expire in our fiscal year ending August 31, 2014. Certain of our consolidated and majority owned subsidiaries in Taiwan are entitled to certain tax credits under the Statute for Industrial Innovation. A Taiwan company is entitled to apply for a tax credit of up to 15% of the aggregate amount invested in research and development if the amount of such credit does not exceed 30% of its income tax payable for that year. Any unused credit cannot be carried over to later years.

Prior to our fiscal 2013, Taiwan SemiLEDs was entitled to certain tax exemption under the Statute for Upgrading Industries for income attributable from the use of equipment that we previously purchased to manufacture blue and green LED wafers and LED chips funded in whole or in part by proceeds from its initial capital investments and subsequent capital increases. Such tax exemption was available either to the shareholder of Taiwan SemiLEDs or, if we so determine, to Taiwan SemiLEDs itself. In addition, certain of our consolidated and majority owned subsidiaries in Taiwan were entitled to certain tax incentives under the Statute for Upgrading Industries for research and development expenses, employee training expenses and investments in automation equipment and technology. Both the tax exemption and tax credits had expired in our fiscal 2013.

As of August 31, 2013, we had total foreign net operating loss carryforwards of $57.4 million, arising primarily from certain of our consolidated and majority owned subsidiaries in Taiwan, which will begin expiring in various amounts beginning in our fiscal 2014. Pursuant to the Taiwan Income Tax Act, as amended in January 2009, net operating loss carryforwards can be carried forward for a period of ten years.

In addition, in accordance with the Taiwan Income Tax Act, dividends distributed by companies incorporated in accordance with the Taiwan Company Act shall be deemed as income derived from sources in Taiwan and income taxes shall be levied on the shareholders receiving such dividends. In the event that a Taiwan incorporated company distributes dividends to its foreign shareholders, it will be required to withhold tax payable by the foreign shareholders at the time of payment at a rate of 20% or a lower tax treaty rate if applicable. Therefore, dividends received from our subsidiaries in Taiwan, if any, will be subjected to withholding tax under Taiwan law.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests. Noncontrolling interests represented a 49% of equity interest in Ning Xiang since the date of our acquisition in August 2011, which was reduced to 34% beginning in April 2013, as we acquired an additional 15% interest in Ning Xiang. The noncontrolling interests in Ning Xiang are reported in the consolidated statements of operations as part of consolidated net income (loss) and in the consolidated balance sheets as part of equity. Net loss attributable to noncontrolling interests represents the share of the net loss of Ning Xiang held by the noncontrolling holders.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory Valuation

Inventories consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. We determine cost using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, direct labor and an allocated portion of our production overhead. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence and we write-down our inventory to its estimated net realizable value based upon assumptions about future demand and market conditions. Our estimation of future demand is primarily based on the backlog of customer orders as of the balance sheet date and projections based on our actual historical sales trends and customers' demand forecast. We also write-down items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. Once written down, inventories are carried at this lower amount until sold or scrapped. Provisions for inventory write-downs are included in our costs of revenues in the consolidated statements of operations. There is significant judgment involved with the estimates of excess and obsolescence and if our estimates regarding customer demand or other factors are inaccurate or actual market conditions or technological changes are less favorable than those estimated by management, additional future inventory write-downs may be required that could adversely affect our operating results.

Inventory write-downs to estimated net realizable values during the years ended August 31, 2013 and 2012 were $3.2 million and $3.1 million, respectively. A majority of our inventory write-downs during the years ended August 31, 2013 and 2012 was related to finished goods and work in process, primarily as a result of a decline in the average selling prices. We evaluated our inventories on an individual item basis. For our finished goods and work in process, if the estimated net realizable value for an inventory item, which is the estimated selling price in the ordinary course of business, less reasonably predicable costs to completion and disposal, is lower than its cost, the specific inventory item is written down to its estimated net realizable value. Market for raw materials is based on replacement cost.

Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of our estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of our ability to collect on customer accounts receivables. We regularly review the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. In cases where we are aware of circumstances that may impair a specific customer's ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is judgment involved with estimating our allowance for doubtful accounts and if the financial condition of our customers were to deteriorate, resulting in their inability to make the required payments, we may be required to record additional allowances or charges against revenues. Charges to bad debt expense (including related parties) during the years ended August 31, 2013 and 2012 were $1.1 million and $1.4 million, respectively. The bad debt expense in fiscal 2012 represents impairment of the accounts and notes receivable from China SemiLEDs. The bad debt expense in fiscal 2013 relates to several customers experiencing deteriorating business conditions and/or financial difficulties. We have ceased making sales to these customers and initiated legal action on certain of these customers to attempt to collect the amounts due.

Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions. Significant management judgment is required in determining our income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or when loss or credit carryforwards are utilized. Realization of these deferred tax assets is dependent on our ability to earn future taxable income against which these deductions, losses and credits can be utilized. Therefore, we assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, a valuation allowance is established. These estimates and judgments about our future taxable income are based on assumptions that are consistent with our future plans. A net cumulative loss in recent years is a significant piece of negative evidence in determining the realization of the benefits of deferred tax assets. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

As of August 31, 2013 and 2012, we recognized full valuation allowances of $34.0 million and $22.5 million, respectively, on our net deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and foreign income tax credit carryforwards. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a full valuation allowance against our deferred tax assets as of both August 31, 2013 and 2012. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

As of August 31, 2013, we had U.S. federal net operating loss carryforwards of $8.3 million and state net operating loss carryforwards of $0.5 million, which will begin expiring in various amounts beginning in our fiscal 2025 and fiscal 2017, respectively. Utilization of these net operating losses carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code of 1986, as amended, and state and local tax laws if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future.

As of August 31, 2013, we had total foreign net operating loss carryforwards of $57.4 million and foreign income tax credit carryforwards of $1.6 million, arising primarily from certain of our consolidated and majority owned subsidiaries in Taiwan, both of which will begin expiring in various amounts beginning in our fiscal 2014. Pursuant to the Taiwan Income Tax Act, as amended in January 2009, net operating losses carryforwards can be carried forward for a period of ten years.

Useful Life of Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. We make estimates of the useful life of our property, plant and equipment in order to determine depreciation expense to be recorded each reporting period based on similar assets purchased in the past and our historical experience with such similar assets, as well anticipated technological or market changes. The estimated useful life of our property, plant and equipment directly impacts the timing of when our depreciation expense is recognized. There is significant judgment involved with estimating the useful lives of our property, plant and equipment, and a change in the estimates of such useful lives could cause our depreciation expense in future periods to increase significantly. There have been no changes in the estimates of the useful life of our property, plant and equipment in any of the last two years.

Impairment of Long-lived Assets

We follow provisions included in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification 360-10-35, or ASC 360-10-35, "Property, Plant and Equipment—Overall—Subsequent Measurement—Impairment or Disposal of Long-Lived Assets," in determining whether the carrying amount of any of our long-lived assets, including property, plant and equipment and intangible assets, excluding goodwill, is impaired. The ASC 360-10-35 test is a three-step test for assets that are "held and used," as defined in ASC 360-10-35. First, we determine whether indicators of impairment are present. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the forecast for a product, changes in technology or in the way an asset is being used, a history of negative operating cash flow, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. Second, if we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows expected to be generated from the use and eventual disposal of the potentially impaired assets are less than the carrying amount. Third, if such estimated undiscounted cash flows do not exceed the carrying amount, we estimate the fair value of the asset and record an impairment charge if the carrying amount is greater than the fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisers, as considered necessary. We group our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are generated, or an asset group. We determined that we have two asset groups for impairment testing purposes, one of which is associated with the manufacture and sale of LED chips and LED components, and the other is associated with our Ning Xiang subsidiary, which is engaged in the manufacture and sale of lighting fixtures and systems.

In the fourth quarter of fiscal 2012, due to a continued slowdown in demand for our LED products and competitive pricing pressure, we experienced significant revenue declines and negative gross margins from our expectation. The decrease in customer demand was primarily due to delays in the adoption of our new LED products launched in the fourth quarter of fiscal 2012. We originally expected qualifications by our existing customers and potential customers in about six to nine months of launch. Such delays negatively impacted our sales and results of operations. Our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. We determined that triggering events had occurred requiring us to review our long-lived assets associated with the manufacture and sale of LED chips and LED components, which had a total carrying amount of $54.0 million as of August 31, 2012, for impairment in accordance with ASC 360-10-35. Based on our assessment, the total estimated undiscounted future net cash flows expected to be received from such asset group were less than its carrying amount. We developed the expected future net cash flows based on company-specific assumptions established using historical data and internally developed estimates as part of our long-term planning process, and adjusted them as appropriate to take into account the highest and best use of the long-lived assets from the perspective of market participants in measuring fair value. Significant estimates and assumptions used in developing the future net cash flows expected to be generated by the market participants included an assumed annual sales price decline of 10% and a utilization rate of 100% for the principal long-lived tangible assets. We determined the fair value of these long-lived assets to be $46.5 million based on the present value of expected future net cash flows discounted at the weighted average cost of capital of 13.0%, taking into consideration a third-party independent valuation for the fair value of individual machinery and equipment. Consequently, we recognized an impairment charge of $7.5 million for the year ended August 31, 2012 for these long-lived assets.

In fiscal 2013, we continued to experience declining sales, primarily due to reduced customer demand and intense competition within the LED industry, which caused us to underutilize a significant portion of our manufacturing facilities. These triggering events required us to re-assess the $45.1 million carrying amount of these long-lived assets for potential further impairment. We revised the expected future net cash flows based on company-specific assumptions established using historical data and internally developed estimates as part of our long-term planning process, and adjusted them as appropriate to take into account the highest and best use of the long-lived assets from the perspective of market participants in measuring fair value. Significant estimates and assumptions used in developing the future net cash flows expected to be generated by the market participants included an assumed sales price decline ranging from 12% to 16% and an average utilization rate of 71% for the principal long-lived tangible assets, which were revised to reflect the additional perceived risks from increased competition and pricing pressure, and evolving technological changes, within the LED industry. Based on our re-assessment, the total estimated undiscounted future net cash flows expected to be received from such asset group were less than its carrying amount during fiscal 2013. We determined the revised fair value of these long-lived assets to be $35.0 million based on the present value of the updated expected future net cash flows discounted at the weighted average cost of capital of 12.5% during fiscal 2013, taking into consideration a third-party independent valuation for the fair value of individual machinery and equipment. Consequently, we recognized a further impairment charge of $10.1 million for the year ended August 31, 2013 for these long-lived assets. The impairment charge was primarily related to machinery and equipment used in the manufacturing of LED epitaxial wafers and chips.

In the third quarter of fiscal 2013, in conjunction with the interim goodwill impairment test discussed below, we reviewed our long-lived assets associated with our Ning Xiang asset group, which consisted primarily of customer relationships intangible asset, for impairment. Based on our assessment, we determined the fair value of this customer relationships intangible asset was zero and consequently, we recognized a $0.9 million impairment charge during the year ended August 31, 2013. The impairment was primarily driven by our updated long-term financial forecasts, which reflected lower estimated near-term and longer-term revenues and profitability compared to estimates that we developed at the time of the acquisition in August 2011, primarily as a result of increased competition from a number of competitors, mainly companies based in China. Ning Xiang has historically derived a significant portion of its revenues from a limited number of large customers. The loss of, or a significant reduction in purchases by, one or more of its large customers, would negatively impact on its revenues. In addition, aggressive pricing pressure has also caused it to similarly reduce prices, accelerating the decline in gross margin of its products. We did not recognize any impairment charge on long-lived assets associated with our Ning Xiang subsidiary during the year ended August 31, 2012.

The estimates of future cash flows involve subjective judgments and represent our best estimate at each date of assessment about future developments, determined based on reasonable and supportable assumptions and projections taking into account past experience, as well as market data obtained from independent external sources. The use of different assumptions could increase or decrease the estimates of expected future cash flows and consequently, increase or decrease the related impairment charges. For example, if the average selling prices continue to decline beyond the assumptions used in our forecast of future cash flows expected to be generated by the asset groups, or if demand for our LED products does not grow as we anticipate, or if utilization rates are lower than anticipated, it is reasonably possible that the estimate of expected future cash flows may change in the near term resulting in the need to adjust our determination of fair value.

Impairment of Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We recognized goodwill in the amount of $1.1 million for the acquisition of a 51% equity interest in Ning Xiang in August 2011. All of the goodwill was assigned to the Ning Xiang reporting unit. In determining whether goodwill is impaired and measuring any loss resulting from the impairment, we first determine whether the fair value of the reporting unit is less than its carrying amount (including goodwill). The fair value of the reporting unit is determined using a discounted cash flows analysis. Second, if the fair value of the reporting unit does not exceed the carrying amount, we record an impairment loss for the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We perform an impairment test on goodwill annually on the first business day of August, or more frequently when a triggering event occurs between annual impairment tests.

In the third quarter of fiscal 2013, due to lower than expected revenue, profitability and cash flows reported by the Ning Xiang reporting unit for the nine months ended May 31, 2013, we determined that there were indicators of potential impairment, which required us to perform an interim impairment test on the Ning Xiang reporting unit goodwill as of May 31, 2013. We determined the fair value of the Ning Xiang reporting unit based on the present value of estimated future net cash flows using Level 3 inputs discounted at the weighted average cost of capital of Ning Xiang of 10%. We developed our expected future net cash flows based on historical data and internally developed estimates as part of our long-term planning process, which considered current and expected economic conditions and the updated strategic plan for the Ning Xiang reporting unit, and included a terminal value calculated using a long-term future growth rate of 3%, taking into consideration the assumptions that we believed a market participant would use in measuring fair value. Based on the impairment test performed, we concluded that the carrying amount of the Ning Xiang reporting unit goodwill exceeds its implied fair value of zero and, as a result, we recognized a goodwill impairment charge of $1.1 million during the year ended August 31, 2013. The decline in the implied fair value of the Ning Xiang reporting unit goodwill and the resulting impairment loss was primarily driven by our updated long-term financial forecasts, which reflected lower estimated near-term and longer-term revenues and profitability compared to estimates that we developed at the time of the acquisition in August 2011, as more fully described above. Other estimates and assumptions include sales, and costs and expenses. The updated estimates of future cash flows involve subjective judgments and represent our best estimate about future developments, determined based on reasonable and supportable assumptions and projections taking into account past experience, as well as market data obtained from independent external sources. The use of different estimates, assumptions and judgments could result in a significantly different estimate of the fair value for the Ning Xiang reporting unit. We did not recognize any impairment charge on such goodwill during the year ended August 31, 2012.

On July 31, 2013, we recognized goodwill on a newly acquired business in the amount of $0.1 million at that time.

Recovery of Investments in Unconsolidated Entities

We evaluate the recoverability of the carrying amount of our equity investments accounted for using the equity method and cost method when there is an indication of potential impairment. When an indication of potential impairment is present, we record a write-down of the equity investment if and when the amount of its estimated realizable value falls below carrying amount and we determine that this shortfall is other-than-temporary. Indications of a potential impairment that would cause us to perform this evaluation include, but are not necessarily limited to, an inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment or a quoted market price per share that remains significantly below our carrying amount per share for a sustained period of time. In determining whether a decline in the investment's estimated realizable value is other-than-temporary, we consider the length of time and the extent to which such value has been less than the carrying amount, the financial condition and prospects of the investee, and our ability and intent to retain our equity investment for a period of time sufficient to allow for any anticipated recovery in value. In the event that we determine that a decline in value is other-than-temporary, we recognize an impairment charge for the reduction in the value of the equity investment.

In the third quarter of fiscal 2013, we reviewed the operating performance and financial condition of HPO, an equity investment we account for using the cost method, based on the latest available financial statements of the investee and other publicly available information. We considered the extent and duration of time to which the fair value of the investment has been less than the carrying amount, the financial condition of the investee and prospect for recovery in the near term, and recognized an other-than-temporary impairment loss of $1.9 million on our investment in HPO during the year ended August 31, 2013. The fair value of the investment was determined based on our best estimate of the amount that could be realized from the investment, which considered the latest audited net asset value reported by the investee and events that have occurred after the investee's balance sheet date, including the issuance price for new common shares in a private placement. We believe the estimated fair value reflected the exit price from a market participant's perspective as of August 31, 2013. We did not recognize any impairment charges due to other-than-temporary declines in the value of our other equity investments during the years ended August 31, 2013 and 2012.

Exchange Rate Information

We are a Delaware corporation and, under SEC requirements, must report our financial position, results of operations and cash flows in accordance with U.S. GAAP. At the same time, our subsidiaries use the local currency as their functional currency. For example, the functional currency for Taiwan SemiLEDs is the NT dollar. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive income (loss) within equity. Income and expense accounts are translated at average exchange rates during the period. Any gains and losses from transactions denominated in currencies other than their functional currencies are recognized in the consolidated statements of operations as a separate component of other income (expense). Due to exchange rate fluctuations, such translated amounts may vary from quarter to quarter even in circumstances where such amounts have not materially changed when denominated in their functional currencies.

The translations from NT dollars to U.S. dollars were made at the exchange rates set forth in the statistical release of the Bank of Taiwan. On August 30, 2013, the exchange rate was 29.93 NT dollars to one U.S. dollar. On November 14, 2013, the exchange rate was 29.57 NT dollars to one U.S. dollar.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar			
	Average(1)	High	Low	Period-End
Fiscal 2011	29.53	32.04	31.26	29.01
Fiscal 2012	29.86	30.68	28.95	29.93
Fiscal 2013	29.57	30.20	28.95	29.93
September 2013	29.68	29.83	29.54	29.57
October 2013	29.41	29.51	29.36	29.40
November 2013 (through November 14, 2013)	29.47	29.59	29.40	29.57

(1) Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.

Results of Operations

The following table sets forth, for the periods presented, our consolidated statements of operations information. In the table below and throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the following consolidated statement of operations data for the years ended August 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The information contained in the table below should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8, Financial Statements and Supplementary Data, of this Annual

Report on Form 10-K. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Years Ended August 31,			
	2013		2012	
	$	% of Revenues	$	% of Revenues
	(in thousands)			
Consolidated Statement of Operations Data:				
Revenues, net	$ 17,967	100%	$ 29,299	100%
Cost of revenues	32,665	182%	34,901	119%
Gross loss	(14,698)	(82)%	(5,602)	(19)%
Operating expenses:				
Research and development	4,592	26%	7,443	25%
Selling, general and administrative	11,377	63%	14,300	49%
Impairment of long-lived assets	10,923	61%	7,507	26%
Goodwill impairment	1,077	6%	—	—
Provision for litigation settlement	—	—	1,500	5%
Total operating expenses	27,969	156%	30,750	105%
Loss from operations	(42,667)	(237)%	(36,352)	(124)%
Other income (expenses):				
Impairment loss on investment	(1,885)	(10)%	—	—
Equity in losses from unconsolidated entities, net	(249)	(1)%	(13,619)	(46)%
Interest income, net	11	0%	37	0%
Other income, net	213	1%	193	1%
Foreign currency transaction loss, net	(58)	0%	(208)	(1)%
Total other expenses, net	(1,968)	(11)%	(13,597)	(46)%
Loss before income taxes	(44,635)	(248)%	(49,949)	(171)%
Income tax expense	3	0%	—	—
Net loss	(44,638)	(248)%	(49,949)	(171)%
Less: Net loss attributable to noncontrolling interests	(914)	(5)%	(492)	(2)%
Net loss attributable to SemiLEDs stockholders	$(43,724)	(243)%	$(49,457)	(169)%

Year Ended August 31, 2013 Compared to Year Ended August 31, 2012

	Years Ended August 31,					
	2013		2012			
	$	% of Revenues	$	% of Revenues	Change $	Change %
			(in thousands)			
LED chips	$ 5,466	30%	$ 7,805	27%	$ (2,339)	(30)%
LED components	6,924	39%	14,820	50%	(7,896)	(53)%
Lighting products	4,170	23%	4,386	15%	(216)	(5)%
Other(1)	1,407	8%	2,288	8%	(881)	(39)%
Total revenues, net	17,967	100%	29,299	100%	(11,332)	(39)%
Cost of revenues	32,665	182%	34,901	119%	(2,236)	(6)%
Gross loss	$(14,698)	(82)%	$(5,602)	(19)%	$ (9,096)	162%

(1) Other includes primarily revenues attributable to the sale of epitaxial wafers, scraps and raw materials, and the provision of services.

Revenues, net

Our revenues decreased by 39% from $29.3 million for the year ended August 31, 2012 to $18.0 million for the year ended August 31, 2013. The $11.3 million decrease in revenues reflects a $7.9 million decrease in revenues attributable to sales of LED components, a $2.3 million decrease in revenues attributable to sales of LED chips, a $0.2 million decrease in revenues attributable to the sales of lighting products, and a $0.9 million decrease in other revenues.

Revenues attributable to the sales of our LED chips represented 30% and 27% of our revenues for the years ended August 31, 2013 and 2012, respectively. During the year ended August 31, 2013, the average selling price of our LED chips was 65% lower as compared to the year ended August 31, 2012, but volume of LED chips sold was 97% higher, primarily due to our decision to phase out and clear a significant volume of older generation inventory in our LED chips portfolio at discounted prices in a one-time sale. Our introduction of new EV LED chips had rendered such older inventory obsolete. This had created a temporary oversupply of our products in the market, which negatively impacted customer demand for our new EV LED chips. The decrease in the average selling price of LED chips reflected our sales of such older inventory, and also as a result of continued market downward pricing pressure. The decrease in revenues attributable to sales of LED chips was also due to our attempt to direct efforts to areas of business where we see the best opportunity for the most profitable sales of our LED chips, which included a focus on the UV LED market segment, de-emphasizing LED chips sales (but placing a greater emphasis on the sale of LED components) in selected markets where pricing pressure is significant, and pursuing new market opportunities such as camera flash lighting. This strategy, however, negatively impacted our revenues during the year ended August 31, 2013, primarily because we were unable to develop and expand our customer base and distribution channels in a timely manner, and because we did not obtain qualifications from certain of our existing customers and potential customers on our new EV LED chips and new business initiatives during fiscal 2013.

Revenues attributable to the sales of our LED components represented 39% and 50% of our revenues for the years ended August 31, 2013 and 2012, respectively. The decrease in revenues attributable to sales of LED components was primarily driven by reduced sales of a category of lower-priced LED components that we had previously sold in significant volume to distributor customers during the year ended August 31, 2012. As a result, the volume of LED components sold during the year ended August 31, 2013 was 68% lower, but the average selling price of LED components was 42% higher as compared to the year ended August 31, 2012, primarily due to a shift in our product mix to a reduced proportion of such lower-priced LED components, which offset in part the decline in the average selling price of other LED components we produce as a result of continued market downward pricing pressure.

Revenues attributable to the sales of lighting products represented 23% and 15% of our revenues for the years ended August 31, 2013 and 2012, respectively. The decrease in revenues attributable to the sales of lighting products was due to reduced sales reported by Ning Xiang, primarily as a result of increased competition from a number of competitors, mainly companies based in China, which led to a decrease in demand for its products from certain of its large customers. The decrease, however, was offset in part by project-based orders for LED lights products we received during the year ended August 31, 2013.

The decrease in other revenues was primarily due to lower sales of scrap.

Cost of Revenues

Our cost of revenues decreased by 6% from $34.9 million for the year ended August 31, 2012 to $32.7 million for the year ended August 31, 2013. The decrease in cost of revenues was primarily due to the reduced sales of lower-priced LED components during the year ended August 31, 2013, as more fully described above. The decrease was offset in part by a $1.1 million increase in excess capacity charges, primarily for our LED chips. Factory utilization was lower during the year ended August 31, 2013, primarily due to lower sales and our decision to work down our inventory levels for our LED chips.

Gross Loss

Our gross loss increased from a loss of $5.6 million for the year ended August 31, 2012 to a loss of $14.7 million for the year ended August 31, 2013. Our gross margin percentage was negative 82% for the year ended August 31, 2013, as compared to negative 19% for the year ended August 31, 2012, as a consequence of the reduction in revenues and excess capacity charge for our LED chips, as more fully described above, and inventory write-downs of $3.2 million and $3.1 million for the years ended August 31, 2013 and 2012, respectively.

Operating Expenses

	Years Ended August 31,					
	2013		2012			
	$	% of Revenues	$	% of Revenues	Change $	Change %
			(in thousands)			
Research and development	$ 4,592	26%	$ 7,443	25%	$(2,851)	(38)%
Selling, general and administrative	11,377	63%	14,300	49%	(2,923)	(20)%
Impairment of long-lived assets	10,923	61%	7,507	26%	3,416	46%
Goodwill impairment	1,077	6%	—	—	1,077	N/A
Provision for litigation settlement	—	—	1,500	5%	(1,500)	N/A
Total operating expenses	$27,969	156%	$30,750	105%	$(2,781)	(9)%

Research and development. Our research and development expenses decreased from $7.4 million for the year ended August 31, 2012 to $4.6 million for the year ended August 31, 2013. The decrease was primarily due to a $3.1 million decrease in materials and supplies used in research and development, primarily as a result of fewer ongoing research and development activities during the year ended August 31, 2013. In comparison, the amount of materials and supplies used during the year ended August 31, 2012 was higher, primarily due to our research and development activities to improve production yields, to enhance the brightness of our chips, to provide continued support of the migration to 4" wafers and to improve our products. The decrease, however, was offset in part by a $0.3 million increase in salaries, bonuses and other benefits, primarily due to our hiring of additional employees and reassigned employees from other functions to the research and development function.

Selling, general and administrative. Our selling, general and administrative expenses decreased from $14.3 million for the year ended August 31, 2012 to $11.4 million for the year ended August 31, 2013. The decrease was primarily attributable to a $2.0 million decrease in professional service expenses, a $0.5 million decrease in compensation to our directors (primarily stock-based compensation expenses), a $0.2 million decrease in salary-related expenses, a $0.1 million decrease in bad debt expense, and decreases in various other expenses including utilities, travel related expenses and advertisement of $0.4 million as a result of our cost reduction initiatives. The decreases, however, were offset in part by a $0.4 million loss on the write-off of equipment. During the year ended August 31, 2012, we incurred a higher professional service expenses for legal and advisory services primarily due to our defense of a patent infringement lawsuit involving Cree, which we settled in June 2012, and due to our hiring of outside consultants to assist primarily in compensation survey and internal control reporting. The compensation to our directors for the year ended August 31, 2012 was higher mainly due to the fact that we had four non-employee directors for the period from September 1, 2011 through February 6, 2012, and grant-date fair value of restricted stock units for awards made to the four directors on January 20, 2011 was also higher than awards to directors made on February 6, 2012 and February 6, 2013. The decrease in salary-related expenses (including stock-based compensation expenses) was primarily due to the termination of employment of several senior employees and executives during the year ended August 31, 2013, and as a result of attrition. Bad debt expense for the year ended August 31, 2012 was higher, primarily due to the impairment of the accounts and notes receivable from China SemiLEDs. The bad debt expense for the year ended August 31, 2013 reflected the write-off of receivables from several customers experiencing deteriorating business conditions and/or financial difficulties. We have ceased making sales to these customers and initiated legal action on certain of these customers to attempt to collect the amounts due.

Impairment of long-lived assets. We recognized a $10.9 million impairment charge for the year ended August 31, 2013, which consisted of a $10.1 million charge on our property, plant and equipment, and a $0.8 million charge on the intangible asset for customer relationships that arose from our acquisition of a 51% equity interest in Ning Xiang in August 2011, as compared to $7.5 million for the year ended August 31, 2012 on our property, plant and equipment. The impairment charges on our property, plant and equipment of $10.1 million and $7.5 million for the years ended August 31, 2013 and 2012, respectively, were related to machinery and equipment used primarily in the manufacturing of LED epitaxial wafers and chips. The charges stemmed primarily from significant revenue declines and negative gross margins, as well as a drop in our market capitalization. The impairment charge of $0.8 million for the year ended August 31, 2013 on the intangible asset for customer relationships stemmed primarily from our updated long-term financial forecasts that reflected a lower estimated near-term and longer-term revenues and profitability compared to estimates developed at the time of the acquisition in August 2011. These charges are more fully described in Note 3 in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report.

Goodwill impairment. We recognized a $1.1 million impairment loss during the year ended August 31, 2013 on goodwill that arose from our acquisition of a 51% equity interest in Ning Xiang in August 2011. All of the goodwill was assigned to the Ning Xiang reporting unit. The charge, which stemmed primarily from our updated long-term financial forecasts, is more fully described above and in Note 3 in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report.

Provision for litigation settlement. We recognized a $1.5 million provision for litigation settlement during the year ended August 31, 2012. The settlement payment agreed to with Cree was in line with the provision.

Other Income (Expenses)

	Years Ended August 31,			
	2013		2012	
	$	% of Revenues	$	% of Revenues
	(in thousands)			
Impairment loss on investment	$(1,885)	(10)%	$ —	—
Equity in losses from unconsolidated entities, net	(249)	(1)%	(13,619)	(46)%
Interest income, net	11	0%	37	0%
Other income, net	213	1%	193	1%
Foreign currency transaction loss, net	(58)	0%	(208)	(1)%
Total other expenses, net	$(1,968)	(11)%	$(13,597)	(46)%

Impairment loss on investment. We recognized a $1.9 million other-than-temporary impairment loss on our investment in HPO during the year ended August 31, 2013, as more fully described in Note 5 in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report.

Equity in losses from unconsolidated entities, net. We recognized net losses of $0.2 million from an unconsolidated entity for the year ended August 31, 2013, as compared to $13.6 million for the year ended August 31, 2012, primarily because we no longer recognize any portion of the net losses reported by China SemiLEDs subsequent to August 31, 2012.

Foreign currency transaction loss, net. We recognized net foreign currency transaction losses of $0.1 million and $0.2 million for the years ended August 31, 2013 and 2012, respectively, primarily due to the depreciation of the U.S. dollar against the NT dollar during both fiscal years from bank deposits held by Taiwan SemiLEDs in currency other than the functional currency of such subsidiary. The losses arising from the U.S. dollar denominated bank deposits during the year ended August 31, 2013 were offset in part by a net foreign currency transaction gain due to the depreciation of Japanese Yen against the NT dollar from a Japanese Yen denominated purchase contract for equipment entered into by Taiwan SemiLEDs.

Income Tax Expense

	Years Ended August 31,			
	2013		2012	
	$	% of Revenues	$	% of Revenues
	(in thousands)			
Income tax expense	$3	0%	$—	—

We recognized an insignificant amount of income tax expense, despite a loss before income taxes, for the year ended August 31, 2013, for a subsidiary company in Taiwan, which is subject to a corporate statutory income tax rate of 17%. We recorded a full valuation allowance as of August 31, 2013 on all deferred tax assets, which consisted primarily of net operating loss carryforwards and foreign investment loss, as a result of our assessment that it was unlikely we would be able to realize the benefits of these deferred tax assets.

We did not record any income tax expense for the year ended August 31, 2012, because we incurred losses before income tax for most of our subsidiaries for the fiscal year and provided a full valuation allowance on all deferred tax assets, which consist primarily of net operating loss carryforwards and foreign investment loss. Subsidiaries in Taiwan file their income tax returns separately.

Net Loss Attributable to Noncontrolling Interests

	Years Ended August 31,			
	2013		2012	
	$	% of Revenues	$	% of Revenues
	(in thousands)			
Net loss attributable to noncontrolling interests	$(914)	(5)%	$(492)	(2)%

We recognized net losses attributable to noncontrolling interests of $0.9 million and $0.5 million for the years ended August 31, 2013 and 2012, respectively, which was attributable to the share of the net losses of Ning Xiang held by the remaining noncontrolling holders. Noncontrolling interests represented a 49% of equity interest in Ning Xiang since the date of acquisition, and reduced to 34% beginning in April 2013.

Liquidity and Capital Resources

From our inception through the completion of our initial public offering in December 2010, we substantially satisfied our capital and liquidity needs from private sales of our convertible preferred stock and, to a lesser extent, from cash flow from operations, bank borrowings and credit lines. As a result of our initial public offering, we received net proceeds of $92.0 million, after deducting underwriting discounts and commissions of $7.2 million and offering-related expenses of $3.5 million. As of August 31, 2013 and 2012, we had cash and cash equivalents of $36.3 million and $47.2 million, respectively, which were predominately held in U.S. dollar denominated demand deposits, money market funds and time deposits, and as of August 31, 2012, we also had short-term investments of $8.8 million, which consisted of time deposits with initial maturity of greater than three months.

We have utilized operating lines of credit with certain banks to fulfill our short-term financing needs. We had the following credit facilities with certain banks which provided for approximately $3.0 million and $7.0 million in the aggregate borrowing capacity as of August 31, 2013 and 2012, respectively:

- An unsecured NT dollar denominated revolving credit facility providing for approximately $2.0 million in the aggregate as both of August 31, 2013 and 2012.
- A one-year Renminbi denominated loan agreement, which expired in July 2013, providing for approximately $5.0 million as of August 31, 2012. We had no amount outstanding under this credit facility as of both August 31, 2013 and 2012.
- A one-year NT dollar denominated revolving credit facility entered into by our majority owned subsidiary in May 2013 providing for approximately $1.0 million.

Total outstanding balances of these lines of credit were $0 and $1.6 million as of August 31, 2013 and 2012, respectively. The outstanding balance as of August 31, 2012 included a $1.1 million from an expired line of credit, which we paid off in October 2012. The outstanding balance as of August 31, 2012 under these lines of credit had maturity dates of six to eight months from the date of draw, one with a fixed interest rate of 1.8% per annum and one with a variable interest rate of 1.8% per annum. Total unused amounts on the remaining lines of credit were $3.0 million and $6.5 million as of August 31, 2013 and 2012, respectively.

In April 2013, our majority owned subsidiary entered into a one-year NT dollar denominated loan in the amount of $0.2 million with one of its shareholders to fulfill short-term financing needs. The loan had been fully drawn down. As of August 31, 2013, the amount due to the related party was recorded in other current liabilities.

Our long-term debt, which consisted of NT dollar denominated long-term notes, totaled $8.5 million and $5.9 million as of August 31, 2013 and 2012, respectively. These long-term notes carry variable interest rates, based on the annual time deposit rate plus a specific spread, which ranged from 1.9% to 2.0% per annum as of August 31, 2013, and 1.8% to 2.0% per annum as of August 31, 2012, are payable in monthly installments, and are secured by our property, plant and equipment. These long-term notes do not have prepayment penalties or balloon payments upon maturity.

- The first note payable requires monthly payments of principal and interest in the amount of $14 thousand over the 15-year term of the note with final payment to occur in May 2024 and, as of August 31, 2013, our outstanding balance on this note payable was approximately $1.6 million.
- The second note payable requires monthly payments of principal and interest in the amount of $29 thousand over the five-year term of the note with final payment to occur in August 2014 and, as of August 31, 2013, our outstanding balance on this note payable was approximately $0.3 million.
- The third note payable requires monthly payments of principal and interest in the amount of $28 thousand over the five-year term of the note with final payment to occur in May 2015 and, as of August 31, 2013, our outstanding balance on this note payable was approximately $0.6 million.
- The fourth note payable requires monthly payments of principal and interest in the amount of $19 thousand over the 15-year term of the note with final payment to occur in December 2025 and, as of August 31, 2013, our outstanding balance on this note payable was approximately $2.5 million.
- The fifth note payable, which we entered in January 2013 and had been fully drawn down, requires monthly payments of principal and interest in the amount of $114 thousand over the three-year term of the note with final payment to occur in July 2016 and, as of August 31, 2013, our outstanding balance on this note payable was approximately $3.5 million.

Property, plant and equipment pledged as collateral for our notes payable were $13.9 million and $9.9 million as of August 31, 2013 and 2012, respectively, and as of August 31, 2012, also for an outstanding balance under one of our lines of credit.

We have incurred significant losses since inception, including net losses attributable to SemiLEDs stockholders of $43.7 million and $49.5 million during the years ended August 31, 2013 and 2012, respectively. We believe that, based on our current level of operations and spending needs, our current level of cash and cash equivalents will satisfy our cash requirements for at least the next 12 months. However, if we are not able to generate positive cash flows from operations, we may need to consider alternative financing sources and seek additional funds through public or private equity financings or from other sources to support our working capital requirements or for other purposes. There can be no assurance that additional debt or equity financing will be available to us or that, if available, such financing will be available on terms favorable to us.

Cash Flows

The following summary of our cash flows for the periods indicated has been derived from our consolidated financial statements, which are included elsewhere in this Annual Report on Form 10-K (in thousands):

	Years Ended August 31,	
	2013	2012
Net cash used in operating activities	$(14,461)	$(15,771)
Net cash provided by (used in) investing activities	$ 2,180	$(20,533)
Net cash provided by (used in) financing activities	$ 1,024	$ (181)

Cash Flows Used In Operating Activities

Net cash used in operating activities for the years ended August 31, 2013 and 2012 was $14.5 million and $15.8 million, respectively. Cash used in operating activities in fiscal 2013 was $1.3 million lower, primarily due to decreases in cash used to pay for professional service expenses, to pay for materials and supplies used in production and research and development efforts, and to pay for salary-related expenses due to the termination of employment of several senior employees and executives in fiscal 2013. Cash used to pay for professional service expenses decreased, primarily as a result of our settlement of a patent infringement lawsuit involving Cree in June 2012. These decreases in cash used in operating activities were offset in part by a decrease in cash collected from customers primarily as a result of lower sales.

Cash Flows Provided By (Used In) Investing Activities

Net cash provided by investing activities for the year ended August 31, 2013 was $2.2 million, consisting primarily of the proceeds from the sales of short-term investments of $8.8 million and return of our investment in a joint venture entity, SS Optoelectronics Co., Ltd. of $0.3 million. These were offset in part by our $2.9 million investment in HPO, the purchases of $2.7 million in property, plant and equipment representing primarily the purchases of machinery and equipment, an initial partial payment of $0.9 million for the acquisition of an LED components production line, and payments for the development of intangible assets of $0.4 million.

Net cash used in investing activities for the year ended August 31, 2012 was $20.5 million, consisting primarily of the purchases of machinery and equipment, and payments for expanding and upgrading our manufacturing facilities of $11.6 million, and our investment in short-term investments of $8.8 million, which consisted of time deposits with initial maturities of greater than three months.

Cash Flows Provided By (Used In) Financing Activities

Net cash provided by financing activities for the year ended August 31, 2013 was $1.0 million, consisting primarily of proceeds from the issuance of long-term debt of $4.0 million, loan from a related party $0.2 million and employee exercises of stock options of $0.1 million, offset in part by payments on lines of credit and long-term debt in the aggregate amount of $3.1 million and cash paid to acquire an additional 15% interest in Ning Xiang of $0.2 million.

Net cash used in financing activities for the year ended August 31, 2012 was $0.2 million, consisting primarily of payments on long-term debt and lines of credit in the aggregate amount of $1.8 million, offset in part by proceeds from the draw down on lines of credit of $1.6 million.

Capital Expenditures

We had capital expenditures of $2.7 million and $11.6 million for the years ended August 31, 2013 and 2012, respectively. Our capital expenditures consisted primarily of the purchases of machinery and equipment, construction in progress, prepayments for our manufacturing facilities and prepayments for equipment purchases. We expect to continue investing in capital expenditures in the future as we expand our business operations and invest in such expansion of our production capacity as we deem appropriate under market conditions and customer demand.

Off-Balance Sheet Arrangements

As of August 31, 2013, we did not engage in any off-balance sheet arrangements. We do not have any interests in variable interest entities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SemiLEDs Corporation:

We have audited the accompanying consolidated balance sheets of SemiLEDs Corporation (the "Company") and subsidiaries as of August 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended August 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedules for the years ended August 31, 2013 and 2012 included herein. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. We did not audit the financial statements of Xurui Guangdian Co., Ltd. ("China SemiLEDs"), a 49 percent owned investee of the Company, as of and for the year ended August 31, 2012. The Company's investment in China SemiLEDs as of August 31, 2012 has been reduced to zero, and its equity in losses of China SemiLEDs was $13.4 million for the year ended August 31, 2012. The financial statements of China SemiLEDs as of and for the year ended August 31, 2012 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for China SemiLEDs, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The report of the other auditors on the August 31, 2012 financial statements of China SemiLEDs, presented herein, contains an explanatory paragraph that those financial statements have been prepared assuming that China SemiLEDs will continue as a going concern. However, China SemiLEDs has incurred net losses since its inception, has an accumulated deficit, and has also defaulted on certain bank loans. These conditions along with other matters raise substantial doubt about its ability to continue as a going concern.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SemiLEDs Corporation and subsidiaries as of August 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended August 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules for the years ended August 31, 2013 and 2012, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG

Taipei, Taiwan (the Republic of China)
November 26, 2013

Independent Auditor's Report

The Board of Directors and Shareholders
Xurui Guangdian Co., Ltd.:

We have audited the balance sheet of Xurui Guangdian Co., Ltd. as of August 31, 2012, and the related statements of operations, equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of Xurui Guangdian Co., Ltd.' s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Xurui Guangdian Co., Ltd. is not required to conduct, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Xurui Guangdian Co., Ltd.' s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xurui Guangdian Co., Ltd. as of August 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming that Xurui Guangdian Co., Ltd. will continue as a going concern. As discussed in Note 1 to the financial statements, Xurui Guangdian Co., Ltd. incurred a net loss of RMB 250.9 million during the year ended August 31, 2012 and, as of that date, Xurui Guangdian Co., Ltd.' s accumulated deficit was RMB 248.1 million. As further discussed in Note 13 to the financial statements, Xurui Guangdian Co., Ltd. defaulted on certain bank loans in October 2012. These conditions along with other matters as set forth in Note 13 raise substantial doubt about Xurui Guangdian Co., Ltd.'s ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ShineWing Certified Public Accountants

ShineWing Certified Public Accountants
Beijing, People's Republic of China
November 20, 2012

SEMILEDS CORPORATION

Consolidated Balance Sheets

(In thousands of U.S. dollars and shares, except par value)

	August 31, 2013	August 31, 2012
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 36,272	$ 47,228
Short-term investments	—	8,831
Accounts receivable, net of allowance for doubtful accounts of $1,616 and $577 as of August 31, 2013 and 2012, respectively	2,152	4,759
Accounts receivable from related parties, net of allowance for doubtful accounts $1,395 and $1,405 as of August 31, 2013 and 2012, respectively	120	157
Inventories	10,500	13,016
Prepaid expenses and other current assets	1,080	1,130
Total current assets	50,124	75,121
Property, plant and equipment, net	30,473	46,642
Intangible assets, net	1,379	1,552
Goodwill, net	59	1,072
Investments in unconsolidated entities	2,275	1,821
Other assets	1,395	1,326
TOTAL ASSETS	$ 85,705	$127,534
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Notes payable to banks	$ —	$ 1,585
Current installments of long-term debt	2,294	967
Accounts payable	3,534	5,768
Accrued expenses and other current liabilities	6,825	4,969
Deferred income, current portion	51	51
Total current liabilities	12,704	13,340
Long-term debt, excluding current installments	6,169	4,953
Deferred income, net of current portion	339	390
Total liabilities	19,212	18,683
Commitments and contingencies (Note 7)		
EQUITY:		
SemiLEDs stockholders' equity		
Common stock, $0.0000056 par value—32,143 shares authorized; 27,761 shares and 27,470 shares issued and outstanding as of August 31, 2013 and 2012, respectively	—	—
Additional paid-in capital	169,114	167,070
Accumulated other comprehensive income	5,557	5,179
Accumulated deficit	(108,155)	(64,431)
Total SemiLEDs stockholders' equity	66,516	107,818
Noncontrolling interests	(23)	1,033
Total equity	66,493	108,851
TOTAL LIABILITIES AND EQUITY	$ 85,705	$127,534

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Consolidated Statements of Operations

(In thousands of U.S. dollars and shares, except per share data)

	Years Ended August 31,	
	2013	2012
Revenues, net	$ 17,967	$ 29,299
Cost of revenues	32,665	34,901
Gross loss	(14,698)	(5,602)
Operating expenses:		
Research and development	4,592	7,443
Selling, general and administrative	11,377	14,300
Impairment of long-lived assets (Note 3)	10,923	7,507
Goodwill impairment (Note 3)	1,077	—
Provision for litigation settlement (Note 7)	—	1,500
Total operating expenses	27,969	30,750
Loss from operations	(42,667)	(36,352)
Other income (expenses):		
Impairment loss on investment (Note 5)	(1,885)	—
Equity in losses from unconsolidated entities, net	(249)	(13,619)
Interest income, net	11	37
Other income, net	213	193
Foreign currency transaction loss, net	(58)	(208)
Total other expenses, net	(1,968)	(13,597)
Loss before income taxes	(44,635)	(49,949)
Income tax expense	3	—
Net loss	(44,638)	(49,949)
Less: Net loss attributable to noncontrolling interests	(914)	(492)
Net loss attributable to SemiLEDs stockholders	$(43,724)	$(49,457)
Net loss per share attributable to SemiLEDs stockholders:		
Basic and diluted	$ (1.58)	$ (1.80)
Shares used in computing net loss per share attributable to SemiLEDs stockholders:		
Basic and diluted	27,630	27,414

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Consolidated Statements of Comprehensive Loss

(In thousands of U.S. dollars)

	Years Ended August 31,	
	2013	2012
Net loss	$(44,638)	$(49,949)
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments, net of tax of $0 for both periods	388	(1,851)
Comprehensive loss	$(44,250)	$(51,800)
Comprehensive loss attributable to noncontrolling interests	$ (904)	$ (540)
Comprehensive loss attributable to SemiLEDs stockholders	$(43,346)	$(51,260)

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Consolidated Statements of Changes in Equity

(In thousands of U.S. dollars and shares)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total SemiLEDs Stockholders' Equity	Non-Controlling Interests	Total Equity
	Shares	Amount						
BALANCE—September 1, 2011	27,285	$ —	$164,370	$ 6,982	$ (14,974)	$156,378	$1,573	$157,951
Issuance of common stock under equity incentive plans	185	—	73	—	—	73	—	73
Stock-based compensation	—	—	2,616	—	—	2,616	—	2,616
Proportionate share of investee's equity adjustment	—	—	11	—	—	11	—	11
Comprehensive loss:								
Foreign currency translation adjustments	—	—	—	(1,803)	—	(1,803)	(48)	(1,851)
Net loss	—	—	—	—	(49,457)	(49,457)	(492)	(49,949)
BALANCE—August 31, 2012	27,470	$ —	$167,070	$ 5,179	$ (64,431)	$107,818	$1,033	$108,851
Issuance of common stock under equity incentive plans	291	—	74	—	—	74	—	74
Stock-based compensation	—	—	2,020	—	—	2,020	—	2,020
Purchase of common shares in Ning Xiang from noncontrolling interests	—	—	(50)	—	—	(50)	(152)	(202)
Comprehensive income (loss):								
Foreign currency translation adjustments	—	—	—	378	—	378	10	388
Net loss	—	—	—	—	(43,724)	(43,724)	(914)	(44,638)
BALANCE—August 31, 2013	27,761	$ —	$169,114	$ 5,557	$(108,155)	$ 66,516	$ (23)	$ 66,493

See notes to consolidated financial statements.

SEMILEDS CORPORATION
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Years Ended August 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(44,638)	$(49,949)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,317	8,677
Goodwill impairment	1,077	—
Impairment of long-lived assets	10,923	7,507
Impairment loss on investment	1,885	—
Stock-based compensation expense	2,020	2,616
Bad debt expense	1,071	1,405
Provisions for inventory write-downs	3,226	3,148
Loss (gain) on disposal or write-off of property, plant and equipment	417	(125)
Equity in losses from unconsolidated entities, net	249	13,619
Income recognized on patents assignment	(51)	(51)
Changes in operating assets and liabilities, net of acquisition:		
Accounts receivable, net	1,650	(773)
Inventories	(579)	(445)
Prepaid expenses and other	43	369
Accounts payable	292	421
Accrued expenses and other current liabilities	(363)	(2,190)
Net cash used in operating activities	(14,461)	(15,771)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment, including interest capitalized	(2,716)	(11,569)
Sale of property, plant and equipment	—	218
Purchase of investments	(2,873)	—
Acquisition of business	(888)	—
Purchase of short-term investments	—	(8,831)
Payments for development of intangible assets	(429)	(368)
Proceeds from sales of short-term investments	8,831	—
Proceeds from return of investment in unconsolidated entity	250	—
Other investing activities, net	5	17
Net cash provided by (used in) investing activities	2,180	(20,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	74	73
Proceeds from line of credit	—	1,594
Payments on line of credit	(1,623)	(900)
Proceeds from long-term debt	4,024	—
Payments of long-term debt	(1,453)	(948)
Proceeds from loan from related party	204	—
Acquisition of noncontrolling interests	(202)	—
Net cash provided by (used in) financing activities	1,024	(181)
Effect of exchange rate changes on cash and cash equivalents	301	94
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,956)	(36,391)
CASH AND CASH EQUIVALENTS—Beginning of year	47,228	83,619
CASH AND CASH EQUIVALENTS—End of year	$ 36,272	$ 47,228
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 153	$ 129
Cash paid for income taxes	$ 17	$ 51
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Accrual related to property, plant and equipment	$ 511	$ 3,142
Accrual related to acquisition of business	$ 2,049	$ —

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements

Years Ended August 31, 2013 and 2012

1. Business

SemiLEDs Corporation ("SemiLEDs" or the "parent company") was incorporated in Delaware on January 4, 2005 and is a holding company for various wholly and majority owned subsidiaries. SemiLEDs and its subsidiaries (collectively, the "Company") develop, manufacture and sell high performance light emitting diodes ("LEDs"). The Company's core products are LED chips and LED components, but lighting products have also become an increasingly important part of the Company's business. A portion of the Company's business consists of the sale of contract manufactured LED products. The Company's customers are concentrated in a few select markets, including Taiwan, the United States, Russia and China.

As of August 31, 2013, SemiLEDs had seven wholly owned subsidiaries and a 66% equity interest in Ning Xiang Technology Co., Ltd. ("Ning Xiang"). The most significant of these consolidated subsidiaries is SemiLEDs Optoelectronics Co., Ltd. located in Hsinchu, Taiwan where a substantial portion of research, development, manufacturing, marketing and sales activities currently take place and where a substantial portion of the assets are held and located. In August 2011, the Company, through a wholly owned subsidiary, acquired 51% of the outstanding shares of Ning Xiang, which is engaged in the design, manufacture and sale of lighting fixtures and systems. In April 2013, SemiLEDs acquired an additional 15% of the outstanding shares of Ning Xiang, increasing its ownership interest from 51% to 66%.

SemiLEDs' common shares are listed on the NASDAQ Global Select Market under the symbol "LEDS" since December 8, 2010.

2. Summary of Significant Accounting Policies

Basis of Presentation—The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation—The consolidated financial statements include the accounts of SemiLEDs and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated during consolidation.

Investments in which the Company has the ability to exercise significant influence over the investee but not a controlling financial interest, are accounted for using the equity method of accounting and are not consolidated. These investments are in joint ventures that are not subject to consolidation under the variable interest model, and for which the Company: (i) does not have a majority voting interest that would allow it to control the investee, or (ii) has a majority voting interest but for which other shareholders have significant participating rights, but for which the Company has the ability to exercise significant influence over operating and financial policies. Under the equity method, investments are stated at cost after adding or removing the Company's portion of equity in undistributed earnings or losses, respectively. The Company's investment in these equity-method entities is reported in the consolidated balance sheets in investments in unconsolidated entities, and the Company's share of the income or loss of these equity-method entities, after the elimination of unrealized intercompany profits, is reported in the consolidated statements of operations in equity in losses from unconsolidated entities. When net losses from an equity-method investee exceed its carrying amount, the carrying amount of the investment is reduced to zero. The Company then suspends using

2. Summary of Significant Accounting Policies (Continued)

the equity method to provide for additional losses unless the Company has guaranteed obligations or is otherwise committed to provide further financial support to the equity-method investee. The Company resumes accounting for the investment under the equity method if the investee subsequently returns to profitability and the Company's share of the investee's income exceeds its share of the cumulative losses that have not been previously recognized during the period the equity method is suspended.

Investments in entities that are not consolidated or accounted for under the equity method are accounted for using the cost method. Under the cost method, investments are reported at cost on the consolidated balance sheets in investments in unconsolidated entities, and dividend income, if any, received is reported in the consolidated statements of operations in equity in losses from unconsolidated entities.

If the fair value of an equity-method or cost-method investment declines below its respective carrying amount and the decline is determined to be other-than-temporary, the investment will be written down to its fair value.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the collectibility of accounts receivable, inventory net realizable values, realization of deferred tax assets, valuation of stock-based compensation expense, the useful lives of property, plant and equipment and intangible assets, the recoverability of the carrying amount of property, plant and equipment, intangible assets, goodwill and investments in unconsolidated entities, the fair value of acquired tangible and intangible assets, income tax uncertainties, provision for potential litigation costs and other contingencies. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

Certain Significant Risks and Uncertainties—The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company's future financial position or results of operations, which risks and uncertainties include, among others: it has incurred significant losses over the last three fiscal years, any inability of the Company to compete in a rapidly evolving market and to respond quickly and effectively to changing market requirements, any inability of the Company to grow its revenue and/or maintain or increase its margins, it may experience fluctuations in its revenues and operating results, any inability of the Company to protect its intellectual property rights, claims by others that the Company infringes their proprietary technology, and any inability of the Company to raise additional funds in the future.

Concentration of Supply Risk—Some of the components and technologies used in the Company's products are purchased and licensed from a limited number of sources and some of the Company's products are produced by a limited number of contract manufacturers. The loss of any of these suppliers and contract manufacturers may cause the Company to incur transition costs to another supplier or contract manufacturer, result in delays in the manufacturing and delivery of the Company's products, or cause it to carry excess or obsolete inventory. The Company relies on a limited number of

2. Summary of Significant Accounting Policies (Continued)

such suppliers and contract manufacturers for the fulfillment of its customer orders. Any failure of such suppliers and contract manufacturers to perform could have an adverse effect upon the Company's reputation and its ability to distribute its products or satisfy customers' orders, which could adversely affect the Company's business, financial position, results of operations and cash flows.

Concentration of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable.

The Company keeps its cash, cash equivalents and short-term investments in demand deposits, time deposits with prominent banks of high credit quality and invests only in money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. As of August 31, 2013 and 2012, cash, cash equivalents and short-term investments of the Company consist of the following (in thousands):

	August 31,	
Cash, Cash Equivalents and Short-term Investments by Location	**2013**	**2012**
United States;		
Denominated in U.S. dollars	$18,631	$18,744
Taiwan;		
Denominated in U.S. dollars	16,158	34,477
Denominated in New Taiwan dollars	445	2,193
Denominated in other currencies	264	235
China (including Hong Kong);		
Denominated in U.S. dollars	345	376
Denominated in Renminbi	428	33
Denominated in H.K. dollars	1	1
Total cash, cash equivalents and short-term investments	$36,272	$56,059

The Company's revenues are substantially derived from the sales of LED products. A significant portion of the Company's revenues are derived from a limited number of customers and sales are concentrated in a few select markets. Management performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Management evaluates the need to establish an allowance for doubtful accounts for estimated potential credit losses at each reporting period. The allowance for doubtful accounts is based on the management's assessment of the collectibility of its customer accounts. Management regularly reviews the allowance by considering certain factors, such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

2. Summary of Significant Accounting Policies (Continued)

Customers that accounted for 10% or more of the Company's total net accounts receivable as of August 31, 2013 and 2012 consist of the following:

Customers	August 31, 2013	August 31, 2012
Customer A	19%	—
Customer B	10%	9%
Customer C	5%	15%
Customer D	—	11%

Only one customer accounted for 10% or more of the Company's total net revenues for the years ended August 31, 2013 and 2012, as follows (in thousands, except percentages):

	Years Ended August 31,			
	2013		2012	
Customer	Amount	% of Revenues	Amount	% of Revenues
Customer E	$143	1%	$7,176	24%

Net revenues generated from sales to the top ten customers represented 35% and 49% of the Company's total net revenues for the years ended August 31, 2013 and 2012, respectively.

The Company's revenues have been concentrated in a few select markets, including Taiwan, the United States, Russia and China. Net revenues generated from sales to customers in these markets, in the aggregate, accounted for 63% and 78% of the Company's total net revenues for the years ended August 31, 2013 and 2012, respectively. See Note 12 for additional information.

Cash and Cash Equivalents—The Company considers all highly liquid investment instruments purchased with initial maturities of three months or less to be cash equivalents.

As of August 31, 2013 and 2012, cash and cash equivalents of the Company consist of the following (in thousands):

Cash and Cash Equivalents	August 31, 2013	August 31, 2012
Cash;		
Cash and demand deposits	$31,257	$36,218
Cash equivalents;		
Time deposits	—	6,000
Money market funds	5,015	5,010
Total cash and cash equivalents	$36,272	$47,228

Short-term Investments—Short-term investments consist of time deposits with initial maturities of greater than three months but less than one year. As of August 31, 2012, the Company had $8.8 million in short-term investments and no such investments as of August 31, 2013.

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency—The Company's subsidiaries use the local currency as their functional currency. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive income (loss) within equity. Income and expense accounts are translated at average exchange rates during the period. Any gains and losses from transactions denominated in foreign currencies are recognized in the consolidated statements of operations as a separate component of other income (expense).

Inventories—Inventories consist of raw materials, work in process and finished goods and are stated at the lower of cost or market. Cost is determined using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, direct labor and an allocated portion of the Company's production overhead. The Company writes down excess and obsolete inventory to its estimated net realizable value based upon assumptions about future demand and market conditions. For finished goods and work in process, if the estimated net realizable value for an inventory item, which is the estimated selling price in the ordinary course of business, less reasonably predicable costs to completion and disposal, is lower than its cost, the specific inventory item is written down to its estimated net realizable value. Market for raw materials is based on replacement cost. Provisions for inventory write-downs are included in cost of revenues in the consolidated statements of operations. Once written down, inventories are carried at this lower cost basis until sold or scrapped.

Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation, amortization and impairment. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives, less estimated salvage values of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of property, plant and equipment are as follows:

Buildings and improvements	5 to 20 years
Machinery and equipment	2 to 10 years
Leasehold improvements	1 to 10 years
Other equipment	2 to 6 years

Major Maintenance Activities—The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

Intangible Assets—Intangible assets consist of patents, trademarks, acquired technology and customer relationships. Intangible assets are initially recognized at their respective acquisition costs. All of the Company's intangible assets have been determined to have finite useful lives and are, therefore, amortized using the straight-line method over their estimated useful lives:

Patents and trademarks	3 to 25 years
Acquired technology	4 to 5 years
Customer relationships	5 years

2. Summary of Significant Accounting Policies (Continued)

During the year ended August 31, 2013, the intangible asset for customer relationships arising from the acquisition of a 51% equity interest in Ning Xiang in August 2011 was written down to its fair value of zero before the end of its estimated useful life; see Note 3 for further details.

Goodwill—Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under step one, the fair value of the reporting unit is compared with its carrying amount (including goodwill). Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Management has determined to perform the annual impairment review of goodwill on the first business day of August, or more frequently when a triggering event occurs between annual impairment tests.

In the third quarter of fiscal 2013, the Company performed an interim goodwill impairment test and wrote down goodwill assigned to the Ning Xiang reporting unit to its implied fair value of zero; see Note 3 for further details. No impairment charge was recognized in the year ended August 31, 2012.

In July 2013, the Company recognized goodwill on a business acquisition in the amount of $59 thousand; see Note 4 for further details. All of the goodwill was assigned to the Company's reporting unit associated with the manufacture and sale of LED chips and LED components.

Impairment of Long-Lived Assets—Management evaluates the Company's long-lived assets, excluding goodwill, that consist of property, plant and equipment and intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying amount of the asset over the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisers, as considered necessary.

During the years ended August 31, 2013 and 2012, the Company recognized impairment charges of $10,072 thousand and $7,507 thousand, respectively, on its property, plant and equipment. During the year ended August 31, 2013, the Company also recognized an impairment charge of $851 thousand on its customer relationships intangible asset; see Notes 3 and 13 for further details.

Recovery of Investments in Unconsolidated Entities—Management evaluates the recoverability of the carrying amount of the Company's equity investments accounted for using the equity method and cost method when there is an indication of potential impairment. If the estimated realizable value of an equity investment falls below its carrying amount and management determines that this shortfall is

2. Summary of Significant Accounting Policies (Continued)

other-than-temporary, the carrying amount of such investment is written down to its estimated realizable value. In determining whether a decline in value is other-than-temporary, management considers the length of time and the extent to which such value has been less than the carrying amount, the financial condition and prospects of the investee, and the Company's ability and intent to retain the equity investment for a period of time sufficient to allow for any anticipated recovery in value.

During the year ended August 31, 2013, the Company recognized an other-than-temporary impairment loss of $1,885 thousand on its investment in High Power Optoelectronics, Inc. ("HPO"). As of August 31, 2012, the carrying amount of the Company's investment in Xurui Guangdian Co., Ltd. ("China SemiLEDs") was reduced to zero. See Note 5 for further details.

Income Taxes—The Company accounts for income taxes under the asset and liability method. As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax expense together with assessing temporary differences resulting from differing accounting treatment for items such as accruals and allowances that are not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities which are included in the Company's consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's consolidated statements of operations become deductible expenses under applicable income tax laws or when loss or credit carryforwards are utilized. Accordingly, realization of the deferred tax assets is dependent on the Company's ability to earn future taxable income against which these deductions, losses and credits can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the Company's deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period the change in the tax law was enacted.

Management assesses the likelihood that the Company's deferred tax assets will be recovered from future taxable income and, to the extent management believes that recovery is not more likely than not, a valuation allowance is established. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Stock-based Compensation—Compensation costs related to employee stock options and restricted stock units are based on the fair value of the options and stock units on the date of grant, net of estimated forfeitures. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model. The related stock-based compensation expense is generally recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options and stock units, or the vesting period of the respective options and stock units.

2. Summary of Significant Accounting Policies (Continued)

Research and Development Costs—Research and development costs are expensed as incurred. Research and development costs are presented as a separate line item in the consolidated statements of operations.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs totaled $212 thousand and $290 thousand for the years ended August 31, 2013 and 2012, respectively, are included in selling, general and administrative expenses in the consolidated statements of operations.

Segment Reporting—The Company uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Company's reportable segments. During the year ended August 31, 2012, the chief operating decision maker for the Company consisted of the Chief Executive Officer and the Chief Operating Officer. On August 28, 2012, the Company's Chief Operating Officer resigned and remained as an employee through October 16, 2012. During the year ended August 31, 2013, the Chief Executive Officer has been identified as the chief operating decision maker. The Company's chief operating decision maker regularly reviews consolidated assets and consolidated operating results prepared under U.S. GAAP for the enterprise as a whole when making decisions about allocating resources and assessing performance of the Company. Consequently, management has determined that the Company does not have any operating segments as defined in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 280-10-50-1, "Segment Reporting."

Deferred Rent—Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rental payments to be made during the original terms of the leases. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and, therefore, the rent expense will not equal the related cash payments. The difference between the actual cash payments and the straight-line expense is recorded as a deferred credit included in other current liabilities on the consolidated balance sheets. The deferred credit will ultimately be reduced to zero over the respective lease terms.

Shipping and Handling Costs—The Company includes costs from shipping and handling within cost of revenues in the period in which they are incurred.

Revenues Recognition—The Company recognizes revenues on sales of its products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. The Company obtains written purchase authorizations from its customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. Generally, the Company considers delivery to have occurred at the time of shipment as this is generally when title and risk of loss for the products will pass to the customer. The Company provides its customers with limited rights of return for non-conforming shipments and product warranty claims. Based on historical return percentages, which have not been material to date, and other relevant factors, the Company estimates its potential future exposure on recorded product sales which reduces product revenues in the consolidated statements of operations and reduces accounts receivable in the consolidated balance sheets. The Company also provides standard product warranties on its products, which generally range from three months to two

2. Summary of Significant Accounting Policies (Continued)

years. Management estimates the Company's warranty obligations as a percentage of revenues, based on historical knowledge of warranty costs and other relevant factors. To date, the related estimated warranty provisions have been insignificant.

Accounts Receivable—Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts is based on management's assessment of the collectibility of customer accounts. Management regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Charges to bad debt expense (including related parties) were $1,071 thousand and $1,405 thousand during the years ended August 31, 2013 and 2012, respectively.

Net Income (Loss) Per Share of SemiLEDs Common Stock—Basic net income (loss) per share is computed by dividing net income (loss) attributable to SemiLEDs stockholders by the weighted average number of shares of common stock outstanding during the period. Net income (loss) attributable to SemiLEDs stockholders is determined by allocating undistributed earnings as if all of the earnings for the period had been distributed. Diluted net income (loss) per share is computed by using the weighted-average shares of common stock outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options and unvested restricted stock units using the treasury stock method.

Noncontrolling Interests—Noncontrolling interests arise from the acquisition of a 51% equity interest in Ning Xiang in August 2011. Noncontrolling interests are classified in the consolidated statements of operations as part of consolidated net income (loss) and the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of equity. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

In April 2013, SemiLEDs acquired an additional 15% of the outstanding shares of Ning Xiang for cash consideration of $202 thousand, increasing its ownership interest from 51% to 66%. As a result, the difference between the consideration paid and the adjustment to the carrying amount of the noncontrolling interests to reflect SemiLEDs' increased ownership interest in Ning Xiang was recorded as a reduction in additional paid-in capital. Transactions with noncontrolling interests had the following effect on equity attributable to SemiLEDs stockholders (in thousands):

	Year Ended August 31, 2013
Net loss attributable to SemiLEDs stockholders	$(43,724)
Transfers to noncontrolling interests:	
Decrease in SemiLEDs additional paid in capital for purchase of common shares in Ning Xiang	(50)
Change from net loss attributable to SemiLEDs stockholders and transfer to noncontrolling interests	$(43,774)

Commitments and Contingencies—Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a

2. Summary of Significant Accounting Policies (Continued)

liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See Note 13 for further details.

Recent Accounting Pronouncements

Presentation of Comprehensive Income—Effective on September 1, 2012, the Company adopted the FASB Accounting Standards Update ("ASU") No. 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 increases the prominence of other comprehensive income in the financial statements. The Company has elected to present the components of net income and comprehensive income in two separate but consecutive financial statements. The Company adopted ASU No. 2011-05 retrospectively for all periods presented.

Presentation of Certain Unrecognized Tax Benefits—In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss, or tax credit carryforward, rather than as a liability, when: (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction; and (2) the entity intends to use the deferred tax asset for that purpose. The ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. This ASU is effective for the Company beginning in the first quarter of fiscal 2014. The Company has elected not to early adopt this ASU.

3. Balance Sheet Components

Inventories

Inventories as of August 31, 2013 and 2012 consist of the following (in thousands):

	August 31,	
	2013	2012
Raw materials	$ 2,193	$ 2,999
Work in process	3,865	4,065
Finished goods	4,442	5,952
Total	$10,500	$13,016

Inventory write-downs to estimated net realizable values for the years ended August 31, 2013 and 2012 were $3,226 thousand and $3,148 thousand, respectively.

Property, Plant and Equipment

Property, plant and equipment as of August 31, 2013 and 2012 consist of the following (in thousands):

	August 31,	
	2013	2012
Buildings and improvements	$ 14,510	$ 14,501
Machinery and equipment	67,109	64,267
Leasehold improvements	3,144	3,143
Other equipment	2,686	2,249
Construction in progress	1,028	2,546
Total property, plant and equipment	88,477	86,706
Less: Accumulated depreciation, amortization and impairment(1)	(58,004)	(40,064)
Property, plant and equipment, net	$ 30,473	$ 46,642

(1) Includes impairment charges of $10,072 thousand and $7,507 thousand for the years ended August 31, 2013 and 2012, respectively.

Depreciation expense was $7,984 thousand and $8,324 thousand for the years ended August 31, 2013 and 2012, respectively.

In the fourth quarter of fiscal 2012, due to a continued slowdown in demand for the Company's LED products and competitive pricing pressure, the Company experienced significant a decline in revenues and negative gross margins. During the year ended August 31, 2013, the Company continued to experience declining sales, primarily due to reduced customer demand and intense competition within the LED industry, which caused the Company to underutilize a significant portion of its manufacturing facilities. The decrease in customer demand was primarily due to delays in the adoption of its new LED products launched in the fourth quarter of fiscal 2012. The Company's market

3. Balance Sheet Components (Continued)

capitalization had also fallen below its consolidated net book value based on the quoted market price of common stock for a sustained period of time. Based on these potential impairment indicators, management evaluated the recoverability of the Company's long-lived assets for impairment in fiscal 2012 and 2013. The carrying amount of the Company's asset group associated with the manufacture and sale of LED chips and LED components exceeded the expected future net undiscounted cash flows to be generated from this asset group. Consequently, the Company recognized impairment charges of $10,072 thousand and $7,507 thousand on its property, plant and equipment for the years ended August 31, 2013 and 2012, respectively, based on the present value of expected future net cash flows discounted at the weighted average cost of capital of 12.5% and 13.0% for fiscal 2013 and 2012, respectively, taking into consideration a third-party independent valuation for the fair values of individual machinery and equipment for both the fiscal years. The impairment charge was primarily related to machinery and equipment used in the manufacturing of LED epitaxial wafers and chips.

Property, plant and equipment pledged as collateral for the Company's notes payable were $13.9 million and $9.9 million as of August 31, 2013 and 2012, respectively, and as of August 31, 2012, also for an outstanding balance under one of the Company's lines of credit.

Intangible Assets

Intangible assets as of August 31, 2013 and 2012 consist of the following (in thousands):

	August 31, 2013			
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization and Impairment(2)	Net Carrying Amount
Patents and trademarks	15	$ 973	$ 161	$ 812
Acquired technology	5	719	152	567
Customer relationships	5	1,337	1,337	—
Total		$3,029	$1,650	$1,379

	August 31, 2012			
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and trademarks	17	$ 585	$146	$ 439
Acquired technology	4	167	101	66
Customer relationships	5	1,337	290	1,047
Total		$2,089	$537	$1,552

(2) Includes an impairment charge of $851 thousand on customer relationships for the year ended August 31, 2013.

3. Balance Sheet Components (Continued)

Amortization expense was $333 thousand and $354 thousand for the years ended August 31, 2013 and 2012, respectively.

In the third quarter of fiscal 2013, in conjunction with the interim goodwill impairment test discussed further below, management evaluated the recoverability of the long-lived assets of the Company's Ning Xiang asset group, which consists primarily of customer relationships intangible asset. The Company concluded this intangible asset no longer had any value and consequently recognized an impairment charge of $851 thousand, which represented the net carrying amount of this intangible asset at that time, during the year ended August 31, 2013. No impairment charge was recognized in the year ended August 31, 2012.

The estimated future amortization expense for the Company's intangible assets as of August 31, 2013 is as follows (in thousands):

Years Ending August 31,	Total
2014	$ 204
2015	172
2016	173
2017	173
2018	163
Thereafter	494
Total	$1,379

Goodwill

In the third quarter of fiscal 2013, due to a lower than expected revenue, profitability and cash flows reported by the Company's Ning Xiang reporting unit, management determined that there were indicators of potential goodwill impairment. After writing down the customer relationships intangible asset described above, management determined that the fair value of this reporting unit and concluded that the carrying amount of this reporting unit exceeded its fair value. Therefore, management determined the fair values of the underlying assets and liabilities within this reporting unit. Consequently, the implied fair value of goodwill was zero and, as a result, a goodwill impairment charge of $1,077 thousand was recognized during the year ended August 31, 2013. The fair value of the Ning Xiang reporting unit was determined based on the present value of expected future net cash flows discounted at the weighted average cost of capital of Ning Xiang of 10%. The primary circumstance leading to the impairment of customer relationships, as discussed above, and goodwill was due to management's updated long-term financial forecasts, which reflected lower estimated near-term and longer-term revenues and profitability compared to estimates developed at the time of the acquisition in August 2011. No impairment charge was recognized in the year ended August 31, 2012.

In July 2013, the Company recognized goodwill on a business acquisition in the amount of $59 thousand; see Note 4 for further details. All of the goodwill was assigned to the Company's reporting unit associated with the manufacture and sale of LED chips and LED components.

3. Balance Sheet Components (Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of August 31, 2013 and 2012 consist of the following (in thousands):

	August 31,	
	2013	2012
Accrued compensation and benefits	$2,080	$2,179
Payable related to acquisition of business	2,049	—
Accrued business expenses	640	592
Deferred rent	481	545
Taxes payable	288	286
Accrued professional service fees	279	325
Customer deposits	229	146
Other (individually less than 5% of total accrued expenses and other current liabilities)	779	896
Total	$6,825	$4,969

4. Acquisition of business

In July 2013, the Company, through a wholly owned subsidiary, entered into an agreement with several third parties to acquire an LED production business, which included certain contractual rights, intellectual property, equipment and assets related to the production of LED components, and assumed certain trade and business-related payables. Pursuant to such agreement, the Company entered into an assignment and assumption agreement dated July 31, 2013 to acquire certain equipment and patents used in the manufacturing of LED components, originally executed by one of the foregoing third parties. The acquisition provided the Company with a broader LED components portfolio, expanded LED components production and research and development capabilities.

Total cash consideration for the acquisition amounted to $2,921 thousand. As of August 31, 2013, the Company paid $888 thousand in the aggregate. The remaining balance is expected to be fully settled by November 30, 2013.

The acquisition was accounted for as a business combination using the acquisition method of accounting. Goodwill in the amount of $59 thousand was recognized and consists largely of expected synergies and assembled workforce acquired. All of the goodwill was assigned to the Company's reporting unit associated with the manufacture and sale of LED chips and LED components. None of the goodwill recognized is expected to be deductible for income tax purposes.

4. Acquisition of business (Continued)

The following table summarizes the consideration paid for the acquisition and the amounts of estimated fair value of assets acquired and liabilities assumed at the date of acquisition (in thousands):

	July 31, 2013
Current assets	$ 141
Equipment	2,223
Patents and acquired technology	551
Trademark	88
Current liabilities	(141)
Total identifiable net assets acquired	2,862
Goodwill	59
Total cash purchase price	$2,921

The fair value of the current assets acquired included trade receivable with a fair value of $35 thousand, all of which is expected to be collectible. The acquired intangible assets included patents and acquired technology of $551 thousand (5-year useful life) and trademark of $88 thousand (10-year useful life).

The Company recognized revenues of $33 thousand and net loss of approximately $71 thousand from the acquired business in the consolidated statement of operation for the year ended August 31, 2013. Management believes the preparation of pro forma financial information would be impractical because the Company did not acquire all of the assets and liabilities from the third parties, and the equipment and patents assumed by the Company were originally part of a larger entity, which was not operated as a separate, distinct business. These third parties did not maintain distinct and separate books, records and accounts for the portion of business and/or assets disposed of. Consequently, historical financial information for the acquired business was not available.

5. Investments in Unconsolidated Entities

The Company's ownership interest and carrying amounts of investments in unconsolidated entities as of August 31, 2013 and 2012 consist of the following (in thousands, except percentages):

	August 31, 2013		August 31, 2012	
	Percentage Ownership	Amount	Percentage Ownership	Amount
Equity method investments:				
SILQ (Malaysia) Sdn. Bhd. ("SILQ")	50%	$ 289	50%	$ 525
SS Optoelectronics Co., Ltd. ("SS Optoelectronics")	—	—	49%	248
China SemiLEDs	49%	—	49%	—
Cost method investments	Various	1,986	Various	1,048
Total investments in unconsolidated entities		$2,275		$1,821

5. Investments in Unconsolidated Entities (Continued)

There were no dividends received from unconsolidated entities through August 31, 2013.

Equity Method Investments

In September 2009, the Company, through a wholly owned subsidiary, contributed $570 thousand to form SILQ, a joint venture in Malaysia which is engaged in the design, manufacture and sale of lighting fixtures and systems. In April 2011, the Company participated in SILQ's capital increase and contributed $662 thousand. The Company and the other investor in the joint venture each hold a 50% ownership and voting interest in SILQ's common stock.

In December 2009, the Company contributed $14.7 million to acquire a 49% ownership interest in China SemiLEDs. China SemiLEDs has incurred significant losses since its inception. The carrying amount of the Company's investment in China SemiLEDs was reduced to zero as of August 31, 2012 as a result of the Company recognizing its proportionate share of the net loss reported by China SemiLEDs. Because the carrying amount of the Company's investment in China SemiLEDs had been reduced to zero as of August 31, 2012 and the Company has no obligation or intention to provide additional funding to China SemiLEDs, the Company has suspended using the equity method of accounting and will no longer amortize the excess of the Company's share of the net assets of China SemiLEDs over the carrying amount of this investment until its share of future income, if any, from China SemiLEDs is sufficient to recover its share of the cumulative losses that have not previously been recognized. As of August 31, 2012, the excess of the Company's share of the net assets of China SemiLEDs over the carrying amount of this investment was $4.6 million.

In September 2012, SS Optoelectronics was dissolved in accordance with its joint venture agreement and the Company received return of investment of $250 thousand.

The fair value of the Company's investments in the non-marketable stock of its equity method investees is not readily available. These investments, except for China SemiLEDs which had a zero carrying amount as of both August 31, 2013 and 2012, are assessed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

The following is a summary of the financial information for China SemiLEDs and the Company's other equity method investees (in thousands):

	August 31, 2012		
Summary Balance Sheet Information	China SemiLEDs	Others	Total
Current assets	$24,769	$1,411	$26,180
Noncurrent assets	42,633	508	43,141
Current liabilities	19,580	305	19,885
Noncurrent liabilities	38,485	—	38,485
Shareholders' equity	9,337	1,614	10,951

5. Investments in Unconsolidated Entities (Continued)

Summary Statement of Operations Information	Year Ended August 31, 2012		
	China SemiLEDs	Others	Total
Revenues, net	$ 837	$ 603	$ 1,440
Gross loss	(10,155)	(14)	(10,169)
Loss from operations	(34,269)	(472)	(34,741)
Net loss	(32,513)	(396)	(32,909)

In fiscal 2013, none of the Company's equity method investees, either individually or in the aggregate, was material in relation to the Company's financial position and results of operations.

Cost Method Investments

In October 2012, the Company acquired a 9.9% equity interest in HPO for total cash consideration of $2.9 million and had an option to increase its equity interest to more than 50% within one year of the acquisition. The fair values of the Company's cost method investments are not readily available. All cost method investments are assessed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. In the third quarter of fiscal 2013, management reviewed the operating performance and financial condition of HPO based on the latest available financial statements of the investee and other publicly available information. Management considered the extent and duration of time to which the fair value of the investment has been less than its carrying amount, the financial condition of the investee and the prospect for recovery in the near term, and recognized an other-than-temporary impairment loss of $1,885 thousand on its investment in HPO for the year ended August 31, 2013.

6. Indebtedness

Notes Payable to Banks

Notes payable to banks as of August 31, 2013 and 2012 consists of the following (in thousands):

	August 31,	
	2013	2012
Outstanding lines of credit	$ —	$1,585
Unused lines of credit	$3,003	$6,549

The balance outstanding as of August 31, 2012 had maturity dates of six to eight months from the date of draw, one with a fixed interest rate of 1.8% per annum and one with a variable interest rate of 1.8% per annum. Borrowings are secured by the Company's property, plant and equipment.

6. Indebtedness (Continued)

Long-term Debt

Long-term debt as of August 31, 2013 and 2012 consists of the following loans with a bank (in thousands):

	August 31, 2013	August 31, 2012
First note payable	$ 1,581	$1,712
Second note payable	344	681
Third note payable	600	892
Fourth note payable	2,460	2,635
Fifth note payable	3,478	—
Total long-term debt	8,463	5,920
Less: Current installments	(2,294)	(967)
Total long-term debt, excluding current installments	$ 6,169	$4,953

In January 2013, the Company entered into the fifth note payable agreement providing for approximately $4.1 million of borrowing capacity. The loan had been fully drawn down as of August 31, 2013.

The long-term notes in the table above carry variable interest rates, which ranged from 1.9% to 2.0% per annum as of August 31, 2013, and 1.8% to 2.0% per annum as of August 31, 2012, are payable in monthly installments, and are secured by the Company's property, plant and equipment. The interest rates are based on the annual time deposit rate plus a certain spread. The first note payable requires monthly payments of principal and interest in the amount of $14 thousand over the 15-year term of the note with final payment to occur in May 2024. The second note payable requires monthly payments of principal and interest in the amount of $29 thousand over the five-year term of the note with final payment to occur in August 2014. The third note payable requires monthly payments of principal and interest in the amount of $28 thousand over the five-year term of the note with final payment to occur in May 2015. The fourth note payable requires monthly payments of principal and interest in the amount of $19 thousand over the 15-year term of the note with final payment to occur in December 2025. The fifth note payable requires monthly payments of principal and interest in the amount of $114 thousand over the three-year term of the note with final payment to occur in July 2016. The notes do not have prepayment penalties or balloon payments upon maturity of the notes.

6. Indebtedness (Continued)

The scheduled principal payments for the Company's long-term debt as of August 31, 2013 consist of the following (in thousands):

Years Ending August 31,	Scheduled Principal Payments
2014	$2,294
2015	1,932
2016	1,162
2017	332
2018	338
Thereafter	2,405
Total	$8,463

7. Commitments and Contingencies

Operating Lease Agreements—The Company has several operating leases with unrelated parties, primarily for land, plant and office spaces in Taiwan, which were noncancellable and which expire at various dates between January 2014 and December 2020. As of August 31, 2013 and 2012, the Company maintained outstanding deposits for these leases in the amount of $165 thousand and $168 thousand, respectively, which were recorded as other long-term assets in the accompanying consolidated balance sheets. Lease expense related to these noncancellable operating leases was $848 thousand and $802 thousand for the years ended August 31, 2013 and 2012, respectively. Lease expense is recognized on a straight-line basis over the term of the lease.

The aggregate future noncancellable minimum rental payments for the Company's operating leases as of August 31, 2013 consist of the following (in thousands):

Years Ending August 31,	Operating Leases
2014	$1,138
2015	1,233
2016	1,185
2017	591
2018	245
Thereafter	218
Total	$4,610

Purchase Obligations—The Company had purchase commitments for property, plant and equipment in the amount of $3.2 million and $3.7 million as of August 31, 2013 and 2012, respectively.

Litigation—The Company is directly or indirectly involved from time to time in various claims or legal proceedings arising in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant

7. Commitments and Contingencies (Continued)

judgment required in assessing both the likelihood of an unfavorable outcome and whether the amount of loss, if any, can be reasonably estimated.

On July 10, 2013, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers and directors, styled as *Huard v. SemiLEDs Corporation, et al.*, alleging violations of the U.S. federal securities laws. On July 31, 2013, a second investor filed a complaint, styled as *Mohammad v. SemiLEDs Corporation, et al.* On September 30, 2013, the Court appointed Mohammad Yasir as lead plaintiff and Pomerantz Grossman Hufford Dahlstrom & Gross LLP as lead counsel. On November 15, 2013, the lead plaintiff filed its Amended Complaint, styled as *In re SemiLEDs Corporation Litigation*, Civil Action No. 1:13-cv-04776-DLC (S.D.N.Y.). The Amended Complaint alleges one count of violation of Section 10(b) of the Exchange Act and one count of violation of Section 20(a) of the Exchange Act, both arising out of alleged misstatements made by the Company and certain of its current and former officers and directors in connection with the Company's initial public offering and the Company's results in the first, second, and third quarter of 2011. Management believes that the Company has meritorious defenses and the Company intends to contest this lawsuit vigorously. In the opinion of management, the likelihood of an unfavorable outcome in the matters described above that would result in a material loss to the Company is less than probable, and the amount of potential losses for claims against the Company in the matters described above are not currently reasonably estimable.

The Company was involved in an intellectual property dispute with Cree, Inc. ("Cree"), a competitor and a major manufacturer of LED products, which commenced in October 2010. The Company and Cree executed a settlement agreement that was effective as of June 21, 2012 with respect to the amended complaint filed by Cree against the Company in the United States District Court of Delaware alleging that the Company had infringed certain of Cree's patents in the United States, and the Company's amended complaint against Cree alleging that Cree had infringed certain of the Company's patents. The settlement agreement provides for the dismissal of both complaints without prejudice. The Company also agreed to the entry of a permanent injunction that was effective October 1, 2012 that will preclude the Company from (and/or from assisting others in) making, using, importing, selling and/or offering to sell in the United States certain accused products and/or any device that includes such an accused product after that date and to payment of a settlement fee for past damages. All accused products sold before the date of settlement are released under this agreement and the Company's customers and distributors are specifically released as well. The Company recognized a $1.5 million provision for litigation settlement for this matter for the year ended August 31, 2012. The settlement payment was made in July 2012.

8. Stock-based Compensation

The Company currently has one equity incentive plan (the "2010 Plan"), which provides for awards in the form of restricted shares, stock units, stock options or stock appreciation rights to the Company's employees, officers, directors and consultants. Prior to SemiLEDs' initial public offering, the Company had another stock-based compensation plan (the "2005 Plan"), but awards are made from the 2010 Plan after the initial public offering. Options outstanding under the 2005 Plan continues to be governed by its existing terms.

8. Stock-based Compensation (Continued)

A total of 3,849 thousand shares of common stock was reserved for issuance under the 2005 Plan and 2010 Plan. As of August 31, 2013 and 2012, SemiLEDs had reserved 2,654 thousand and 2,945 thousand shares of common stock for issuance under the equity incentive plans.

During fiscal 2012, SemiLEDs granted a total of 829 thousand restricted stock units to the Company's executives and employees. These restricted stock units vest over four years at a rate of 25% on each anniversary of the vesting start date, subject to earlier expiration in the event of the holder's termination. The grant-date fair value of restricted stock units was equal to the closing price of the common stock on the grant date. In addition, in February 2012, SemiLEDs granted 31 thousand restricted stock units to its directors that vested 100% on February 6, 2013. The grant-date fair value of the restricted stock units was $3.27 per unit. Each restricted stock unit represents the contingent right to one share of SemiLEDs' common stock.

In September 2012, SemiLEDs granted options for 100 thousand shares of SemiLEDs' common stock to an executive officer of the Company. The options vest over four years at a rate of 25% on each anniversary of the vesting start date and the options have a contractual term of ten years, subject to earlier expiration in the event of the holder's termination. The exercise price of stock options of $1.72 was equal to the closing price of the common stock on the date of grant.

In February 2013, SemiLEDs granted 211 thousand restricted stock units to its directors that vest 100% on the earlier of the first anniversary of the vesting start date of February 6, 2013 and the date of the next annual meeting. The grant-date fair value of the restricted stock units was $0.71 per unit.

In April 2013, SemiLEDs granted 1,195 thousand restricted stock units to the Company's executives and employees. The restricted stock units vest over four years at a rate of 25% on each anniversary of the vesting start date of February 20, 2013, subject to earlier expiration in the event of the holder's termination. The grant-date fair value of the restricted stock units was $1.33 per unit.

Stock-based Compensation Expense

The total stock-based compensation expense consists of stock-based compensation expense for stock options and restricted stock units granted to employees, directors, nonemployees and also includes stock options to purchase SemiLEDs' common stock as part of an employment agreement related to the Company's acquisition of SBDI. A summary of the stock-based compensation expense for the years ended August 31, 2013 and 2012 are as follows (in thousands):

	Years Ended August 31,	
	2013	2012
Cost of revenues	$ 838	$ 952
Research and development	429	366
Selling, general and administrative	753	1,298
	$2,020	$2,616

Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. A forfeiture rate is estimated at

8. Stock-based Compensation (Continued)

the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. A forfeiture rate of zero is estimated for stock-based awards with vesting term that is less than or equal to one year from the date of grant.

There was no recognized stock-based compensation tax benefit for the years ended August 31, 2013 and 2012, as the Company recorded a full valuation allowance on net deferred tax assets as of August 31, 2013 and 2012.

Stock Options Awards

The grant date fair value of stock options is determined using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs including the trading price of SemiLEDs' common stock on the date of grant, the term that the stock options are expected to be outstanding, the implied stock volatilities of several of the Company's publicly-traded peers over the expected term of stock options, risk-free interest rate and expected dividend. The expected term is derived from historical data on employee exercises and post-vesting employment termination behavior after taking into account the contractual life of the award. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the related options. The expected dividend has been zero for the Company's option grants as SemiLEDs has never paid dividends and does not expect to pay dividends for the foreseeable future. Each of these inputs is subjective and generally requires significant judgment to determine.

The weighted-average assumptions for grants of options are summarized below:

	Years Ended August 31,	
	2013	2012
Dividend rate	0%	—
Risk-free interest rate	0.9%	—
Expected term (in years)	6.3	—
Expected volatility	54.5%	—

8. Stock-based Compensation (Continued)

A summary of the option activity and changes for the years ended August 31, 2013 and 2012 is presented below:

	Number of Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding—September 1, 2011	775	$ 8.20	8.5	$1,456
Granted	—	—		
Forfeited	(118)	11.64		
Exercised	(81)	0.86		
Outstanding—August 31, 2012	576	$ 8.54	7.6	$ 263
Granted	100	1.72		
Forfeited	(150)	7.69		
Exercised	(85)	0.87		
Outstanding—August 31, 2013	441	$ 8.76	7.2	$ 9
Vested and expected to vest—August 31, 2013	408	$ 8.89	7.1	$ 9
Exercisable—August 31, 2013	238	$ 8.34	6.4	$ 9

The aggregate intrinsic value of options exercised was $0.4 million and $0.3 million for the years ended August 31, 2013 and 2012, respectively, determined as of the date of option exercise.

As of August 31, 2013 and 2012, unrecognized compensation cost related to unvested stock options of $0.7 million and $1.3 million, respectively, is expected to be amortized on a straight-line basis over a weighted-average remaining period of 1.5 years and 2.3 years, respectively, and will be adjusted for subsequent changes in estimated forfeitures.

Restricted Stock Units Awards

The grant date fair value of stock units is based upon the market price of SemiLEDs' common stock on the date of the grant. This fair value is amortized to compensation expense over the vesting term.

8. Stock-based Compensation (Continued)

A summary of the restricted stock unit awards outstanding and changes for the years ended August 31, 2013 and 2012 is presented below:

	Number of Stock Units Outstanding	Weighted-Average Grant Date Fair Value
	(In thousands)	
Outstanding—September 1, 2011	317	$17.00
Granted	860	3.46
Vested	(127)	18.10
Forfeited	(120)	10.67
Outstanding—August 31, 2012	930	$ 5.15
Granted	1,406	1.24
Vested	(303)	5.99
Forfeited	(206)	3.55
Outstanding—August 31, 2013	1,827	$ 2.31

As of August 31, 2013 and 2012, unrecognized compensation cost related to unvested restricted stock unit awards of $3.4 million and $3.3 million, respectively, is expected to be recognized over a weighted average period of 2.5 years and 3.0 years, respectively, and will be adjusted for subsequent changes in estimated forfeitures.

9. Net Loss Per Share of Common Stock

The following stock-based compensation plan awards were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been anti-dilutive (in thousands of shares):

	Years Ended August 31,	
	2013	2012
Stock units and stock options to purchase common stock	958	631

10. Income Taxes

The Company's loss from continuing operations before income taxes is primarily derived from the operations in Taiwan and, therefore, income tax expense (benefit) attributable to income from continuing operations is primarily incurred in Taiwan.

The statutory income tax rate in Taiwan is 17%. An additional 10% corporate income tax is assessed on undistributed income for the entities in Taiwan, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to stockholders or the setting aside of legal reserve is finalized in the following year.

10. Income Taxes (Continued)

The Company's loss before income taxes for the years ended August 31, 2013 and 2012 consist of the following (in thousands):

	Years Ended August 31,	
	2013	2012
U.S. operations	$ (2,152)	$(17,361)
Foreign operations	(42,483)	(32,588)
Loss before income taxes	$(44,635)	$(49,949)

The components of income tax expense for the years ended August 31, 2013 and 2012 consist of the following (in thousands):

	Years Ended August 31,	
	2013	2012
Current:		
U.S. federal	$ —	$ —
U.S. state	—	—
Foreign	3	—
Total current	$ 3	$ —
Deferred:		
U.S. federal	$ —	$ —
U.S. state	—	—
Foreign	—	—
Total deferred	$ —	$ —
Total income tax expense	$ 3	$ —

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to loss before income taxes for the years ended August 31, 2013 and 2012 as a result of the following (in thousands):

	Years Ended August 31,	
	2013	2012
Computed "expected" income tax benefit	$(15,176)	$(16,983)
Foreign tax rate differential	3,683	2,487
Valuation allowance	11,534	14,089
Other	(38)	407
Income tax expense	$ 3	$ —

10. Income Taxes (Continued)

Net deferred tax assets (liabilities) as of August 31, 2013 and 2012 consist of the following (in thousands):

	August 31,	
	2013	2012
Deferred tax assets:		
Inventories, primarily due to inventory obsolescence and lower of cost or market provisions	$ 1,747	$ 1,810
Foreign income tax credit carryforwards	1,618	1,912
Allowance for doubtful accounts	527	362
Accruals and other	—	171
Property, plant and equipment	3,113	1,292
Stock-based compensation	706	651
Investments in unconsolidated entities	5,506	5,506
Net operating loss carryforwards	21,305	11,522
Total gross deferred tax assets	34,522	23,226
Less: Valuation allowance	(34,008)	(22,474)
Deferred tax assets, net of valuation allowance	$ 514	$ 752
Deferred tax liabilities:		
Property, plant and equipment	$ —	$ (25)
Intangible assets	(178)	(180)
Accruals and other	(336)	(547)
Total gross deferred tax liabilities	(514)	(752)
Net deferred tax assets	$ —	$ —

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company established full valuation allowances to offset the net deferred tax assets due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

10. Income Taxes (Continued)

As of August 31, 2013, unused net operating loss carryforwards and income tax credits were as follows (in thousands):

	August 31, 2013	Expiration Year
U.S. federal net operating loss carryforwards	$ 8,262	2025-2033
U.S. state net operating loss carryforwards	489	2017-2025
Foreign net operating loss carryforwards (expiring over the next 5 years)	4,119	2014-2018
Foreign net operating loss carryforwards (expiring in more than 5 years)	53,247	2019-2023
Foreign income tax credit carryforwards	1,618	2015
Total unused net operating loss carryforwards and income tax credits	$67,735	

Internal Revenue Code section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income that can be offset by net operating carryforwards after a change in control of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management believes that any limitation imposed by Section 382 should not have a significant impact on the utilization of its operating loss carryforwards against taxable income in future periods.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended August 31, 2013 and 2012 consist of the following (in thousands):

	Years Ended August 31,	
	2013	2012
Unrecognized benefit—beginning of year	$145	$ 330
Settlements of prior years tax positions	—	(185)
Unrecognized benefit—end of year	$145	$ 145

The entire amount of the unrecognized tax benefits would impact the Company's effective tax rate if recognized. The impact would be offset by an adjustment to the valuation allowance.

Accrued interest and penalties related to unrecognized tax benefits were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax years 2005 through 2012 remain open in most jurisdictions. Below is a summary of open tax years by major tax jurisdiction:

	Open Tax Year
U.S. federal	2005-2012
U.S. state	2005-2012
Foreign—Taiwan	2012

10. Income Taxes (Continued)

The Company is not currently under examination by income tax authorities in federal, state or foreign jurisdictions. The Company does not expect that the total amount of unrecognized tax benefits will change significantly within the next 12 months.

11. Related-Party Transactions

The following material related-party transactions were reported in the Company's consolidated statements of operations during the years ended August 31, 2013 and 2012 (in thousands):

		Years Ended August 31,	
Related Parties	**Transactions**	**2013**	**2012**
China SemiLEDs	Sales of goods	$ 11	$148
China SemiLEDs	Rendering of services	$ —	$260
China SemiLEDs	Purchase of goods	$301	$ —
China SemiLEDs	Income recognized on patents assignment	$ 51	$ 51

Goods were bought and sold and services were provided in the ordinary course of business at prices and on terms negotiated on an arm's length basis. Income from the assignment of 13 patents to China SemiLEDs pursuant to a patent assignment and license agreement entered into in March 2011 was initially deferred and is being amortized in other income over the life of the assigned patents.

As of August 31, 2013 and 2012, the Company had accounts receivable from China SemiLEDs arising from the sales of goods and provision of services, as described above, the payment of expenses on behalf of China SemiLEDs, and the sale of equipment during fiscal 2012 in the amount of $244 thousand, and notes receivable from short-term lines of credit extended to China SemiLEDs during fiscal 2012 in an aggregate amount of approximately $0.2 million, which China SemiLEDs had defaulted upon. Management evaluated the Company's ability to collect on these accounts and notes receivable from China SemiLEDs and recorded a charge to bad debt expense of $7 thousand and $1,405 thousand for the years ended August 31, 2013 and 2012, respectively. Amounts due from and to China SemiLEDs as of August 31, 2013 and 2012 were reported in the Company's consolidated balance sheets as follows (in thousands):

	August 31,	
	2013	**2012**
Accounts and notes receivable from related parties, net of allowance for doubtful accounts of $1,395 and $1,405 as of August 31, 2013 and 2012, respectively	$ —	$118
Other current liabilities	$ —	$ 65

In April 2013, a majority owned subsidiary entered into a one-year unsecured NT dollar-denominated loan in the amount of $0.2 million with one of its shareholders to fulfill short-term financing needs. Total outstanding balance was $0.2 million as of August 31, 2013. The loan bears a fixed interest rate of 3.0% per annum. Management believes that the terms of this transaction are at current market rates and would not have been any different had it been negotiated with an independent third party.

12. Product and Geographic Information

Revenues by products for the years ended August 31, 2013 and 2012 are as follows (in thousands):

	Years Ended August 31,	
	2013	2012
LED chips	$ 5,466	$ 7,805
LED components	6,924	14,820
Lighting products	4,170	4,386
Other(1)	1,407	2,288
Total	$17,967	$29,299

(1) Other includes primarily revenues attributable to the sale of epitaxial wafers, scrap and raw materials, and the provision of services.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenues by geographic area for the years ended August 31, 2013 and 2012 (in thousands):

	Years Ended August 31,	
	2013	2012
Taiwan	$ 5,332	$ 5,844
United States	2,552	4,068
Russia	1,639	9,300
China	1,411	2,127
Republic of Turkey	910	982
Hong Kong	381	1,619
Other (individually less than 5% of total net revenues)	5,742	5,359
Total	$17,967	$29,299

Tangible Long-Lived Assets

Substantially all of the Company's tangible long-lived assets are located in Taiwan.

13. Fair Value Measurements

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of August 31, 2013 and 2012 (in thousands):

	August 31, 2013		August 31, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$36,272	$36,272	$47,228	$47,228
Short-term investments	—	—	8,831	8,831
Receivables (including related parties)	2,272	2,272	4,916	4,916
Other assets (non-derivatives)	968	968	1,011	1,011
Financial liabilities:				
Notes payable to banks	—	—	1,585	1,585
Payables (including related parties)	9,842	9,842	10,156	10,156
Long-term debt (including current installments)	$ 8,463	$ 8,425	$ 5,920	$ 5,920

The fair values of the financial instruments shown in the above table as of August 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- Cash, cash equivalents, short-term investments, receivables and payables (including related parties) and notes payable to banks: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.
- Other assets (non-derivatives) include primarily value-added tax ("VAT") refund receivables, refundable deposits, and restricted time deposits. The fair value of VAT refund receivables approximates the carrying amount because of the short maturity. The fair value of refundable deposits and restricted time deposits with no fixed maturity is based on the carrying amount.
- Long-term debt: The fair value of the Company's variable rate long-term debt is estimated based on the prevailing market rate adjusted by the Company's credit spread.

13. Fair Value Measurements (Continued)

The following table presents assets that were measured at fair value on a nonrecurring basis as of August 31, 2013 (in thousands):

	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Long-lived assets	$35,045	$ —	$ —	$35,045	$10,072
Customer relationships	—	—	—	—	851
Total long-lived assets	35,045	—	—	35,045	10,923
Goodwill—Ning Xiang	—	—	—	—	1,077
Investment in non-marketable equity security—HPO	938	—	938	—	1,885
Total	$35,983	$ —	$938	$35,045	$13,885

Long-lived assets associated with the manufacture and sale of LED chips and LED components with a carrying amount of $45.1 million at August 31, 2013 were written down to their fair value of $35.0 million, resulting in an impairment charge of $10,072 thousand on property, plant and equipment for the year ended August 31, 2013. Management determined the fair value of the long-lived assets based on the present value of expected future net cash flows discounted at the weighted average cost of capital of 12.5%. Management developed the expected future net cash flows based on company-specific assumptions established using historical data and internally developed estimates as part of the Company's long-term planning process, and adjusted them as appropriate to take into account the highest and best use of the long-lived assets from the perspective of market participants in measuring fair value. Other significant estimates and assumptions used in developing the future net cash flows expected to be generated by the market participants included an assumed sales price decline ranging from 12% to 16% and an average utilization rate of 71% for the principal long-lived tangible assets, which were revised to reflect the additional perceived risks from increased competition and pricing pressure, and evolving technological changes, within the LED industry.

The intangible asset for customer relationships arising from the acquisition of a 51% equity interest in Ning Xiang with a carrying amount of $0.8 million at May 31, 2013 was written down to its fair value of zero, resulting in an impairment charge of $851 thousand for the year ended August 31, 2013. Management determined the fair value of customer relationships using the multi-period excess earnings method under the income approach. Under this approach, management estimated the future net cash flows expected to be generated from the customer relationships intangible asset, taking into consideration a customer attrition rate to future revenues expected to be generated from the Ning Xiang asset group to reflect the potential loss of some existing customers over time and the costs and expenses required to generate such revenues. Management estimated a customer attrition rate of 50% per year based on historical sales and customer data. Consequently, management concluded that this intangible asset no longer had any value because the future net cash flows attributable to this intangible asset were negative.

13. Fair Value Measurements (Continued)

Goodwill assigned to the Ning Xiang reporting unit with a carrying amount of $1.1 million at May 31, 2013 was written down to its implied fair value of zero, resulting in an impairment charge of $1,077 thousand the year ended August 31, 2013. The fair value of the Ning Xiang reporting unit was determined based on the present value of estimated future net cash flows discounted at the weighted average cost of capital of 10%. Management estimated future net cash flows using the reporting unit's internally developed estimates and included a terminal value calculated using a long-term future growth rate of 3% based on analysis of current and expected future economic conditions. Other estimates and assumptions included sales, and costs and expenses.

An impairment loss on the Company's investment in HPO was recognized based on the excess of the carrying amount over the estimated fair value. The fair value of the investment was determined based on management's best estimate of the amount that could be realized from the investment, which considered the latest audited net asset value reported by the investee and events that have occurred after the investee's balance sheet date, including the issuance price for new common shares in a private placement. Management believes the estimated fair value reflected the exit price from a market participant's perspective at August 31, 2013.

The following table presents assets that were measured at fair value on a nonrecurring basis as of August 31, 2012 (in thousands):

	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Property, plant and equipment	$46,450	$ —	$ —	$46,450	$7,507

Property, plant and equipment with a carrying amount of $54.0 million was written down to its fair value of $46.5 million, resulting in an impairment charge of $7.5 million for the year ended August 31, 2012. Management determined the fair value of the long-lived assets based on the present value of estimated future net cash flows discounted at the weighted average cost of capital of 13.0%. Management developed the expected future net cash flows based on company-specific assumptions established using historical data and internally developed estimates as part of the Company's long-term planning process, and adjusted them as appropriate to take into account the highest and best use of the long-lived assets from the perspective of market participants in measuring fair value. Other significant estimates and assumptions used in developing the future net cash flows expected to be generated by the market participants included an assumed annual sales price decline of 10% and a utilization rate of 100% for the principal long-lived tangible assets.

14. Quarterly Results of Operations (Unaudited)

The following tables set forth selected quarterly statement of operations data for each of the years ended August 31, 2013 and 2012 (in thousands, except per share data):

	Three Months Ended				
	November 30, 2012	February 28, 2013	May 31, 2013(1)	August 31, 2013(2)	Fiscal 2013
Revenues, net	$ 6,227	$ 4,830	$ 3,526	$ 3,384	$ 17,967
Cost of revenues	9,515	8,183	8,083	6,884	32,665
Gross loss	(3,288)	(3,353)	(4,557)	(3,500)	(14,698)
Operating expenses	4,886	3,654	5,245	14,184	27,969
Loss from operations	(8,174)	(7,007)	(9,802)	(17,684)	(42,667)
Impairment loss on investment	—	—	(1,885)	—	(1,885)
Net loss attributable to SemiLEDs stockholders	$(8,923)	$(5,991)	$(10,953)	$(17,857)	$(43,724)
Net loss per share attributable to SemiLEDs stockholders, basic and diluted	$ (0.28)	$ (0.22)	$ (0.40)	$ (0.64)	$ (1.58)

	Three Months Ended				
	November 30, 2011	February 29, 2012	May 31, 2012(3)	August 31, 2012(4)	Fiscal 2012
Revenues, net	$ 6,747	$ 7,905	$ 9,178	$ 5,469	$ 29,299
Cost of revenues	7,569	8,627	10,232	8,473	34,901
Gross loss	(822)	(722)	(1,054)	(3,004)	(5,602)
Operating expenses	5,594	5,068	6,928	13,160	30,750
Loss from operations	(6,416)	(5,790)	(7,982)	(16,164)	(36,352)
Equity in losses from unconsolidated entities, net	(1,526)	(1,176)	(2,173)	(8,744)	(13,619)
Net loss attributable to SemiLEDs stockholders	$(7,721)	$(7,114)	$(10,003)	$(24,619)	$(49,457)
Net loss per share attributable to SemiLEDs stockholders, basic and diluted	$ (0.28)	$ (0.26)	$ (0.36)	$ (0.90)	$ (1.80)

(1) Results for the third quarter of fiscal 2013 include an excess capacity charge of $2.2 million as a result of a decrease in customer demand, an inventory write-down of $1.1 million as a result of a decline in average selling prices, and impairment charges of $1.1 million on goodwill, $0.9 million on intangible asset for customer relationships and $1.9 million on investment in HPO.

(2) Results for the fourth quarter of fiscal 2013 include an excess capacity charge of $2.0 million as a result of a decrease in customer demand, an inventory write-down of $1.0 million as a result of a decline in average selling prices, and an impairment charge on property, plant and equipment of $10.1 million.

(3) Results for the third quarter of fiscal 2012 include an excess capacity charge of $1.6 million as a result of a decrease in customer demand, an inventory write-down of $0.7 million as a result of a decline in average selling prices, a provision for a potential litigation settlement associated with the

14. Quarterly Results of Operations (Unaudited) (Continued)

Cree litigation of $1.5 million, and the net loss reported by China SemiLEDs of $2.1 million. The increase in net loss reported by China SemiLEDs was primarily as a result of excess capacity charges and inventory valuation adjustments.

(4) Results for the fourth quarter of fiscal 2012 include an excess capacity charge of $2.0 million as a result of a decrease in customer demand, an inventory write-down of $0.8 million as a result of a decline in average selling prices, an impairment charge on property, plant and equipment of $7.5 million, a charge to bad debt expense of $1.4 million, and the Company's equity in the net loss reported by China SemiLEDs of $8.7 million. The increase in net loss reported by China SemiLEDs was primarily as a result of excess capacity charges, inventory valuation adjustments and an impairment charge on its long-lived assets.

15. Condensed Parent Company Only Financial Statements

As a holding company, dividends received from SemiLEDs' subsidiaries in Taiwan, if any, will be subject to withholding tax under Taiwan law, as well as statutory and other legal restrictions. The condensed parent company only financial information for SemiLEDs is presented below (in thousands):

	August 31,	
Condensed Balance Sheets	**2013**	**2012**
ASSETS		
Cash and cash equivalents	$18,631	$ 18,744
Prepaid expenses and other current assets	1,030	3,367
Intangible assets, net	68	73
Investments in subsidiaries	46,264	87,509
Investments in unconsolidated entities	714	714
TOTAL ASSETS	$66,707	$110,407
LIABILITIES AND EQUITY		
Accrued expenses and other current liabilities	$ 191	$ 2,589
Total equity	66,516	107,818
TOTAL LIABILITIES AND EQUITY	$66,707	$110,407

15. Condensed Parent Company Only Financial Statements (Continued)

Except for the litigation with Cree disclosed in Note 7, SemiLEDs had no other contingencies, long-term obligations and guarantees as of August 31, 2013 or August 31, 2012.

Condensed Statements of Operations	Years Ended August 31, 2013	Years Ended August 31, 2012
Operating expenses:		
Selling, general and administrative	$ 2,177	$ 2,534
Provision for litigation settlement (Note 7)	—	1,500
Loss from operations	(2,177)	(4,034)
Other income (expenses):		
Equity in losses from unconsolidated entities, net	—	(13,426)
Equity in losses from subsidiaries, net	(41,572)	(32,096)
Interest income	25	99
Total other expenses, net	(41,547)	(45,423)
Net loss	$(43,724)	$(49,457)

Condensed Statements of Cash Flows	Years Ended August 31, 2013	Years Ended August 31, 2012
Net cash provided by (used in):		
Operating activities	$ (187)	$ (999)
Investing activities	—	(55,678)
Financing activities	74	73
Net decrease in cash and cash equivalents	(113)	(56,604)
Cash and cash equivalents at beginning of year	18,744	75,348
Cash and cash equivalents at end of year	$18,631	$ 18,744

16. Subsequent Event

In November 2013, SemiLEDs acquired an additional 21% interest in Ning Xiang for cash consideration of $1.0 million, increasing its ownership interest from 66% to 87%. The acquisition of the additional interest in Ning Xiang is accounted for as an equity transaction.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, or CEO, and our chief financial officer, or CFO, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of August 31, 2013. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based upon the aforementioned evaluation, our CEO and CFO have concluded that, as of August 31, 2013, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our CEO and CFO concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP, as of August 31, 2013.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item with respect to directors and executive officers, audit committee and audit committee financial expert and our code of ethics is set forth under the heading "Proposal 1: Election of Directors" in the definitive Proxy Statement for the 2014 Annual Meeting of Stockholders, or the Proxy Statement, and is incorporated herein by reference. We intend to satisfy the disclosure requirements under Item 5.05(c) of Form 8-K regarding amendments to or waivers of our code of ethics by posting such information on our website at *http://investors.semileds.com/governance.cfm.* The information required by this Item with respect to compliance with the reporting requirements of Section 16(a) of the Exchange Act is set forth under the heading "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item is set forth under the heading "Compensation of the Named Executive Officers and Directors" in the Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of August 31, 2013. All outstanding awards relate to our common stock.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	(in thousands)		(in thousands)
Equity compensation plans approved by security holders	2,268(1)	$8.76	386
Equity compensation plans not approved by security holders	—	—	—
Total	2,268		386

(1) Consists of stock options granted under the 2005 Equity Incentive Plan and the 2010 Equity Incentive Plan, and restricted stock units granted under the 2010 Equity Incentive Plan. No additional grants could be made under the 2005 Equity Incentive Plan after December 8, 2010.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock unit awards, which have no exercise price.

The information required by this Item with respect to the securities ownership of directors, officers and certain beneficial owners is set forth under the heading "Principal Stockholders" in the Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item with respect to related party transactions is set forth under the heading "Certain Relationships and Related Party Transactions" in the Proxy Statement and is incorporated herein by reference. The information required by this Item with respect to director independence is set forth under the heading "Proposal 1: Election of Directors" in the Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is set forth under the heading "Proposal 2: Ratification of Appointment of Independent Public Accounting Firm" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements of SemiLEDs Corporation:

- Reports of Independent Registered Public Accounting Firms
- Consolidated Balance Sheets
- Consolidated Statements of Operations
- Consolidated Statements of Comprehensive Loss
- Consolidated Statements of Changes in Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule:

The following financial statement schedule of SemiLEDs Corporation and its subsidiaries for fiscal years 2013 and 2012 is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements of SemiLEDs Corporation and its subsidiaries.

Schedules

II Valuation and Qualifying Accounts

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or the notes thereto.

(3) Exhibits:

The exhibits listed on the Exhibit Index are included or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013

SemiLEDs Corporation

By: /s/ TRUNG TRI DOAN

Trung T. Doan
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TRUNG TRI DOAN Trung T. Doan	Chairman and Chief Executive Officer (Principal Executive Officer)	November 26, 2013
/s/ TIMOTHY LIN Timothy Lin	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 26, 2013
/s/ SCOTT R. SIMPLOT Scott R. Simplot	Director	November 26, 2013
/s/ JACK LAU Dr. Jack Lau	Director	November 26, 2013
/s/ EDWARD K. HSIEH Dr. Edward Kuan Hsiung Hsieh	Director	November 26, 2013
/s/ ARTHUR DEL PRADO Arthur del Prado	Director	November 26, 2013

SEMILEDS CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Years Ended August 31,	
	2013	2012
	(In thousands)	
Allowance for Doubtful Accounts (Including Related Parties):		
Beginning balance	$1,982	$1,339
Charged to bad debt expense	1,071	1,405
Recovery of bad debt	(13)	(164)
Write-downs charged against the allowance	—	(553)
Effect of exchange rate changes	(29)	(45)
Ending balance	$3,011	$1,982

	Years Ended August 31,	
	2013	2012
	(In thousands)	
Valuation Allowance for Deferred Tax Assets:		
Beginning balance	$22,474	$ 9,346
Charged to income tax expense	11,534	14,089
Effect of exchange rate changes	—	(961)
Ending balance	$34,008	$22,474

EXHIBIT INDEX

Exhibit No	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Registrant, and amendments thereto	S-1/A	333-168624	3.1 (c)	November 22, 2010	
3.2	Amended and Restated Articles of Association of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)	S-1/A	333-168624	99.1	September 14, 2010	
3.3	Amended and Restated Bylaws of Registrant	S-1/A	333-168624	3.2 (b)	November 22, 2010	
4.1	Form of Common Stock Certificate	S-1/A	333-168624	4.1	November 22, 2010	
4.2	Amended and Restated Investor Rights Agreement by and among SemiLEDs Corporation and certain investors and stockholders, dated April 1, 2010	S-1	333-168624	4.2	August 6, 2010	
10.1†	2005 Equity Incentive Plan (amended March 1, 2010)	S-1	333-168624	10.1	August 6, 2010	
10.2†	2010 Equity Incentive Plan	S-1/A	333-168624	10.2	November 12, 2010	
10.3†	Amended and Restated Employment Agreement with Trung T. Doan, dated March 15, 2005	S-1	333-168624	10.3	August 6, 2010	
10.4†	SemiLEDs Corporation 2010 Equity Incentive Plan, Stock Unit Grant Agreement (Director Form)	8-K	001-34992	99.1	February 9, 2012	
10.5†	SemiLEDs Corporation 2010 Equity Incentive Plan, Form of Stock Unit Agreement (Officer Form)	8-K	001-34992	99.1	February 24, 2012	
10.6	Form of Proprietary Information and Inventions Agreement	S-1/A	333-168624	10.8	September 14, 2010	
10.7	Form of Non-competition Agreement	S-1/A	333-168624	10.9	September 14, 2010	
10.8†	Form of Option Agreement for the 2010 Equity Incentive Plan	S-1/A	333-168624	10.10	November 16, 2010	
10.9†	Form of Indemnification Agreement with directors and officers	S-1/A	333-168624	10.11	October 26, 2010	
10.10	Promoters Agreement of Xurui Guangdian Co., Ltd. dated December 25, 2009 (translation)	S-1/A	333-168624	10.12	September 14, 2010	
10.11	Capital Increase Agreement of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)	S-1/A	333-168624	10.13	September 14, 2010	

Exhibit No	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.12	Amended and Restated Patent Assignment and License Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated July 19, 2010, amended on September 20, 2010 (translation)	S-1/A	333-168624	10.14	October 6, 2010	
10.13	Patent Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)	S-1/A	333-168624	10.15	September 14, 2010	
10.14	Trademark Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)	S-1/A	333-168624	10.16	September 14, 2010	
10.15	Lease agreement between Luxxon Technology Corporation and Semi-Photonics Co., Ltd. (former name of SemiLEDs Optoelectronics Co., Ltd.), dated December 1, 2006	S-1/A	333-168624	10.19	October 6, 2010	
10.16	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated May 12, 2009 (translation)	S-1/A	333-168624	10.22	October 6, 2010	
10.17	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated July 22, 2009 (translation)	S-1/A	333-168624	10.23	October 6, 2010	
10.18	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated May 12, 2010 (translation)	S-1/A	333-168624	10.24	October 6, 2010	
10.19	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated November 10, 2010 (translation)	10-Q	001-34992	10.1	April 12, 2011	
10.20†	Offer Letter of Ilkan Cokgor	10-K	001-34992	10.30	December 13, 2012	
21.1	List of Subsidiaries					X
23.1	Consent of KPMG, Independent Registered Public Accounting Firm					X
23.2	Consent of ShineWing Certified Public Accountants					X
31.1	Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)					X

Exhibit No	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
31.2	Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)					X
32.1	Certification Pursuant to 18 U.S.C. Section 1350					X
32.2	Certification Pursuant to 18 U.S.C. Section 1350					X
101.INS*	XBRL Instance Document					X
101.SCH*	XBRL Taxonomy Extension Schema Document					X
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document					X

† Management contract or compensatory arrangement

* In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

Board of Directors of SemiLEDs Corporation

Trung Tri Doan
Chairman of the Board of Directors, President and Chief Executive Officer
SemiLEDs Corporation

Arthur H. del Prado
Chairman of the Board of Directors
ASM Pacific Technology, Ltd.

Dr. Edward Kuan Hsiung Hsieh
Chairman of the Board of Directors and Chief Executive Officer
Eton Intelligent Technologies
Chairman of the Board of Directors and Chief Executive Officer
VR Networks

Dr. Jack Lau
Adjunct Professor
Hong Kong University of Science and Technology

Scott R. Simplot
Chairman of the Board of Directors
J.R. Simplot Company

Other Executive Officers of SemiLEDs Corporation

Ilkan Cokgor
Executive Vice President of Sales and Marketing

Mark E. Tuttle
Executive Vice President of Operations

Timothy Lin
Interim Chief Financial Officer

If you would like to obtain a copy, free of charge, of SemiLEDs Corporation's Annual Report on Form 10-K for the fiscal year ended August 31, 2013, please send a written request to:

Finance Department
SemiLEDs Corporation
3F, No. 11 Ke Jung Rd., Chu-Nan Site
Hsinchu Science Park, Chu-Nan 350
Maio-Li County, Taiwan, R.O.C.